name change

恒隆集團有限公司
HANG LUNG GROUP LIMITED

BEST AVAILABLE COPY

02 MAR -6 AM 8:47

PROCESSED

MAY 2 1 2002

THOMSON
FINANCIAL

HANG LUNG
GROUP

Our Ref: SO-037-2002/HLG

28th February, 2002

02015646

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Ladies and Gentlemen:

SUPPL

Re: Hang Lung Group Limited
Rule 12g3-2(b) Exemption
File No. 82-1439

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Hang Lung Group Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption has been granted.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities under Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (001-852) 2879-0111 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed stamped envelope.

dlw 3/7

28/F Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Telephone (852) 2879 0111
Facsimile (852) 2868 6031
Website www.hanglung.com

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Company Secretary

Encl.
EL/rh

02 MAR -6 AM 8:47

File No. 82-1439

Annex A to Letter to the SEC
dated 28th February, 2002 of
Hang Lung Group Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption has been granted.

Description of Document	**Check if Enclosed**
Title : Director's/Chief Executive's Notices Date : as of 22nd January, 2001 Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance)	✓
Title : Corporate Substantial Shareholder Notice Date : as of 22nd January, 2001 Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance)	✓
Title : Monthly Return on Movement of Listed Equity Securities Date : as of 31st January, 2001 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Notification of Meeting of Board of Directors at which: (i) an interim dividend is declared; or (ii) a recommendation to do so is made; or (iii) any announcement relating to profits or losses is to be approved for publication Date : as of 20th February, 2001 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Corporate Substantial Shareholder Notice Date : as of 23rd February, 2001 Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance)	✓
Title : Monthly Return on Movement of Listed Equity Securities Date : as of 28th February, 2001 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓

Title : Return of Allotments
Date : for the period from 1st March, 2001 to 2nd April, 2001
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Half-Year Results Announcement Form
Date : as of 2nd March, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcement of Interim Results
Date : as of 5th March, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Notification of Book Closing Dates
Date : as of 5th March, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Publication of Financial Information on Stock Exchange's website
Date : as of 21st March, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : 2000/2001 Interim Report
Date : for the half year ended 31st December, 2000
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Confirmation of No Subsequent Alteration on Announcement of Interim Results
Date : as of 27th March, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st March, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Share Buyback Report
Date : as of 10th April, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Share Buyback Report
Date : as of 17th April, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Return by a Company Purchasing its Own Shares
Date : as of 23rd April, 2001
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong

✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th April, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

✓

Title : Corporate Substantial Shareholder Notices
Date : as of 9th May, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance)

✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st May, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th June, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

✓

Title : Application for Waiver from the requirement to issue the Annual and Interim Reports in both English and Chinese
Date : as of 12th July, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st July, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

✓

Title : Notification of Change of Particulars of Director
Date : as of 2nd August, 2001
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong

✓

Title : Press Announcement in respect of Waiver from the requirement to issue the Annual and Interim Reports in both English and Chinese
Date : as of 6th August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

✓

Title : Acceptance of Waiver Conditions
Date : as of 8th August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title : Corporate Substantial Shareholder Notices
Date : as of 10th August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) √

Title : Corporate Substantial Shareholder Notices
Date : as of 13th August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) √

Title : Director's/Chief Executive's Notice
Date : as of 22nd August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) √

Title : Return of Allotments
Date : as of 22nd August, 2001
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong √

Title : Director's/Chief Executive's Notice
Date : as of 27th August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) √

Title : Notification of Change of Directors
Date : as of 27th August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title : Press Announcement of Change of Directors
Date : as of 28th August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st August, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title : Notification of Meeting of Board of Directors at which:
(i) a final dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication
Date : as of 12th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Return of Allotments
Date : as of 17th September, 2001
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Final Results Announcement Form
Date : as of 24th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcement of Final Results
Date : as of 25th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Notification of Book Closing Dates
Date : as of 25th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Submission of AGM Notice and Repurchase Mandate for Approval
Date : as of 25th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Undertaking of exercising repurchases power pursuant to the Repurchase Mandate
Date : as of 25th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th September, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Publication of Financial Information on Stock Exchange's website
Date : as of 15th October, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Corporate Substantial Shareholder Notices
Date : as of 18th October, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title : Enclosing soft copy of both languages of Annual Reports
Date : as of 29th October, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcement of Notice of Annual General Meeting
Date : as of 29th October, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : 2000/2001 Annual Report, Audited Accounts and Auditors' Report
Date : for the year ended 30th June, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Confirmation of No Subsequent Alteration on Announcement of Final Results
Date : as of 31st October, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing printed version of AGM Notice and Repurchase Mandate
Date : as of 31st October, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st October, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Notification of Resignation and Appointment of Directors
Date : as of 1st November, 2001
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Director's/Chief Executive's Notice
Date : as of 2nd November, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title : Notification of Appointment of Director enclosing Form B
Date : as of 5th November, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Corporate Substantial Shareholder Notices
Date : as of 5th November, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance)

Title : Application for Proposed Swop of Company Names
Date : as of 7th November, 2001
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong

Title : Consent to Release of Company Name
Date : as of 9th November, 2001
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong

Title : Proposed Change of Company Name
Date : as of 15th November, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Return of Allotments
Date : for the period from 19th November, 2001 to 6th December, 2001
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong

Title : Year 2001 Annual Return
Date : as of 23rd November, 2001
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong

Title : Enclosing printed version of Circular re: Proposed Change of Company Name
Date : as of 26th November, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Press Announcement of Proposed Change of Company Name
Date : as of 26th November, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Corporate Substantial Shareholder Notices
Date : as of 27th November, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance)

Title : Enclosing duly passed resolutions and AGM Notice and Repurchase Mandate
Date : as of 30th November, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th November, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing Special Resolution on Change of Company Name
Date : as of 18th December, 2001
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Enclosing Special Resolution on Change of Company Name and Circular and Notice of EGM
Date : as of 18th December, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing Certificate of Incorporation on Change of Name
Date : as of 27th December, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcement of Change of Company Name
Date : as of 31st December, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st December, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

231

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME HANG LUNG DEVELOPMENT COMPANY, LIMITED   STOCK CODE 10

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) CHAN Lok Chung, Gerald   HKID/~~Passport~~ No. D698106   CONTACT PHONE NO. 28790111

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2.   Yes~~/No~~*   (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

AMENDMENT

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.   DAY MONTH YEAR

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]   1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

02 MAY -6 AM 8:47

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Nil			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	USA ~~HKID~~/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
* CHAN, Evan Wesley	100786117	339,034,580

* as member of a wide class of discretionary objects of a trust

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Nil		

Note: Please also fill in Page 2 for the completion of this disclosure

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
		see APPENDIX I	

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐	/ /	
	see APPENDIX II			☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: 22 Day 01 Month 01 Year

CF001-5/91

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/ Passport No.	ADDRESS	NUMBER OF SHARES HELD
Cole Limited	N/A	33/37 Athol Street, Douglas, Isle of Man.	182,415,580
HKSCC Nominees Limited	N/A	1 Queen's Road Central, Hong Kong.	89,119,000 *
ACCAP (Nominees) Limited	N/A	36/F., Bank of America Tower, 12 Harcourt Road, Hong Kong.	27,500,000
UBS (Hong Kong) Nominees Ltd.	N/A	25/F., One Exchange Square, Central, Hong Kong.	18,000,000
Chekiang First Bank (Nominees) Limited	N/A	1/F., Chekiang First Bank Centre, 1 Duddell Street, Central, Hong Kong.	22,000,000

* The 3,000,000 shares previously reported to be held by Citibank, N.A. were actually registered in the name of HKSCC Nominees Limited.

APPENDIX II

0) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
ing Lung Development Company, Limited	Ord. Shares	339,034,580	339,034,580			N/A	
and Hotel Holdings Limited	Ord. "A" Shares	15,765,607	15,765,607			N/A	
and Hotel Holdings Limited	Ord. "B" Shares	20,396,065	20,396,065			N/A	

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

232

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME HANG LUNG DEVELOPMENT COMPANY, LIMITED STOCK CODE 10

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) CHAN Ronnie HKID/~~Passport~~ No. E290283(8) CONTACT PHONE NO. 28790111

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / ~~No~~ * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9). ***AMENDMENT***

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☒ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Nil			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	USA ~~HKID~~/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
CHAN Adley Wenyang	26592108	339,034,580
(as a member of a wide class of discretionary objects of a trust)		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Nil		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
see APPENDIX I			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
see APPENDIX II				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Nil			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
Nil				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: ______________ Date: 22 Day 01 Month 01 Year

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/ Passport No.	ADDRESS	NUMBER OF SHARES HELD
Cole Limited	N/A	33/37 Athol Street, Douglas, Isle of Man.	182,415,580
HKSCC Nominees Limited	N/A	1 Queen's Road Central, Hong Kong.	89,119,000 *
ACCAP (Nominees) Limited	N/A	36/F., Bank of America Tower, 12 Harcourt Road, Hong Kong.	27,500,000
UBS (Hong Kong) Nominees Ltd.	N/A	25/F., One Exchange Square, Central, Hong Kong.	18,000,000
Chekiang First Bank (Nominees) Limited	N/A	1/F., Chekiang First Bank Centre, 1 Duddell Street, Central, Hong Kong.	22,000,000

* The 3,000,000 shares previously reported to be held by Citibank, N.A. were actually registered in the name of HKSCC Nominees Limited.

(10) **Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.**

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Hang Lung Development Company, Limited	Ord. Shares	339,034,580	339,034,580			N/A	
Grand Hotel Holdings Limited	Ord. "A" Shares	15,765,607	15,765,607			N/A	
Grand Hotel Holdings Limited	Ord. "B" Shares	20,396,065	20,396,065			N/A	

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

24

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME HANG LUNG DEVELOPMENT COMPANY, LIMITED STOCK CODE 10

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ordinary DESCRIPTION BY NOMINAL VALUE HK$1.00

(3) Identification of corporation making disclosure

FULL NAME Cole Limited BUSINESS REGISTRATION NO. N/A

ADDRESS OF REGISTERED OFFICE 33/37 Athol Street, Douglas, Isle of Man

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG Nil

PLACE OF INCORPORATION Isle of Man LISTED ON SEHK ~~Yes~~/ No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) HO Tuen Yee, Belinda CONTACT PHONE NO. 2576-6800

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. ***AMENDMENT*** DAY MONTH YEAR

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested (other interest) and/or deemed to be interested. (corporate interest) 476,834,580

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 476,834,580

Note: Please also fill in Page 2 for the completion of this disclosure.

6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Nil			

7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Boland Enterprises Limited	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	44,800,000
Kingswick Investment Limited	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	93,000,000

8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
see attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: HO Tuen Yee, Belinda

Position held at the company: Director

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 22 Day 01 Month 01 Year

002 5/91

(8) **Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.**

NAME (Surname First for Individual)	HKID/ Passport No.	ADDRESS	NUMBER OF SHARES HELD
Cole Limited	N/A	33/37 Athol Street, Douglas, Isle of Man.	182,415,580
HKSCC Nominees Limited	N/A	1 Queen's Road Central, Hong Kong.	162,822,000 *
ACCAP (Nominees) Limited	N/A	36/F., Bank of America Tower, 12 Harcourt Road, Hong Kong.	27,500,000
Boland Enterprises Limited	N/A	P.O. Box 3149, Road Town, Pasea Estate, Tortola, British Virgin Islands.	44,800,000
Kingswick Investment Limited	N/A	P.O. Box 3149, Road Town, Pasea Estate, Tortola, British Virgin Islands.	297,000
UBS (Hong Kong) Nominees Ltd.	N/A	25/F., One Exchange Square, Central, Hong Kong.	18,000,000
BTM Nominees (HK) Ltd.	N/A	1/F., Far East Finance Centre, 16 Harcourt Road, Hong Kong.	19,000,000
Chekiang First Bank (Nominees) Limited	N/A	1/F., Chekiang First Bank Centre, 1 Duddell Street, Central, Hong Kong.	22,000,000

* The 3,000,000 shares previously reported to be held by Citibank, N.A. were actually registered in the name of HKSCC Nominees Limited.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st January, 2001

02 MAR -6 AM 8:47

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Development Company, Limited
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd February, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ____________)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,322,461,242		
Increase/(Decrease) during the month	Nil		
Balance at close of the month :	1,322,461,242		

(D) **Details of Movement :**
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Employee Share 1. Option Scheme ** Exercise price: HK$ 6.12	12,950,000	Nil	Nil	Nil	12,950,000	
Share Option 2. Scheme @ Exercise price: HK$ 5.49	1,150,000	Nil	Nil	Nil	1,150,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ Subscription price: HK$ ____ 2.____ Subscription price: HK$ ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				Nil
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : **Old Scheme expired on 24/11/2000
@ New Scheme expiring on 23/11/2010

Authorised Signatory:

Name : Esther Li
Title : Ass. Co. Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

02 MAR -6 AM 8:17

Our Ref: SO-031-2001/HLD

20th February, 2001

Listing Division,
The Stock Exchange of
Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Interim Results
for Six Months Ended 31st December, 2000

Please be informed that a Board Meeting of our Company will be held on Friday, 2nd March, 2001 at 11:00 a.m. to consider the results in respect of the first six months ended 31st December, 2000 and to declare the payment of an interim dividend for the year ending 30th June, 2001. You will be notified of the results and decisions as soon as possible after the meeting.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY LIMITED

Robin Ching
Secretary

RsC/el

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

25

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME HANG LUNG DEVELOPMENT COMPANY, LIMITED — STOCK CODE 10

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ordinary DESCRIPTION BY NOMINAL VALUE HK$1.00

(3) Identification of corporation making disclosure

FULL NAME: Cole Limited — BUSINESS REGISTRATION NO. N/A

ADDRESS OF REGISTERED OFFICE: 33/37 Athol Street, Douglas, Isle of Man

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: Nil

PLACE OF INCORPORATION: Isle of Man — LISTED ON SEHK ~~Yes~~ No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): HO Tuen Yee, Belinda — CONTACT PHONE NO. 2576-6800

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 20 MONTH 02 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☒ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested (Other Interest) and/or deemed to be interested. (Corporate Interest) 476,834,580

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 476,834,580

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Nil			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see **Explanatory Note**), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Boland Enterprises Limited	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	44,800,000
Kingswick Investment Limited	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	93,000,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
see attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: HO Tuen Yee, Belinda

Position held at the company: Director

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 23 Day 02 Month 01 Year

CF002 5/91

(8) **Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.**

NAME (Surname First for Individual)	HKID/ Passport No.	ADDRESS	NUMBER OF SHARES HELD
Cole Limited	N/A	33/37 Athol Street, Douglas, Isle of Man.	182,415,580
HKSCC Nominees Limited	N/A	1 Queen's Road Central, Hong Kong.	162,822,000
ACCAP (Nominees) Limited	N/A	36/F., Bank of America Tower, 12 Harcourt Road, Hong Kong.	27,500,000
Boland Enterprises Limited	N/A	P.O. Box 3149, Road Town, Pasea Estate, Tortola, British Virgin Islands.	18,800,000
Kingswick Investment Limited	N/A	P.O. Box 3149, Road Town, Pasea Estate, Tortola, British Virgin Islands.	297,000
UBS (Hong Kong) Nominees Ltd.	N/A	25/F., One Exchange Square, Central, Hong Kong.	18,000,000
BTM Nominees (HK) Ltd.	N/A	1/F., Far East Finance Centre, 16 Harcourt Road, Hong Kong.	19,000,000
Chekiang First Bank (Nominees) Limited	N/A	1/F., Chekiang First Bank Centre, 1 Duddell Street, Central, Hong Kong.	22,000,000
HSBC Nominees (Hong Kong) Limited	N/A	1 Queen's Road Central, Hong Kong.	26,000,000

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 28th February, 2001

02 MAR -6 AM 8:47

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~

~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Development Company, Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd March, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ( )	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,322,461,242		
Increase/(Decrease) during the month	Nil		
Balance at close of the month :	1,322,461,242		

...1/2

(D) **Details of Movement :**
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme ** Exercise price: HK$ 6.12	12,950,000	Nil	Nil	Nil	12,950,000	Nil
2. Share Option Scheme @ Exercise price: HK$ 5.49	1,150,000	Nil	Nil	Nil	1,150,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ______ 2.______ Subscription price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				Nil
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					Nil

Remarks : **Old Scheme expired on 24/11/2000
@ New Scheme expiring on 23/11/2010

Authorised Signatory:

Name : Esther Li
Title : Ass. Co. Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Form 表格 SC1

Return of Allotments
股份分配申報表

Companies Registry
公司註冊處

Company Number 公司編號: 6206

1 Company Name 公司名稱

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	03	2001	to 至	02	04	2001

3 Totals of this Allotment 此股份分配的總款額：-

Nominal Amount Paid and Payable
已繳及應繳的總面額: HKD 214,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]: HKD 1,095,680.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額（包括此分配）: HKD 1,322,675,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	214,000	1.00	6.12	0.00	5.12	1,095,680.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Development Company, Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLD0071
Deadline: 26/05/2001

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

24/04/2001 HH345649
CR No. : -006206-
Sh. Form : SC1
OB $1,096.00
CHQ $1,096.00

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號: 6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
KUNG Tak Wah Project Manager	Flat C, 12/F., Block 2, Peaksville, 74 Robinson Road, Hong Kong	64,000		
WONG Lai Ming Senior Property Manager	Flat D, 8/F., K.K. Mansion, 119 Caine Road, Hong Kong	40,000		
	Total Shares Allotted by Class 各類別股份分配總額			

To be continued...

Signed 簽名：[signature]

Name 姓名： Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期： 18th April, 2001

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

Continuation Sheet (Sheet 1 of 1)
續頁 第 1 頁(共 1 頁)

7 Details of Allottees 獲分配股份者的詳情 (cont'd 續上頁)

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
KAN Pak Cheong Chief Financial Officer	Flat 4, 11/F., 96 Baker Street, Hunghom, Kowloon	60,000		
FU Lee Wai Doris Senior Property Manager	Flat 1404, Block B, Kornhill, Quarry Bay, Hong Kong	50,000		
	Total Shares Allotted by Class 各類股份分配總額	214,000		

Your Ref: ACK24223/2001
Our Ref : SO-047-2001/HLD

2nd March, 2001

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

By Fax & By Hand
(Fax no.2523-1254)

Attn: Ms. Jane Shum

Dear Sirs,

Re: Interim Dividend for Six Months Ended 31st December, 2000

Please be informed that at a Directors' Meeting of the Company held on 2nd March, 2001, the board has resolved to declare an interim dividend of 12 cents per share to be paid on 20th April, 2001 to shareholders registered as of 12th April, 2001. The Register of Members will be closed from Monday, 9th April, 2001 to Thursday, 12th April, 2001, both days inclusive.

As requested in your letter dated 21st February, 2001, we enclose herewith the completed Results Announcement Form for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY LIMITED

Robin S. W. Ching
Secretary

Encl.

RsC/el

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Hang Lung Development Company, Limited (Name of Company/~~Representative Company~~) No. of pages: 2

Robin Ching (Responsible Official) 2879-0770 (Contact Telephone Number) 2nd March, 2001 Date

Name of listed company : HANG LUNG DEVELOPMENT COMPANY, LIMITED

Year end date : 30/6/01

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☐ Neither N/A

Review of interim report (if applicable) by
☐ Audit committee
☐ Auditors
☐ Neither of the above

		(~~Audited~~/Unaudited*) Current Period from 1/7/00 to 31/12/00 (HK$)'million		(~~Audited~~/Unaudited*) Last Corresponding Period from 1/7/99 to 31/12/99 (HK$)'million	
Turnover (Note I)	:	4,346.1		1,454.6	
Profit/(~~Loss~~) from Operations (Note III)	:	1,279.6		1,031.9	
Finance cost	:	(298.4)		(202.0)	
Share of Profit / (Loss) of Associates	:	-		-	
Share of Profit / (~~loss~~) of Jointly Controlled Entities	:	32.3		30.1	
Profit / (~~loss~~) after Taxation & MI	:	493.4		458.2	
% Change over Last Period	:	+7.7 %			
EPS / (~~EPS~~) - Basic (note 2)	:	37.3¢		34.5¢	
- Diluted	:	N/A		N/A	
Extraordinary ("ETD") Gain / (Loss)	:	-		-	
Profit / (~~loss~~) after ETD Items	:	493.4		458.2	
Interim / ~~Final~~* Dividend per Share	:	12¢		12¢	
(Specify if with other options)	:	Nil		Nil	
B / C Dates for Interim / ~~Final~~* Dividend	:	9/4/01	to	12/4/01	bdi.
Payable Date	:	20/4/01			
B / C Dates for (_____) General Meeting	:	N/A	to		bdi.
Other Distribution for Current Period	:	Nil			
B / C Date for Other Distribution	:	N/A	to		bdi.

* Please delete as appropriate.

Description or an explanatory note (Note IV)

For and on behalf of
HANG LUNG DEVELOPMENT CO., LTD.

Signature :
Name : Robin Ching
Title : Secretary

Notes

1. Certain comparative figures have been reclassified to conform with current period's presentation.

2. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$493.4 million (1999: HK$458.2 million) and the weighted average number of 1,322.9 million (1999: 1,328.7 million) shares in issue during the period.

   No diluted earnings per share is presented for both periods as the Company's share options did not give rise to any dilution.

02 MAR -6 AM 8:47

Our Ref: SO-052-2001/HLD

5th March, 2001

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Jane Shum

Dear Sirs,

Re: Press Announcement in respect of Interim Results

Further to our letters dated 2nd March, 2001, we have pleasure in enclosing herewith the original form and seven copies of our press announcement in respect of interim results for the Hang Lung Group, in English and Chinese version, appeared today in South China Morning Post, Hong Kong Economic Journal and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

THE HANG LUNG GROUP

RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2000 (unaudited)

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

2

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2000

	Note	2000 HK$Million	1999 HK$Million
Turnover	2	4,346.1	1,454.6
Profit from operations before finance costs		1,279.6	1,031.9
Finance costs	3(a)	(298.4)	(202.0)
Operating profit	3	981.2	829.9
Share of results of jointly controlled entities		32.3	30.1
Profit before taxation	4	1,013.5	860.0
Taxation	5	(124.0)	(116.2)
Profit after taxation		889.5	743.8
Minority interests		(396.1)	(285.6)
Net profit attributable to shareholders		493.4	458.2
Interim dividend at 12¢ (1999: 12¢) per share		158.7	159.5
Earnings per share	6	37.3¢	34.5¢

Notes:

1. The interim results have not been audited.

		2000 HK$Million	1999 HK$Million
2.	Analysis of turnover		
	Property sales	3,041.6	48.4
	Property investment	993.1	1,013.3
	Hotel owning and management	142.9	126.6
	Other operations	16.5	19.9
	Interest income	152.0	246.4
		4,346.1	1,454.6
3.	Operating profit is arrived at after charging:		
	(a) Finance costs		
	Interest on borrowings	368.2	351.6
	Other ancillary borrowing costs	19.3	12.0
	Total borrowing costs	387.5	363.6
	Less: Borrowing costs capitalised	(89.1)	(161.6)
		298.4	202.0
	(b) Other items		
	Cost of inventories	2,091.7	53.5
	Depreciation	125.6	24.9
4.	Analysis of profit before taxation		
	Property sales	338.8	(1.1)
	Property investment	742.2	789.3
	Hotel owning and management	36.1	17.8
	Other operations	29.1	3.6
	Net interest (expenses)/income	(132.7)	50.4
		1,013.5	860.0

Profit from other operations included HK$15.6 million relating to profit from trading of listed securities. Corresponding turnover has not been included as securities trading is not considered part of the Group's principal activities.

5. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period.

	2000 HK$Million	1999 HK$Million
Group — Hong Kong	118.8	112.0
Jointly controlled entities — Hong Kong	5.2	4.2
	124.0	116.2

6. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$493.4 million (1999: HK$458.2 million) and the weighted average number of 1,322.9 million (1999: 1,328.7 million) shares in issue during the period.

No diluted earnings per share is presented for both periods as the Company's share options did not give rise to any dilution.

AMOY PROPERTIES LIMITED

淘大置業有限公司

3

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2000

	Note	2000 HK$Million	1999 HK$Million
Turnover	2	1,747.3	1,144.2
Profit from operations before finance costs		1,088.3	905.8
Finance costs	3(a)	(155.3)	(177.1)
Operating profit	3	933.0	728.7
Share of results of jointly controlled entities		21.4	13.7
Profit before taxation	4	954.4	742.4
Taxation	5	(99.9)	(91.9)
Profit after taxation		854.5	650.5
Preference dividend	6	(24.1)	(24.1)
Net profit attributable to ordinary shareholders		830.4	626.4
Interim dividend at 11¢ (1999: 10¢) per ordinary share		318.0	289.4
Earnings per ordinary share	7	28.7¢	21.6¢

Notes:

1. The interim results have not been audited.

		2000 HK$Million	1999 HK$Million
2.	Analysis of turnover		
	Rental operations	866.7	943.0
	Disposal of investment properties	737.9	7.4
	Interest income	142.7	193.8
		1,747.3	1,144.2
3.	Operating profit is arrived at after charging:		
	(a) Finance costs		
	Interest on borrowings	231.0	231.4
	Other ancillary borrowing costs	13.4	5.9
	Total borrowing costs	244.4	237.3
	Less: Borrowing costs capitalised	(89.1)	(60.2)
		155.3	177.1
	(b) Other item		
	Depreciation	14.2	14.2
4.	Analysis of profit before taxation		
	Rental operations	649.5	718.3
	Disposal of investment properties	309.7	3.2
	Net interest (expenses)/income	(4.8)	20.9
		954.4	742.4

5. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2000	1999
Group — Hong Kong	98.1	89.9
Jointly controlled entities — Hong Kong	1.8	2.0
	99.9	91.9

6. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2000.

7. The calculation of earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$830.4 million (1999: HK$626.4 million) and 2,891.1 million (1999: 2,894 million) ordinary shares in issue during the period.

No diluted earnings per ordinary share is presented for both periods as the Company's convertible cumulative preference shares did not give rise to any dilution.

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

4

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2000

	Note	2000 HK$Million	1999 HK$Million
Turnover	2	**149.1**	132.0
Profit from operations	3	**42.4**	23.2
Share of results of jointly controlled entities		**(1.3)**	(0.9)
Profit before taxation	4	**41.1**	22.3
Taxation	5	**(13.0)**	(17.6)
Net profit attributable to shareholders		**28.1**	4.7
Interim dividend			
'A' shares :1.5¢ (1999: 1¢) per share		**9.3**	6.2
'B' shares :0.15¢ (1999: 0.1¢) per share		**0.9**	0.6
		10.2	6.8
Earnings per share	6		
'A' share		**4.12¢**	0.69¢
'B' share		**0.41¢**	0.07¢

Notes:

1. The interim results have not been audited.

	2000 HK$Million	1999 HK$Million
2. Analysis of turnover		
Hotel operations	**143.9**	127.8
Interest income	**5.2**	4.2
	149.1	132.0
3. Profit from operations is arrived at after charging:		
Cost of inventories	**8.7**	9.9
Depreciation	**7.4**	7.6
and after crediting:		
Other revenue	**5.4**	5.7
4. Analysis of profit before taxation		
Hotel operations	**35.9**	18.1
Interest income	**5.2**	4.2
	41.1	22.3

5. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. At 31 December 2000, the outcome of the said dispute remained undetermined and substantial tax provision has been made in the accounts on the grounds of prudence.

   No provision has been made for overseas taxation and Hong Kong profits tax in respect of jointly controlled entities. Deferred taxation has been accounted for to adjust the timing differences between depreciation charges and related capital allowances.

6. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$28.1 million (1999: HK$4.7 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the period.

OPERATIONS REVIEW

- We started last August to market the Ma On Shan development called Baycrest, and sold 90% of the 618 units before calendar year end.
- In December, our subsidiary Amoy won an auction for a 20,200 sq.m. residential plot next to Olympic Station. The site has an unobstructed view of the harbor and we will build a total of 1,849 residential units and commercial podium of approximately 150,000 sq.m.
- Rental activities at Amoy have been recovering. While benefits are not yet apparent in the present fiscal year, we should see better days in 2001/02.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course.

BOOK CLOSE DATES

Book close dates (both days inclusive)	9 April 2001 to 12 April 2001
Latest time to lodge transfers	4:00 p.m. on 6 April 2001
Interim dividend payment date	20 April 2001

Ronnie C. Chan
Chairman

Hong Kong, 2 March 2001

OPERATIONS REVIEW

- In December we won a 20,200 sq.m. residential site, near the Olympic Station, uncontested at a government auction. Over 150,000 sq.m. of gross floor area, with a high percentage of units with unobstructed seaview, will be built.
- We are witnessing a gradual recovery in leasing activities. Overall occupancy stood at 94% at mid year versus 92% from a year before. Benefits however were not yet reflected in the period under review.
- Sale of 35 residential units of Garden Terrace contributed significantly to the Group's profit.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course.

BOOK CLOSE DATES

Book close dates (both days inclusive)	9 April 2001 to 12 April 2001
Latest time to lodge transfers	4:00 p.m. on 6 April 2001
Interim ordinary dividend payment date	20 April 2001

Ronnie C. Chan
Chairman

Hong Kong, 2 March 2001

OPERATIONS REVIEW

- During the second half of year 2000, visitor arrival reached 6.8 million which is a hefty increase of some 22% over the second half of 1999.
- Occupancy of all Hong Kong hotels advanced to 85.2%, an increase of almost four percentage points from 1999.
- We took advantage of the heavy demand for rooms and increased our rates significantly, but at the expense of occupancy which receded to 88% from 93% a year ago.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course.

BOOK CLOSE DATES

Book close dates (both days inclusive)	9 April 2001 to 12 April 2001
Latest time to lodge transfers	4:00 p.m. on 6 April 2001
Interim dividend payment date	20 April 2001

Ronnie C. Chan
Chairman

Hong Kong, 2 March 2001

5

BEST AVAILABLE COPY

THE HANG LUNG GROUP

RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2000 (unaudited)

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2000

	Note	2000 HK$Million	1999 HK$Million
Turnover	2	[illegible]	1,454.6
Profit from operations before finance costs		1,279.6	1,031.9
Finance costs	3(a)	(298.4)	(202.0)
Operating profit	3	981.2	829.9
Share of results of jointly controlled entities		[illegible]	30.1
Profit before taxation	4	1,013.3	860.0
Taxation	5	(124.0)	(116.2)
Profit after taxation		889.5	743.8
Minority interests		(396.1)	(285.6)
Net profit attributable to shareholders		493.4	458.2
Interim dividend at 12¢ (1999: 12¢) per share		158.7	159.5
Earnings per share	6	37.3¢	34.5¢

Notes:

1. The interim results have not been audited.

	2000 HK$Million	1999 HK$Million
2. Analysis of turnover		
Property sales	[illegible]	48.4
Property investment	[illegible]	1,013.3
Hotel owning and management	[illegible]	126.6
Other operations	[illegible]	19.9
Interest income	[illegible]	246.4
	[illegible]	1,454.6
3. Operating profit is arrived at after charging:		
(a) Finance costs		
Interest on borrowings	[illegible]	351.6
Other ancillary borrowing costs	[illegible]	12.0
Total borrowing costs	[illegible]	363.6
Less: Borrowing costs capitalised	[illegible]	(161.6)
	[illegible]	202.0
(b) Other items		
Cost of inventories	[illegible]	53.5
Depreciation	[illegible]	24.9
4. Analysis of profit before taxation		
Property sales	[illegible]	(1.1)
Property investment	[illegible]	789.3
Hotel owning and management	[illegible]	17.8
Other operations	[illegible]	3.6
Net interest (expenses)/income	[illegible]	50.4
	1,013.5	860.0

Profit from other operations included HK$15.6 million relating to profit from trading of listed securities. Corresponding turnover has not been included as securities trading is not considered part of the Group's principal activities.

5. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period.

	2000	1999
Group — Hong Kong	118.8	112.0
Jointly controlled entities — Hong Kong	[illegible]	4.2
	124.0	116.2

6. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$493.4 million (1999: HK$458.2 million) and the weighted average number of 1,322.9 million (1999: 1,328.7 million) shares in issue during the period.

No diluted earnings per share is presented for both periods as the Company's share options did not give rise to any dilution.

OPERATIONS REVIEW

- We started last August to market the Ma On Shan development called Baycrest, and sold 90% of the 618 units before calendar year end.
- In December, our subsidiary Amoy won an auction for a 20,200 sq.m. residential plot next to Olympic Station. The site has an unobstructed view of the harbor and we will build a total of 1,849 residential units and commercial podium of approximately 150,000 sq.m.
- Rental activities at Amoy have been recovering. While benefits are not yet apparent in the present fiscal year, we should see better days in 2001/02.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course.

BOOK CLOSE DATES

Book close dates (both days inclusive)	9 April 2001 to 12 April 2001
Latest time to lodge transfers	4:00 p.m. on 6 April 2001
Interim dividend payment date	20 April 2001

Ronnie C. Chan
Chairman

Hong Kong, 2 March 2001

AMOY PROPERTIES LIMITED
淘大置業有限公司

CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2000

	Note	2000 HK$Million	1999 HK$Million
Turnover	2	[illegible]	1,144.2
Profit from operations before finance costs		1,088.3	905.8
Finance costs	3(a)	(155.3)	(177.1)
Operating profit	3	933.0	728.7
Share of results of jointly controlled entities		[illegible]	13.7
Profit before taxation	4	[illegible]	742.4
Taxation	5	[illegible]	(91.9)
Profit after taxation		[illegible]	650.5
Preference dividend	6	[illegible]	(24.1)
Net profit attributable to ordinary shareholders		830.4	626.4
Interim dividend at 11¢ (1999: 10¢) per ordinary share		318.0	289.4
Earnings per ordinary share	7	[illegible]	21.6¢

Notes:

1. The interim results have not been audited.

	2000 HK$Million	1999 HK$Million
2. Analysis of turnover		
Rental operations	[illegible]	943.0
Disposal of investment properties	[illegible]	7.4
Interest income	[illegible]	193.8
	[illegible]	1,144.2
3. Operating profit is arrived at after charging:		
(a) Finance costs		
Interest on borrowings	[illegible]	231.4
Other ancillary borrowing costs	[illegible]	5.9
Total borrowing costs	[illegible]	237.3
Less: Borrowing costs capitalised	[illegible]	(60.2)
	[illegible]	177.1
(b) Other item		
Depreciation	[illegible]	14.2
4. Analysis of profit before taxation		
Rental operations	[illegible]	718.3
Disposal of investment properties	[illegible]	3.2
Net interest (expenses)/income	[illegible]	20.9
	[illegible]	742.4

5. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2000	1999
Group — Hong Kong	[illegible]	89.9
Jointly controlled entities — Hong Kong	[illegible]	2.0
	[illegible]	91.9

6. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2000.

7. The calculation of earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$830.4 million (1999: HK$626.4 million) and 2,891.1 million (1999: 2,894 million) ordinary shares in issue during the period.

No diluted earnings per ordinary share is presented for both periods as the Company's convertible cumulative preference shares did not give rise to any dilution.

OPERATIONS REVIEW

- In December we won a 20,200 sq.m. residential site, near the Olympic Station, uncontested at a government auction. Over 150,000 sq.m. of gross floor area, with a high percentage of units with unobstructed seaview, will be built.
- We are witnessing a gradual recovery in leasing activities. Overall occupancy stood at 94% at mid year versus 92% from a year before. Benefits however were not yet reflected in the period under review.
- Sale of 35 residential units of Garden Terrace contributed significantly to the Group's profit.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course.

BOOK CLOSE DATES

Book close dates (both days inclusive)	9 April 2001 to 12 April 2001
Latest time to lodge transfers	4:00 p.m. on 6 April 2001
Interim ordinary dividend payment date	20 April 2001

Ronnie C. Chan
Chairman

Hong Kong, 2 March 2001

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2000

	Note	2000 HK$Million	1999 HK$Million
Turnover	2	149.1	132.0
Profit from operations	3	42.4	23.2
Share of results of jointly controlled entities		(1.3)	(0.9)
Profit before taxation	4	41.1	22.3
Taxation	5	(13.0)	(17.6)
Net profit attributable to shareholders		28.1	4.7
Interim dividend			
'A' shares :1.5¢ (1999: 1¢) per share		9.3	6.2
'B' shares :0.15¢ (1999: 0.1¢) per share		0.9	0.6
		10.2	6.8
Earnings per share	6		
'A' share		4.12¢	0.69¢
'B' share		0.41¢	0.07¢

Notes:

1. The interim results have not been audited.

	2000 HK$Million	1999 HK$Million
2. Analysis of turnover		
Hotel operations	143.9	127.8
Interest income	5.2	4.2
	149.1	132.0
3. Profit from operations is arrived at after charging:		
Cost of inventories	8.7	9.9
Depreciation	7.4	7.6
and after crediting:		
Other revenue	[illegible]	5.7
4. Analysis of profit before taxation		
Hotel operations	[illegible]	18.1
Interest income	[illegible]	4.2
	[illegible]	22.3

5. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits [illegible] the Inland Revenue [illegible] certain interest payments in previous years [illegible] 2000, the outcome of the said dispute remained undetermined and substantial tax provision has been made in the accounts on the grounds of prudence. [illegible]
No provision has been made for overseas taxation and Hong Kong profits tax in respect of jointly controlled entities. Deferred taxation has been accounted for to adjust the timing differences between depreciation charges and related capital allowances.

6. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$28.1 million (1999: HK$4.7 million) and 621.8 million 'A' shares and 600 million 'B' shares in issue during the period.

OPERATIONS REVIEW

- During the second half of year 2000, visitor arrival reached 6.8 million which is a hefty increase of some 22% over the second half of 1999.
- Occupancy of all Hong Kong hotels advanced to 85.2%, an increase of almost four percentage points from 1999.
- We took advantage of the heavy demand for rooms and increased our rates significantly, but at the expense of occupancy which receded to 88% from 93% a year ago.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course.

BOOK CLOSE DATES

Book close dates (both days inclusive)	9 April 2001 to 12 April 2001
Latest time to lodge transfers	4:00 p.m. on 6 April 2001
Interim dividend payment date	20 April 2001

Ronnie C. Chan
Chairman

Hong Kong, 2 March 2001

Our Ref: SO-053-2001/HLD

5th March, 2001

Listing Division,
The Stock Exchange of
Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Closure of Books**
- Hang Lung Development Company, Limited
- Amoy Properties Limited
- Grand Hotel Holdings Limited

Please be informed that the Registers of Members of the above 3 companies will be closed from Monday, 9th April, 2001 to Thursday, 12th April, 2001, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post, Hong Kong Economic Journal and Hong Kong Economic Times.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY LIMITED

Robin Ching
Secretary

RsC/el

02 MAR -6 [illegible]

Our Ref: SO-073-2001/HLD

21st March, 2001

The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Karen Lee -
Head of Listing, Regulation and Risk Management
Mr. Roger Lee -
Head of E-Business & Information Services

Dear Sirs,

Re: Hang Lung Development Company, Limited (the "Company")
Publication of financial information
for the interim period ended 31st December, 2000

With reference to letter dated 20th December, 2000 from The Stock Exchange of Hong Kong Limited (the "Exchange") regarding publication of listed issuers' financial information on the Exchange's website, we confirm that information contained in the attached CD ROM is complete, accurate and is identical to that disclosed in the interim report for the period ended 31st December, 2000 issued by the Company.

We consent to the Exchange publishing the information contained in the CD ROM on the Exchange's website.

Should you have any query, please contact the undersigned on telephone no. 2879-0770.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY LIMITED

original signed by RSWC

Robin S.W. Ching
Secretary

Encl.
RsC/el

02 MAR -6 AM 8:47

恒隆有限公司 HANG LUNG DEVELOPMENT COMPANY, LIMITED

Interim Report 2000-2001 中期報告書

Results And Dividend

In the six months ended 31 December 2000, net profit increased from $458.2 million to $493.4 million, an increase of 8% over the previous year's figure. Earnings per share increased by 8% to 37.3 cents. Your board declared an interim dividend of 12 cents per share (1999: 12 cents) payable on 20 April 2001 to shareholders of record on 12 April 2001.

Operations Review

This is the first year that all new property development projects are handled by our 60% owned subsidiary Amoy Properties. At Hang Lung, we have been busy identifying new opportunities which will provide us with a second platform from which to build a sustainable business. At the same time, we are completing the remaining real estate projects.

Bought in early 1995, the Ma On Shan project called Baycrest should have been pre-sold in 1997 when the market was booming. Unfortunately serious soil problems delayed it by some 18 months. By then, the Asian crisis had driven prices down. Instead of selling then, we waited until construction was nearly completed. By last August, we determined that the residential market was unlikely to materially recover in the near future, and so decided to bite the bullet. Fortunately, a window of opportunity to sell was afforded by the announcement of the SAR government that the policy of annually building 85,000 residential units was no longer in effect.

Due to savvy marketing, we were able to create quite a stir in Hong Kong. So much so that the successful campaign, followed by that of one or two other projects of our competitors, gave many people the impression that the residential market was recovering quickly. Some developers even bought land based on that flurry of activities. We sold 90% of the 618 unit development in a matter of two to three months. Both market sentiment as well as prices have since subsided. As of today, about 95% of the apartments are gone. At the joint venture project Tung Chung Crescent, 271 flats were also sold during the six months under review.

業績及股息

截至二零零零年十二月三十一日止六個月之純利為四億九千三百四十萬元，較上年同期之純利四億五千八百二十萬元增加百分之八。每股盈利為三角七點三仙，增加百分之八。董事局宣布派發中期股息每股一角二仙(一九九九年：一角二仙)，股息將於二零零一年四月二十日派發予於二零零一年四月十二日名列股東名冊之股東。

業務回顧

此乃本集團首年由佔六成權益之附屬公司淘大置業負責所有新物業發展項目，而本集團則忙於物色新機會以建立另一個可持續發展之業務台階。同時，本集團正繼續完成餘下之物業項目。

於一九九五年年初購入之馬鞍山物業觀瀾雅軒，本應於一九九七年市況蓬勃時預售，但嚴重之地質問題令工程不幸推遲約十八個月。其時亞洲金融危機已推低樓價，本集團與其於當時發售該物業，倒不如等候至施工接近完成時再作決定。至去年八月，本集團確定住宅市道於可見將來亦難以復甦，因此決定接受現實推出該物業，幸好此際特區政府宣布每年興建八萬五千個住宅單位之政策已不再存在，為本集團銷售該物業提供一扇良機。

由於市場推廣計劃出色，該項目得以在香港掀起頗大認購熱潮，而其他由競爭對手隨後推出之一、兩項物業亦取得成功，致給予許多人住宅市道正快速復甦之印象；部份發展商甚至基於此驟然之熱潮而購入土地。本集團於短短兩至三個月期間，已售出該項目六百一十八個單位之百分之九十，其後樓市意慾及價格均已滑落。截至今天為止，觀瀾雅軒已售出約百分之九十五之單位。此外，本集團參與之東堤灣畔物業發展項目，於回顧期之六個月內亦售出二百七十一個單位。

Our subsidiary Amoy has been successful in further acquiring land for development. In December it won an auction for a 20,200 square meter residential plot next to Olympic Station of the subway system. The site has an unobstructed view of the harbor and we will build 1,840 units totalling approximately 150,000 square meters. Interestingly, a neighboring piece that was inferior in shape and smaller was sold a year before for over 50% of our unit land cost. As such, we are in a good competitive position.

Rental activities at Amoy have been recovering. While benefits are not yet apparent in the present fiscal year, we should see better days in 2001/02.

Our hospitality subsidiary Grand Hotel Holdings has traded well; both top and bottom lines have improved. Average room rates rose significantly at the expense of occupancy which moderated slightly.

Prospect

So far we have only placed small amounts of money in a number of new investments outside of real estate. I am hopeful that within the next twelve months, we will have something more concrete to report. Whether any of those new initiatives will develop into serious businesses will still be unclear at that point, but they should represent good opportunities.

Until we are successful in the above, real estate, through our major subsidiary Amoy Properties, will remain the mainstay of our business. Judging from the land that Amoy has purchased in the past twenty some months, and provided that property prices stay at today's level, our future should be quite pleasing. Indications in the past weeks have added optimism — as a direct result of a series of government actions, there are good arguments that residential prices may have bottomed. Although I do not expect them to shoot up any time soon, a gradual increase will mean even better profits for us. Investment properties should also generate steady to rising incomes in the coming year or two. All in all, healthy growth in total profits should last for the next four to five years.

本集團之附屬公司淘大成功添置發展土地。該公司於去年十二月之土地拍賣中投得一幅毗鄰地鐵奧運站、面積達二萬零二百平方米之住宅用地。該處坐擁毫無遮擋之海港景色，本集團將興建一千八百四十個住宅單位，總樓面面積約達十五萬平方米。值得注意者乃鄰近一幅地形和面積均較遜色之土地，其一年前之賣出價較本集團有關土地之成本價高出百分之五十。因此，本集團處於甚佳之競爭地位。

淘大之物業租賃業務已開始復甦。雖然有關得益於本財政年度尚未顯著，但在二零零一至二零零二年度應可令本集團得見較佳光景。

本集團之酒店業務機構格蘭酒店集團之業績理想，營業額及股東應佔溢利均有改善。其屬下各酒店之平均房租顯著調升，代價為入住率輕微下降。

展望

迄今本集團僅投入了少量資金於地產業以外之數項新投資項目，本人希望未來十二個月內本集團可匯報更實質之進展。屆時雖仍未能肯定該等新項目何者將發展為重要業務，但彼等應可提供良機。

直至本集團之上述發展取得成功前，透過主要附屬公司淘大置業所從事之地產業，仍將為本集團之核心業務。就淘大於過去二十多個月所購入之土地作出判斷，假設樓價能維持現時之水平，本集團之前景應頗為愜意。過去數星期出現之跡象令人增添樂觀 — 由於政府連串行動之直接效果，有良好之理據支持樓價或已見底之看法。雖然本人並不預期樓價可於任何短期時間內急升，但其逐步之上升將意味着本集團可享有更佳之利潤，而投資物業於未來一、兩年亦應可提供穩定以至上升之收入。總括而言，本集團之整體溢利應可於未來四至五年維持良好增長。

Purchase, Sale Or Redemption Of Listed Securities

During the six months ended 31 December 2000, the Company repurchased a total of 2,277,000 shares of $1.00 each of the Company on The Stock Exchange of Hong Kong Limited at prices ranging from $6.00 to $6.25 per share. The aggregate consideration of $13.8 million paid was charged against retained profits and the nominal value of the shares repurchased of $2.2 million was transferred to capital redemption reserve. All of these shares had been cancelled by the Company upon repurchase.

Save as aforesaid, the Company and its subsidiaries had not purchased, sold or redeemed any of the Company's listed securities during the period.

Compliance With The Code Of Best Practice

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors' Interests In Shares

As at 31 December 2000, the interests of each director and their associates in the issued share capital of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies are set out on Table 1.

During the period, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for equity or debt securities of the Company.

Substantial Shareholders' Interests In Shares

As at 31 December 2000, the interests of every person, other than directors of the Company, in the issued share capital of the Company as recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance are set out on Table 2.

On Behalf of the Board
Ronnie C. Chan
Chairman

Hong Kong, 2 March 2001

購回、出售或贖回上市證券

本公司於截至二零零零年十二月三十一日止六個月內在香港聯合交易所有限公司購回總數二百二十七萬七千股本公司每股面值一元之股份，每股股份之購回價由六元至六元二角五仙不等。所支付之總代價一千三百八十萬元已在保留溢利扣除，而購回股份之面值二百二十萬元已撥入資本贖回儲備。本公司於購回該等股份後已將其全部註銷。

除以上所述外，本公司及其附屬公司期內均無購回、出售或贖回本公司之任何上市證券。

遵守最佳應用守則

並無董事知悉有資料可合理指出本公司現時或於會計期內之任何時間未有遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

董事之股份權益

根據證券(公開權益)條例第二十九條規定而備存之登記冊所載，或須根據上市公司董事進行證券交易之標準守則向本公司及香港聯合交易所有限公司發出之通知，每位董事及其聯繫人士於二零零零年十二月三十一日持有本公司及各聯營機構已發行股本之權益列於圖表一內。

期內，各董事及彼等各自之配偶及未滿十八歲之子女概無獲授任何可認購本公司股本證券或債務證券之權利。

主要股東之股份權益

根據證券(公開權益)條例第十六(一)條規定而備存之登記冊所記載，於二零零零年十二月三十一日非本公司董事之人士持有本公司已發行股本之權益載於圖表二內。

主席
陳啟宗　謹啟

香港，二零零一年三月二日

Table 1: Directors' Interests In Shares
圖表一：董事之股份權益

The Company 本公司

	Shares of HK$1.00 each 每股面值港幣一元之股份				Share Options 認股權 (Note 1 附註 1)
	Personal Interests 個人權益	Family Interests 家族權益	Corporate Interests 公司權益	Other Interests 其他權益	Personal Interests 個人權益
Ronnie C. Chan 陳啟宗	—	—	—	339,034,580 (Note 2 附註 2)	—
S.S. Yin 殷尚賢	—	—	—	—	—
Nelson W.L. Yuen 袁偉良	—	—	—	—	2,500,000
Gerald L. Chan 陳樂宗	—	—	—	339,034,580 (Note 2 附註 2)	—
Laura L.Y. Chen 陳樂怡	—	—	—	—	—
H.K. Cheng 鄭漢鈞	—	—	—	—	—
Wilfred S.L. Ho 何世良	—	—	—	—	1,250,000
Simon S.O. Ip 葉錫安	—	—	—	—	—
Alfred H.K. Li 李鴻鈞	—	—	—	—	1,250,000

Amoy Properties Limited 淘大置業有限公司

	Ordinary Shares of HK$1.00 each 每股面值港幣一元之普通股股份			
	Personal Interests 個人權益	Family Interests 家族權益	Corporate Interests 公司權益	Other Interests 其他權益
Ronnie C. Chan 陳啟宗	—	—	—	—
S.S. Yin 殷尚賢	—	—	—	—
Nelson W.L. Yuen 袁偉良	—	—	—	—
Gerald L. Chan 陳樂宗	—	—	—	—
Laura L.Y. Chen 陳樂怡	—	—	—	—
H.K. Cheng 鄭漢鈞	—	—	—	—
Wilfred S.L. Ho 何世良	—	—	—	—
Simon S.O. Ip 葉錫安	—	—	—	—
Alfred H.K. Li 李鴻鈞	—	—	—	—

Table 1: Directors' Interests In Shares *(Continued)*
圖表一：董事之股份權益 *(續)*

Grand Hotel Holdings Limited 格蘭酒店集團有限公司

		Number of Shares 股份數目			
	Class* 類別*	Personal Interests 個人權益	Family Interests 家族權益	Corporate Interests 公司權益	Other Interests 其他權益
Ronnie C. Chan 陳啟宗	A	—	—	—	15,765,607 (Note 2 附註 2)
	B	—	—	—	20,396,065 (Note 2 附註 2)
S.S. Yin 殷尚賢		—	—	—	—
Nelson W.L. Yuen 袁偉良		—	—	—	—
Gerald L. Chan 陳樂宗	A	—	—	—	15,765,607 (Note 2 附註 2)
	B	—	—	—	20,396,065 (Note 2 附註 2)
Laura L.Y. Chen 陳樂怡		—	—	—	—
H.K. Cheng 鄭漢鈞		—	—	—	—
Wilfred S.L. Ho 何世良		—	—	—	—
Simon S.O. Ip 葉錫安		—	—	—	—
Alfred H.K. Li 李鴻鈞		—	—	—	—

* A: 'A' Shares of HK$0.10 each 每股面值港幣一角之「A」股股份　　B: 'B' Shares of HK$0.01 each 每股面值港幣一仙之「B」股股份

Notes 附註：

1. Share options were granted to certain directors on 24 February 2000 under the Share Option Scheme of the Company at exercise price of HK$6.12 per share, exercisable in 3 tranches, i.e. 20% from 24 February 2001, 30% from 24 February 2002 and 50% from 24 February 2003, and expiring on 23 February 2010. During the period, none of the directors exercised such options.
本公司於二零零零年二月二十四日根據優先認股計劃，向某些董事授予認股權，行使價為每股港幣六元一角二仙。有關認股權分三期行使，於二零零一年二月二十四日起可行使百分之二十，二零零二年二月二十四日起可行使百分之三十，二零零三年二月二十四日起可行使百分之五十，而全部認股權之行使期將於二零一零年二月二十三日屆滿。期內並無董事行使有關認股權。

2. These shares were held by a trust of which associates of Mr. Ronnie C. Chan and Mr. Gerald L. Chan are members of a wide class of discretionary objects.
此等股份乃由一信託基金所持有，陳啟宗先生及陳樂宗先生之聯繫人士均為該信託基金之眾多全權託管對象之成員。

Table 2: Substantial Shareholders' Interests In Shares
圖表二：主要股東之股份權益

	Number of Shares Held 持有股份數目
Cole Limited	476,834,580 (a)
Franklin Resources, Inc.	158,444,800 (b)
Templeton Worldwide, Inc.	158,444,800 (b)
Templeton International, Inc.	158,280,600 (b)

Notes 附註：

(a) These shares had included the 339,034,580 shares held by a trust of which associates of Mr. Ronnie C. Chan and Mr. Gerald L. Chan are members of a wide class of discretionary objects (as referred to in Note 1 of Table 1).
此等股份已包括由一信託基金所持有之三億三千九百零三萬四千五百八十股股份，陳啟宗先生及陳樂宗先生之聯繫人士均為該信託基金之眾多全權託管對象之成員(即圖表一附註1所述)。

(b) These represent the same parcels of shares held by their subsidiaries.
此乃彼等之附屬公司所持有之同一批股份。

Consolidated Income Statement For The Six Months Ended 31 December 2000 (Unaudited)
綜合收益表 截至二零零零年十二月三十一日止六個月(未經審核)

		Note 附註	**2000 HK$Million 港幣百萬元**	1999 HK$Million 港幣百萬元
Turnover	營業額	2(a)(甲)	**4,346.1**	1,454.6
Direct costs and operating expenses	直接成本及營業費用		**(2,998.0)**	(357.3)
Administrative expenses	行政費用		**(68.5)**	(65.4)
Profit from operations before finance costs	未計融資成本前之營業溢利		**1,279.6**	1,031.9
Finance costs	融資成本	3(a)(甲)	**(298.4)**	(202.0)
Operating profit	營業溢利	3	**981.2**	829.9
Share of results of jointly controlled entities	應佔合營公司業績		**32.3**	30.1
Profit before taxation	除稅前溢利	2(b)(乙)	**1,013.5**	860.0
Taxation	稅項	4	**(124.0)**	(116.2)
Profit after taxation	除稅後溢利		**889.5**	743.8
Minority interests	少數股東權益		**(396.1)**	(285.6)
Net profit attributable to shareholders	股東應佔純利		**493.4**	458.2
Interim dividend at 12¢ (1999: 12¢) per share	中期股息每股12仙 (一九九九年：每股12仙)		**(158.7)**	(159.5)
Retained profit for the period	期內保留溢利		**334.7**	298.7
Earnings per share	每股盈利(仙)	5	**37.3¢**	34.5¢

Consolidated Statement Of Recognised Gains And Losses For The Six Months Ended 31 December 2000 (Unaudited)
已確認收益虧損綜合計算表 截至二零零零年十二月三十一日止六個月(未經審核)

		2000 HK$Million 港幣百萬元	1999 HK$Million 港幣百萬元
Net (losses)/gains not recognised in the income statement	收益表內沒有確認之(虧損)／收益淨額	**(30.2)**	7.4
Net profit for the period	期內純利	**493.4**	458.2
Less: Realisation of capital reserve on disposal of properties	減：出售物業所變現之資本儲備	**(102.7)**	(3.8)
Total recognised gains	已確認之收益總額	**360.5**	461.8

The notes on pages 9 to 12 form part of the interim financial statements.
第九至十二頁之附註乃中期財務報表之一部份。

Consolidated Balance Sheet At 31 December 2000 (Unaudited)

綜合資產負債表 二零零零年十二月三十一日(未經審核)

		Note 附註	**31/12/2000 HK$Million 港幣百萬元**	30/6/2000 HK$Million 港幣百萬元
ASSETS	**資產**			
Non-current assets	非流動資產			
Fixed assets	固定資產		**33,994.4**	34,245.3
Interest in jointly controlled entities	合營公司權益		**2,217.8**	2,259.7
Loans and investments	貸款及投資		**281.6**	253.4
			36,493.8	36,758.4
Current assets	流動資產			
Inventories	存貨		**8,955.9**	7,266.3
Trade and other receivables	應收賬款及其他應收款項	6	**229.1**	209.9
Cash and deposits with banks	現金及銀行存款		**3,838.9**	5,333.1
			13,023.9	12,809.3
Current liabilities	流動負債			
Bank loans and overdrafts	銀行貸款及透支		**393.5**	5,616.2
Trade and other payables	應付賬款及其他應付款項	7	**5,004.7**	3,261.4
Taxation	稅項		**679.7**	700.1
Proposed dividend	擬派發股息		**158.7**	535.6
			6,236.6	10,113.3
Net current assets	流動資產淨額		**6,787.3**	2,696.0
Total assets less current liabilities	資產總額減流動負債		**43,281.1**	39,454.4
Non-current liabilities	非流動負債			
Bank loans	銀行貸款		**7,416.0**	3,840.0
Other borrowings	其他借貸		**1,408.5**	1,424.0
Minority interests	少數股東權益		**14,976.3**	14,898.1
			23,800.8	20,162.1
NET ASSETS	**資產淨額**		**19,480.3**	19,292.3
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本		**1,322.5**	1,324.7
Reserves	儲備		**18,157.8**	17,967.6
Shareholders' funds	股東權益		**19,480.3**	19,292.3

The notes on pages 9 to 12 form part of the interim financial statements.

第九至十二頁之附註乃中期財務報表之一部份。

Consolidated Cash Flow Statement For The Six Months Ended 31 December 2000 (Unaudited)
綜合現金流量表 截至二零零零年十二月三十一日止六個月(未經審核)

		HK$Million 港幣百萬元
Net cash inflow from operating activities	營業運作所得之現金流入淨額	965.0
Net cash outflow from returns on investments and servicing of finance	投資回報及融資成本之現金流出淨額	(1,155.2)
Tax paid	繳付税項	(139.2)
Net cash inflow from investing activities	投資業務之現金流入淨額	341.8
Net cash inflow before financing	融資前之現金流入淨額	12.4
Net cash outflow from financing	融資現金流出淨額	(1,338.4)
Decrease in cash and cash equivalents	現金及現金等價物之減少	(1,326.0)
Cash and cash equivalents at 1 July 2000	於二零零零年七月一日之現金及現金等價物	5,155.4
Cash and cash equivalents at 31 December 2000	於二零零零年十二月三十一日之現金及現金等價物	3,829.4
Analysis of the balances of cash and cash equivalents at 31 December 2000	於二零零零年十二月三十一日之現金及現金等價物結餘之分析	
Cash and deposits with banks	現金及銀行存款	3,838.9
Bank overdrafts	銀行透支	(9.5)
		3,829.4

Notes 附註 :

1. Basis of preparation 編製基準

The interim financial statements are unaudited and have been prepared in accordance with Statement of Standard Accounting Practice 25 "Interim Financial Reporting" and Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited. The same accounting policies adopted in the annual financial statements for the year ended 30 June 2000 have been applied to the interim financial statements.
中期財務報表乃未經審核，並按照會計實務準則第二十五號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六的規定而編製。中期財務報表採用之會計政策與截至二零零零年六月三十日止年度財務報表所採用者一致。

2. Analysis of turnover and profit before taxation 營業額及除稅前溢利分析

As the majority of the activities of the Group during the period were carried out in Hong Kong, a geographical analysis of turnover and profit before taxation is not included.
由於期內本集團大部份業務均在香港進行，故不列載營業額及除稅前溢利之地域性分析。

		2000 HK$Million 港幣百萬元	1999 HK$Million 港幣百萬元
(a) Turnover	(甲) 營業額		
Property sales	物業銷售	**3,041.6**	48.4
Property investment	物業投資	**993.1**	1,013.3
Hotel owning and management	酒店擁有及管理	**142.9**	126.6
Other operations	其他業務	**16.5**	19.9
Interest income	利息收入	**152.0**	246.4
		4,346.1	1,454.6
(b) Profit before taxation	(乙) 除稅前溢利		
Property sales	物業銷售	**338.8**	(1.1)
Property investment	物業投資	**742.2**	789.3
Hotel owning and management	酒店擁有及管理	**36.1**	17.8
Other operations	其他業務	**29.1**	3.6
Net interest (expenses)/income	利息(支出)／收入淨額	**(132.7)**	50.4
		1,013.5	860.0

Profit from other operations included HK$15.6 million relating to profit from trading of listed securities. Corresponding turnover has not been included as securities trading is not considered part of the Group's principal activities.
其他業務之溢利包括來自買賣上市證券所得之有關溢利港幣一千五百六十萬元。由於本集團並不認為證券買賣乃本集團主要業務之一部份，故營業額內並無列入相關數字。

3. Operating profit 營業溢利

		2000 HK$Million 港幣百萬元	1999 HK$Million 港幣百萬元
Operating profit is arrived at after charging:	營業溢利已扣除下列各項：		
(a) Finance costs	(甲) 融資成本		
Interest on borrowings	借貸利息	**368.2**	351.6
Other ancillary borrowing costs	其他輔助借貸支出	**19.3**	12.0
Total borrowing costs	借貸支出總額	**387.5**	363.6
Less: Borrowing costs capitalised	減：轉撥投資成本之借貸支出	**(89.1)**	(161.6)
		298.4	202.0
(b) Other items	(乙) 其他項目		
Cost of inventories	存貨成本	**2,091.7**	53.5
Depreciation	折舊	**25.6**	24.9

4. Taxation 稅項

Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period.
香港利得稅稅項準備乃按期內估計應課稅溢利乘以稅率百分之十六計算。

		2000 **HK$Million** **港幣百萬元**	1999 HK$Million 港幣百萬元
Group	集團		
— Hong Kong	一 香港	**118.8**	112.0
Jointly controlled entities	合營公司		
— Hong Kong	一 香港	**5.2**	4.2
		124.0	116.2

5. Earnings per share 每股盈利

The calculation of earnings per share is based on the net profit attributable to shareholders of HK$493.4 million (1999: HK$458.2 million) and the weighted average number of 1,322.9 million (1999: 1,328.7 million) shares in issue during the period.
每股盈利乃按期內股東應佔純利港幣四億九千三百四十萬元(一九九九年：港幣四億五千八百二十萬元)及期內已發行股份之加權平均數十三億二千二百九十萬股(一九九九年：十三億二千八百七十萬股)計算。

No diluted earnings per share is presented for both periods as the Company's share options did not give rise to any dilution.
由於本公司之認股權並無構成任何攤薄，故並無列出兩段會計期之每股攤薄盈利。

6. Trade and other receivables 應收賬款及其他應收款項

Included in trade and other receivables are debtors with the following ageing analysis:
已計入應收賬款及其他應收款項之應收款項其賬齡分析如下：

		31/12/2000 **HK$Million** **港幣百萬元**	30/6/2000 HK$Million 港幣百萬元
Within 1 month	一個月內	**53.0**	43.2
1 - 3 months	一至三個月	**25.3**	17.3
Over 3 months	三個月以上	**10.2**	13.2
		88.5	73.7

The Group maintains a defined credit policy.
本集團設有特定之信貸政策。

7. Trade and other payables 應付賬款及其他應付款項

Included in trade and other payables are creditors with the following ageing analysis:
已計入應付賬款及其他應付款項之應付款項其賬齡分析如下：

		31/12/2000 HK$Million 港幣百萬元	30/6/2000 HK$Million 港幣百萬元
Within 1 month	一個月內	**343.8**	465.2
1 - 3 months	一至三個月	**0.7**	—
Over 3 months	三個月以上	**413.1**	456.7
		757.6	921.9

8. Capital commitments 資本承擔

(a) At 31 December 2000, capital commitments contracted but not provided for, amounted to HK$457.9 million (30/6/2000: HK$735.5 million).
(甲) 於二零零零年十二月三十一日已簽約但尚未撥備之資本承擔為港幣四億五千七百九十萬元(二零零零年六月三十日：港幣七億三千五百五十萬元)。

In addition, the Group's share of capital commitments of the jointly controlled entities is as follows:
此外，本集團應佔合營公司之資本承擔如下：

		31/12/2000 HK$Million 港幣百萬元	30/6/2000 HK$Million 港幣百萬元
Contracted for	已簽約	**239.1**	299.1
Authorised but not contracted for	已批准但尚未簽約	**140.4**	140.3
		379.5	439.4

(b) At 31 December 2000, commitments under an operating lease to make minimum payments on property in the next year in respect of a lease expiring after 5 years amounted to HK$8 million (30/6/2000: HK$8 million).
(乙) 於二零零零年十二月三十一日，就一項於五年後約滿之物業營業租約之承擔而於下年度最少應付之金額為港幣八百萬元(二零零零年六月三十日：港幣八百萬元)。

9. Related party transactions 有關連人士交易

The Group has a 20% interest in a jointly controlled entity which participated in the development of Package One of the MTRC Tung Chung Station Development Project. At 31 December 2000, the Group advanced to this jointly controlled entity a total of HK$1,413.9 million (30/6/2000: HK$1,473.9 million). All advances are unsecured, interest-free and have no fixed settlement dates.
本集團一間合營公司參與地鐵公司東涌站第一期物業發展計劃，本集團持有該合營公司百分之二十權益。於二零零零年十二月三十一日，本集團已向該合營公司合共墊款港幣十四億一千三百九十萬元(二零零零年六月三十日：港幣十四億七千三百九十萬元)。所有墊款均無抵押，免息及無固定償還期。

HKE 香港交易所

BEST AVAILABLE COPY

26 March 2001

Hang Lung Development Company Limited
28/F
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

BY FAX & MAIL
28686760

Attn: Mr. Robin Ching

Dear Mr. Ching,

Hang Lung Development Company Limited (the "Company")

Based on the result announcement form dated 2 March 2001 of the Company, the following information has been announced: -

Entitlement : Int Div $0.12 per share.

Book closing dates: 09/04/2001 to 12/04/2001, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. The above information will be used for our calculation of the ex-price in the teletext system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and
Clearing Limited

Eric Lam
Officer
E-Business & Information Services

For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Secretary

Authorized Representative
Name: Robin S.W. Ching
Date: 27th March, 2001

FORM 1

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st March, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Development Company, Limited
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd April, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,322,461,242		
Increase/~~(Decrease)~~ during the month	164,000		
Balance at close of the month :	1,322,625,242		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	~~Cancelled~~ Lapsed	No. of Options	
1. Employee Share Option Scheme ** Exercise price: HK$ 6.12	12,950,000	Nil	164,000	240,000	12,546,000	164,000
2. Share Option Scheme @ Exercise price: HK$ 5.49	1,150,000	Nil	Nil	Nil	1,150,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price: HK$* ____ 2.______ *Subscription price: HK$* ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				Nil
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(~~decreased~~) during the month:					164,000

Remarks : **Old Scheme expired on 24/11/2000
@ New Scheme expiring on 23/11/2010

Authorised Signatory:

Name : Esther Li
Title : Ass. Co. Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

c.c. Central Registration Hong Kong Limited
Attention: Mrs. Ellen Ng (2528-6087)

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

By Fax/~~Hand~~
2877-6987

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

10th April, 2001

Dear Sir,

Name of Company: HANG LUNG DEVELOPMENT COMPANY, LIMITED
Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
10/04/2001	197,000	EXCHANGE	HK$6.55	HK$6.50	HK$1,281,150
Total	197,000				HK$1,281,150

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 197,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date 0.42 %

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}} \right)$$

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 197,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(b) \times 100}{\text{issued share capital}}\right)$$ 0.01 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31st October, 2000 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) N/A

2. % of previous months turnover acquired this month to date

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}}\right)$$ N/A %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Signed ....

Name: Esther Sau Man LI
~~Director/Secretary or~~ other duly
authorised officer
For and on behalf of
[Issuer's name]
HANG LUNG DEVELOPMENT CO., LTD.

c.c. Central Registration Hong Kong Limited
Attn: Mrs. Ellen Ng (Fax: 2529-6087)

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

By Fax/~~hand~~
2877-6987

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

17th April, 2001

Dear Sir,

Name of Company: HANG LUNG DEVELOPMENT COMPANY, LIMITED
Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
17/04/2001	200,000	EXCHANGE	HK$6.50	HK$6.45	HK$1,295,000
Total	200,000				HK$1,295,000

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 397,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date 0.85 %

((a) × 100 / previous months turnover on the Exchange)

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 397,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(b) \times 100}{\text{issued share capital}}\right) \qquad \underline{0.03}\ \%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31st October, 2000 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) N/A

2. % of previous months turnover acquired this month to date

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}}\right) \qquad \underline{N/A}\ \%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Signed ....

Name: Robin Sik Wing CHING
~~Director~~/Secretary ~~other duly~~
~~authorised officer~~
For and on behalf of
[Issuer's name]
HANG LUNG DEVELOPMENT CO., LTD.

02 MAR -6 AM 8:47

CR

Companies Registry
公司註冊處

Form 表格 SC2

Return by a Company Purchasing its Own Shares
公司購買本身股份申報表

Company Number 公司編號: 6206

1 Company Name 公司名稱

HANG LUNG DEVELOPMENT COMPANY, LIMITED

2 Shares Purchased by the Company under section 49B 公司根據第49B條購買的股份

Class of Shares 股份類別	No. of Shares Purchased 所購買股份的數目	Nominal Value of Each Share 每股的面值	Date(s) on which the Shares were Delivered to the Company 股份交付公司的日期	Maximum Prices Paid for Each Share 就每股所支付的最高價格 (Note 註 2)	Minimum Prices Paid for Each Share 就每股所支付的最低價格 (Note 註 2)
Ordinary	197,000	HK$1.00	12-04-2001	HK$6.55	HK$6.50
Ordinary	200,000	HK$1.00	19-04-2001	HK$6.50	HK$6.45

3 The Aggregate Amount Paid by the Company for the above Shares
公司就上述股份所支付的總款額
(Note 註 2)

HK$2,576,150

Signed 簽名:

(Name 姓名): (Robin Sik Wing CHING) Date 日期: 23rd April, 2001
~~Director 董事~~/Secretary 秘書 *

* Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址
HANG LUNG DEVELOPMENT COMPANY, LIMITED
28th Floor
4 Des Voeux Road Central
Hong Kong

For Official Use
請勿填寫本欄

RECEIVED 收件日期
24-04-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Specification No. 3/97

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th April, 2001

To ~~: The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC~~: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Development Company, Limited
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 4th May, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,322,625,242		
Increase/(Decrease) during the month	(347,000)		
Balance at close of the month :	1,322,278,242		

(D) **Details of Movement :**
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme ** Exercise price: HK$ 6.12	12,546,000	Nil	50,000	Nil	12,496,000	50,000
2. Share Option Scheme @ Exercise price: HK$ 5.49	1,150,000	Nil	Nil	Nil	1,150,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ____ 2. ______ Subscription price: HK$ ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share	397,000	Cancellation Date : 10/4 & 17/4				(397,000)
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						(347,000)

Remarks : **Old Scheme expired on 24/11/2000
@ New Scheme expiring on 23/11/2010

Authorised Signatory:

Name : Esther Li
Title : Ass. Co. Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

27

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED STOCK CODE:
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD - H DISCRIPTION BY NOMINAL VALUE: 1.0000

(3) Identificaiton of corporation making disclosure

FULL NAME Franklin Resources, Inc. BUSINESS REGISTRATION NO. 13-2670991

ADDRESS OF REGISTERED OFFICE 777 Mariners Island Blvd., San Mateo, CA 94404 USA

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

PLACE OF INCORPORATION Delaware LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) Seidman, Laura CONTACT PHONE NO.: (954) 527-7413

02 MAR -6 AM 8:47

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 08 MONTH 05 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [x] 2 [ ] 3 [x] 4 [x] 5 [x] 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 158,984,800 12.02

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 158,444,800 11.98

+ 540,000 +0.04

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman

Position held at the company: Assistant Secretary, Franklin Resources, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature:

Date: 09 (Day) 05 (Month) 01 (Year)

Addendum to Corporate Substantial Shareholder Notice dated May 9, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (I.e. corporate interests, see Explanatory Note), complete this paragraph.

Fiduciary International, Inc. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) 2 World Trade Center New York, NY 10048	13,000
Templeton Investment Counsel, LLC (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) 500 East Broward Blvd., Suite 2100 Ft. Lauderdale, FL 33394	3,796,800
Templeton Global Advisors Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) Box N-7759 Nassau, Bahamas	78,356,000
Templeton Asset Management Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) 2 Exchange Square, Suite 908 Hong Kong	76,819,000
TOTAL SHARES	158,984,800

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. 1 Queens Road, Central Hong Kong	154,909,000
Standard Chartered Bank Hong Kong	4,044,800
Citibank, N.A. Hong Kong	31,000
TOTAL SHARES	158,984,800

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

16

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED STOCK CODE:
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD - H DISCRIPTION BY NOMINAL VALUE: 1.0000

(3) Identificaiton of corporation making disclosure

FULL NAME: Templeton Worldwide, Inc. BUSINESS REGISTRATION NO. 94-3167260

ADDRESS OF REGISTERED OFFICE: 500 East Broward Blvd., Suite 2100, Ft. Lauderdale, FL 33394-3091

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

PLACE OF INCORPORATION: Delaware LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): Seidman, Laura CONTACT PHONE NO.: (954) 527-7413

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 08 MONTH 05 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [x] 2 [ ] 3 [x] 4 [x] 5 [x] 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 158,971,800

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 158,444,800

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman

Position held at the company: Assistant Secretary, Franklin Resources, Inc. which wholly owns Templeton Worldwide, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature:

Date: 09 (Day) 05 (Month) 01 (Year)

Addendum to Corporate Substantial Shareholder Notice dated May 9, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Investment Counsel Inc. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) 500 East Broward Blvd., Suite 2100 Ft. Lauderdale, FL 33394	3,796,800
Templeton Global Advisors Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) Box N-7759 Nassau, Bahamas	78,356,000
Templeton Asset Management Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) 2 Exchange Square, Suite 908 Hong Kong	76,819,000
TOTAL SHARES	158,971,800

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. Basement Level 1 1 Queens Road, Central Hong Kong	154,896,000
Standard Chartered Bank Hong Kong	4,044,800
Citibank, N.A. Hong Kong	31,000
TOTAL SHARES	158,971,800

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st May, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Development Company, Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 1st June, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :

3. Other classes of shares : please specify : ________

4. Warrants : please specify : ________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ________)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,322,278,242		
Increase/(Decrease) during the month	-		
Balance at close of the month :	1,322,278,242		

(D) **Details of Movement :**
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme ** Exercise price: HK$ 6.12	12,496,000	Nil	Nil	Nil	12,496,000	Nil
2. Share Option Scheme @ Exercise price: HK$ 5.49	1,150,000	Nil	Nil	Nil	1,150,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ______ 2.______ *Subscription price:* *HK$* ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				Nil
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : **Old Scheme expired on 24/11/2000
@ New Scheme expiring on 23/11/2010

Authorised Signatory:

Name : Esther Li
Title : Ass. Co. Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th June, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Development Company, Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 3rd July, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ____________)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,322,278,242		
Increase/(Decrease) during the month	-		
Balance at close of the month :	1,322,278,242		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	~~Cancelled~~ Lapsed	No. of Options	
1. Employee Share Option Scheme ** Exercise price: HK$ 6.12	12,496,000	Nil	Nil	360,000	12,136,000	Nil
2. Share Option Scheme @ Exercise price: HK$ 5.49	1,150,000	Nil	Nil	Nil	1,150,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ______ 2.______ Subscription price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					Nil

Remarks : **Old Scheme expired on 24/11/2000
@ New Scheme expiring on 23/11/2010

Authorised Signatory:

Name : Esther Li
Title : Ass. Co. Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

02 MAY -6 AM 8:50

Our Ref: SO-133-2001/HLD

12th July, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Hang Lung Development Company, Limited
Amoy Properties Limited
Grand Hotel Holdings Limited
- Application for Waiver re
Sending only one language of Annual and Interim Reports

We refer to your announcement made on 17th January, 2001 ("the Announcement") and would like to apply for a waiver from the requirement that all future Annual and Interim Reports of the Company be issued in both English and Chinese languages. We hereby agree to make all arrangements as set out in Items 1 to 8 specified under the heading of "Criteria for Consideration of Adequate Arrangements" in the Announcement so as to ascertain the preference of members and securities holders as to which language of the Annual and Interim Reports they wish to receive.

Meanwhile, we enclose herewith a draft announcement in respect of the above subject for your comments. As we plan to place the announcement on newspapers and send out the First Letter on 6th August, 2001, we look forward to receiving your approval on or before 31st July, 2001.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

HANG LUNG DEVELOPMENT COMPANY, LIMITED
AMOY PROPERTIES LIMITED
GRAND HOTEL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Waiver from the requirement to issue the Annual Reports and Interim Reports in both English and Chinese

Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited ("the Companies") have obtained a waiver from the requirements to issue the Annual and Interim Reports in both English and Chinese on the basis that it is making adequate arrangements to ascertain the preference of members as to which language version of the Annual Reports and Interim Reports they wish to receive.

INTRODUCTION

On 17th January, 2001, The Stock Exchange of Hong Kong Limited ("the Exchange") issued an announcement that the Exchange has obtained the agreement of the Securities and Futures Commission to grant, upon application by a listed issuer, a waiver from the requirement that all annual and/or interim reports be issued in both English and Chinese languages subject to the fulfillment of conditions that adequate arrangements are put in place to ascertain the preference of members.

GRANT OF WAIVER

The Companies have applied for, and the Exchange has granted, a waiver from the requirement that the Companies' Annual and Interim Reports be issued in both English and Chinese languages ("the Waiver") to be sent to the members. The Waiver has been granted on a temporary basis pending relevant changes to the Listing Rules and the law.

PROPOSED ARRANGEMENTS

The Waiver has been granted by the Exchange on the basis that the following arrangements have been or will be made by the Companies:

1. The Companies will send a letter on 6th August, 2001 together with a pre-paid reply form ("the First Letter"), prepared in English and Chinese, to our members to enable them to select either an English or Chinese or both versions of the Annual and Interim Reports. The First Letter will explain that if no reply is received from such members by 28th August, 2001 the following arrangements will apply, where applicable:
   (a) the Annual and Interim Reports will be sent in Chinese to all Hong Kong members who are natural persons with a Chinese name; and
   (b) the Annual and Interim Reports will be sent in English to all overseas members and to all Hong Kong members who do not fall into category (a) above.

   Whether a member of the Companies is a Hong Kong or an overseas person will be determined by his or its registered address.
2. The Companies will send the selected language version of the Annual and Interim Reports to those members who have made a selection.
3. A letter together with a pre-paid request form ("the Second Letter"), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Annual and Interim Reports stating that an Annual and Interim Reports prepared in the other language will be available upon request.
4. The Annual and Interim Reports in both English and Chinese versions and in accessible format will be available on the Companies' websites at www.hanglung.com and a soft copy of both languages of the Annual and Interim Reports will be filed with the Exchange as soon as practicable after the despatch of the Annual and Interim Reports to members.
5. The Companies will provide a dial-up hotline service (Tel.xxxx-xxxx) from 6th August, 2001 to 28th August, 2001 to enable members to make enquiry of the Companies' proposed arrangements.
6. The First Letter and the Second Letter will mention that both languages of the Annual and Interim Reports will be available on the Companies' websites and that a dial-up hotline service has been provided as mentioned in paragraphs 4 and 5 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Annual Reports"	copies of the future annual reports and the group accounts of the Companies, together with copies of the auditor's report as referred to in Paragraph 8(1) and Note 8.1 to Paragraph 8(2) of the Listing Agreement

"Interim Reports"	copies of the future interim reports of the Companies referred to in Paragraph 10 of the Listing Agreement
"Listing Agreement"	the listing agreement between the Companies and the Exchange substantially in the form contained in Appendix 7 Part A of the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

By Order of the Boards of
Hang Lung Development Company, Limited
Amoy Properties Limited
Grand Hotel Holdings Limited

Robin S.W. Ching
Company Secretary

Hong Kong, 6th August, 2001

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st July, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

02 ... -6 ... 8:58

From : Hang Lung Development Company, Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 1st August, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :
3. Other classes of shares : please specify : __________
4. Warrants : please specify : __________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ( )	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,322,278,242		
Increase/(Decrease) during the month	-		
Balance at close of the month :	1,322,278,242		

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____ 2.____ Exercise price: HK$ ____	Per attached					Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ *Subscription price:* *HK$* ____ 2.____ *Subscription price:* *HK$* ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				Nil
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ________________

Authorised Signatory:

Name : Esther Li
Title : Assistant Co. Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	12.136.000	Nil	Nil	Nil	12,136,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	1,150,000	Nil	Nil	Nil	1,150.000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350.000	Nil

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Companies Registry
公司註冊處

02 AUG -6 AM 8:57

Company Number 公司編號: 6206

1 Company Name 公司名稱

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

2 Type of Change 更改事項

☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 | Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 | MM 月 | YYYY 年

Date 日期 | Alternate To 替代

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Development Company, Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLD0072
Deadline: 14/08/2001

For Official Use
請勿填寫本欄

RECEIVED 收件日期
02-08-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 6206

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director	01 / 08 / 2001 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名: CHAN Gerald Lok Chung 陳 樂宗

Name／New Name 姓名／新姓名: N/A (Surname 姓氏 / Other names 名字)

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: 170 Lake Avenue, Newton Centre, MA 02459 United States

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D698106(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名: [signature]

(Name 姓名): (Robin Sik Wing CHING) Date 日期: 2nd August, 2001

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

RsC

Our Ref: SO-162-2001/HLD

6th August, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan/Ms. Amy Loi

Dear Sirs,

Re: Hang Lung Development Company, Limited
Amoy Properties Limited
Grand Hotel Holdings Limited
- Application for Waiver re
Sending only one language of Annual and Interim Reports

We refer to your letter dated 3rd August, 2001 and have pleasure in enclosing herewith the original form and 7 copies of our Announcement in respect of Waiver from the requirement to issue the Annual and Interim Reports in both English and Chinese, in English and Chinese version, appeared today in Hong Kong iMail and Sing Tao Daily for your information.

Meanwhile, we also enclose 14 copies of the First Letter in printed version of each of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited for your records.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

COPY

HANG LUNG DEVELOPMENT CO., LTD.
恒隆有限公司

HANG LUNG GROUP

6th August, 2001

Dear Sir or Madam,

ANNUAL AND INTERIM REPORTS

I am writing regarding your choice of language of the Company's Annual Report for the year ended 30th June, 2001 and the Interim Report for the 6 months ending 31st December, 2001 ("the Reports").

With a view to achieving the objective of "using less paper" to ensure better investor communication and for environmental protection reasons, we should be grateful if you would let us know whether you wish to receive (a) the English version or (b) the Chinese version or (c) both the English and Chinese versions of the Reports, by signing and returning the enclosed reply slip with pre-paid envelope. If we do not receive your reply slip by 28th August, 2001, we will send Chinese version to shareholders who are natural persons with a Chinese name and with Hong Kong addresses, and English version to overseas shareholders, corporate shareholders and other shareholders.

Please note that both the English and the Chinese versions of the Reports will always be available from the Company or our share registrar upon request, and that the Reports will be available, from their date of being sent out, on the Company's website on www.hanglung.com. Any queries relating to this letter can be answered by calling the Company's hotline at our share registrar on 2862–8666 during the period from 6th August, 2001 to 28th August, 2001, or calling the Company's general line 2879-0111 after 28th August, 2001.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin S.W. Ching
Secretary

Reply Slip
To: Hang Lung Development Company, Limited

I/We would like to receive:

☐ English version only of the Reports.
☐ Chinese version only of the Reports.
☐ Both the English and Chinese versions of the Reports.

Please tick one of the boxes.

Signature ____________________

Date ____________________

If the Company does not receive this reply slip before 28th August, 2001, the Reports will be sent out in accordance with the contents of the Company's letter dated 6th August, 2001.

HANG LUNG DEVELOPMENT CO., LTD.
恒隆有限公司

HANG LUNG GROUP

二零零一年八月六日

敬啟者：

年報及中期報告

現特致函　閣下，就本公司截至二零零一年六月三十日止年度之年報以及截至二零零一年十二月三十一日止六個月之中期報告(「報告」)所屬意之語言版本作出選擇。

為了透過「減少用紙」從而達致加強與投資者之溝通和環境保護之目標，故此懇請　閣下簽署並用已預付郵費之信封寄回以下回條，申明欲收取報告之：甲)英文版本或；乙) 中文版本或；丙)中文及英文版本。倘若本公司於二零零一年八月二十八日前仍未收到　閣下之回條，則中文版本之報告將寄發予擁有中文姓名之自然人並具有香港地址之股東，而英文版本之報告則只會寄發予海外之股東、公司股東以及其他股東。

敬請注意，本公司或過戶處均常備報告之中、英文版本，以供股東索取；以及自報告寄發日期起，股東可於本公司之網址：www.hanglung.com 瀏覽有關報告。如對本函件有任何疑問，可於二零零一年八月六日至二零零一年八月二十八日期間致電本公司於過戶處設立之電話熱線2862-8666查詢或於二零零一年八月二十八日後致電本公司2879-0111查詢。

此致

恒隆有限公司
秘書
程式榮
程式榮
謹啟

回　條

致：恒隆有限公司

本人／吾等欲收取
☐ 僅英文版本之報告
☐ 僅中文版本之報告
☐ 中文及英文版本之報告
請於以上適當空格加上✓號

簽署 ____________________

日期 ____________________

倘若本公司未能於二零零一年八月二十八日前收到　閣下之回條，則將按二零零一年八月六日發出之本公司函件所述方式將報告之中文或英文版本寄予　閣下。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HANG LUNG DEVELOPMENT COMPANY, LIMITED
AMOY PROPERTIES LIMITED
GRAND HOTEL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

WAIVER FROM THE REQUIREMENT TO ISSUE THE ANNUAL REPORTS AND INTERIM REPORTS IN BOTH ENGLISH AND CHINESE

Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited ("the Companies") have obtained a waiver from the requirements to issue the Annual and Interim Reports in both English and Chinese on the basis that it is making adequate arrangements to ascertain the preference of members and securities holders as to which language version of the Annual Reports and Interim Reports they wish to receive.

INTRODUCTION

On 17th January, 2001, The Stock Exchange of Hong Kong Limited ("the Exchange") issued an announcement that the Exchange has obtained the agreement of the Securities and Futures Commission to grant, upon application by a listed issuer, a waiver from the requirements that all annual and/or interim reports be issued in both English and Chinese languages subject to the fulfillment of conditions that adequate arrangements are put in place to ascertain the preference of members and securities holders.

GRANT OF WAIVER

The Companies have applied for, and the Exchange has granted, a waiver from the requirements that the Companies' Annual and Interim Reports be issued in both English and Chinese languages ("the Waiver") to be sent to the members and securities holders. The Waiver has been granted on a temporary basis pending relevant changes to the Listing Rules and the law.

PROPOSED ARRANGEMENTS

The Waiver has been granted by the Exchange on the basis that the following arrangements have been or will be made by the Companies:

1. The Companies will send a letter on 6th August, 2001 together with a pre-paid reply form ("the First Letter"), prepared in English and Chinese, to the members and securities holders to enable them to select either an English or Chinese or both versions of the Annual and Interim Reports.
2. The First Letter will explain that if no reply is received from such members or securities holders by 28th August, 2001 the following arrangements will apply, where applicable:
   (a) the Annual and Interim Reports will be sent in Chinese to all Hong Kong members and securities holders who are natural persons with a Chinese name; and
   (b) the Annual and Interim Reports will be sent in English to all overseas members and securities holders and to all Hong Kong members and securities holders who do not fall into category (a) above.

   Whether a member or securities holder of the Companies is a Hong Kong person or an overseas person will be determined by his or its registered address.
3. The Companies will send the selected language version of the Annual and Interim Reports to those members and securities holders who have made a selection.
4. When the Annual and Interim Reports are sent out according to the arrangements as set out in paragraph 2 above, a letter together with a pre-paid request form ("the Second Letter"), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Annual and Interim Reports stating that the Annual and Interim Reports prepared in the other language will be available upon request.
5. The Annual and Interim Reports in both English and Chinese versions and in accessible format will be available on the Companies' website at *www.hanglung.com* and a soft copy of both languages of the Annual and Interim Reports will be filed with the Exchange as soon as practicable after the despatch of the Annual and Interim Reports to members and securities holders.
6. The Companies will provide a dial-up hotline service (Tel. 2862-8666) from 6th August, 2001 to 28th August, 2001 (or Tel. 2879-0111 after 28th August, 2001) to enable members and securities holders to make enquiry of the Companies' proposed arrangements.
7. The First Letter and the Second Letter will mention that both languages of the Annual and Interim Reports will be available on the Companies' website and that a dial-up hotline service has been provided as mentioned in paragraphs 5 and 6 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Annual Reports"	copies of the annual reports and the group accounts of the Companies, for the year ended 30th June, 2001, together with copies of the auditor's reports as referred to in Paragraph 8(1) and Note 8.1 to Paragraph 8(2) of the Listing Agreement
"Interim Reports"	copies of the interim reports of the Companies, for the six months ending 31st December, 2001, referred to in Paragraph 10 of the Listing Agreement
"Listing Agreement"	the listing agreement between the Companies and the Exchange substantially in the form contained in Appendix 7 Part A of the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

By Order of the Boards of
Hang Lung Development Company, Limited
Amoy Properties Limited
Grand Hotel Holdings Limited
Robin S.W. Ching
Company Secretary

Hong Kong, 6th August, 2001

NOTICE ON APPLICATION FOR A LIQUOR LICENCE CLUB SIGNAL

Notice is hereby given that Ngan Chun Man, Steven of Basement, No. 6 & 6A Hart Avenue, Tsim Sha Tsui, Kowloon is applying to the Liquor Licensing Board for new issue of a Liquor Licence in respect of Club Signal at Basement, No. 6 & 6A Hart Avenue, Tsim Sha Tsui, Kowloon with endorsement of (bar/dancing). Any person who knows any reason why this application should not be granted should send a written and signed statement of the facts to the Secretary, Liquor Licensing Board, Pei Ho Street Complex, 4/F, 333 Ki Lung Street, Shamshuipo, Kowloon within 14 days from the date of this notice.

Date: 06/08/2001

13533

DRANSFIELD HOLDINGS LIMITED
啟祥集團有限公司

(Incorporated in Cayman Islands with limited liability)

APPOINTMENT OF DIRECTOR

The Board of Directors of Dransfield Holdings Limited (the "Company") announces that Ms. Cheung Kam Wa was appointed the Executive Director of the Company with effect from 3 August 2001. The Company takes this opportunity to express its warm welcome to Ms Cheung for her joining the Board of the Company.

By Order of the Board
Y. S. Kwok
Company Secretary

Hong Kong: 3 August 2001

UPM-Kymmene (HK) Ltd

UPM

The Winners of 21st Universiade Lucky Draw

Ms Zhu Manfei	Hefei
Ms Qiao Huili	Jincheng
Ms Li Yongfang	Nanjing
Ms Du Jin'e	Quanzhou
Mr Chen Zhiyu	Guangzhou
Mr Do Hin Tak	Hong Kong

All winners will be notified individually within 7 days.

ACTUAL LIVING ENGLISH

2001 BOOK FAIR LUCKY DRAW

AMERICA FLORIDA TRIP LUCKY DRAW
WINNER'S NAME: CHAN TZE KWAN
ID: D629XXX(6)

The above winner will be contact by ALE staff to pick up the prize after the announcement

Announcement delay from August 1 to August 6, Sorry for any inconvenience caused

---

Cool Distilled Water "Alex Fong & Rain Lee Autographed CD" Lucky Draw Result

Grand Prizes (50): C241301(7) C359658(1) C529941(8) D176981(4) D512177(A) E827887(7) E971807(2) G802452(8) K035862(7) K120982(7) K501786(6) K885643(1) K967769(5) K977347(9) P629601(4) Y037161(9) Y183014(A) Z089407(A) Z098857(8) Z115186(0) Z195909 Z234475(1) Z276710(5) Z331197(0) Z346554(4) Z357843(6) Z423659(A) Z448404(5) Z472948(0) Z515744(8) Z559844(4) Z640024(9) Z648811(9) Z668387(3) Z669569(0) Z670231(6) Z747119(2) Z730612(0) Z731458(7) Z734482(2) Z742551(2) Z763254(2) Z768022(8) Z773214(8) Z780265(0) Z804481(4) Z842769(1) Z846083(4) Z940020(7) Z988309(7)

Trade Promotion Competition Licence No: 018808

All winners, including the above and consolation prizes will be informed individually.

---

02 MAR -6 AM 8:50

Your Ref: LD98492/01
Our Ref : SO-163-2001/HLD

8th August, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms Estella Ng
Acting Secretary to Listing Committee

Dear Sirs,

Re: Hang Lung Development Company, Limited
Amoy Properties Limited
Grand Hotel Holdings Limited
- Waiver Application from strict compliance with Paragraphs 8 and 10 of the Listing Agreement

We refer to your letter dated 3rd August, 2001 and as requested, return herewith the duplicate copy of the above letter, duly signed, signifying our Group's acceptance of the conditions set out therein for your information.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

COPY

Our Ref: LD98492/01

3 August 2001

Hang Lung Development Company, Limited
28/F, Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

BY FAX (2868 6031)
& BY POST

Attn: Mr. Robin Sik Wing Ching
Company Secretary

Dear Sirs

Amoy Properties Limited
Grand Hotel Holdings Limted
Hang Lung Development Company Limited (together, the "Group")
Waiver application from strict compliance with Paragraphs 8 and 10 of the Listing Agreement (the "Waiver")

We refer to your letter dated 12 July 2001 (the "Waiver Application") applying for a waiver from strict compliance with Paragraphs 8 and 10 of the Listing Agreement requiring the Group to send out both English and Chinese versions of the annual report for the year ended 31 June 2001 and the interim report for the six months ending 30 December 2001 (the "Annual and Interim Reports") to its members and holders of its listed securities. Captialised terms used in this letter have the same meaning as those defined in the Waiver Application, unless otherwise stated.

At the Listing Committee meeting on 2 August 2001, the Listing Committee agreed to grant a conditional waiver to the Group in respect of the Annual and Interim Reports. The Waiver is granted subject to the Group's compliance with all the conditions set out in the Exchange's announcement dated 17 January 2001. In particular, the Group is required to make a public announcement stating the proposed arrangements at the same time as the First Letter is despatched to its members and holders of securities.

We also enclose some hand-marked comments to be incorporated in your revised draft announcement. Please note that the Waiver will only be applicable to the Annual and Interim Reports.

We also wish to emphasize that the Waiver is granted on the special circumstances of this particular case and should not be treated as a precedent for future cases.

The Exchange reserves the right to revoke or modify the Waiver in the event of any change in the terms of the Waiver Application for which such decision was made or in the circumstances under which the Waiver was granted. Nothing herein shall constitute a waiver for any transaction not mentioned above nor shall the same affect the Group's obligations under paragraph 2 of the Listing Agreement.

../2

HKEx 香港交易所

The Stock Exchange of Hong Kong Ltd.

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

Please signify the Group's acceptance of the conditions set forth above by signing and returning a duplicate of this letter within two weeks from the date of this letter.

Yours faithfully
For and on behalf of
The Stock Exchange of Hong Kong Limited

Estella Ng
Acting secretary to Listing Committee

EN/KW/AC/JC/DW/OW/JTC/AL/JW/kc/I:\USER\LJCFD\TEAM2\HALUNG10\2001\L0802E1.DOC

By order of the Board of Directors
Amoy Properties Limited
hereby confirms the acceptance of the aforementioned waiver conditions
on 6th August, 2001

Director

By order of the Board of Directors
Grand Hotel Holdings Limited
hereby confirms the acceptance of the aforementioned waiver conditions
on 6th August, 2001

Director

By order of the Board of Directors
Hang Lung Development Company Limited
hereby confirms the acceptance of the aforementioned waiver conditions
on 6th August, 2001

Director

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

38

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED STOCK CODE:
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD - H DISCRIPTION BY NOMINAL VALUE: 1.0000

(3) Identificaiton of corporation making disclosure

FULL NAME: Franklin Resources, Inc. BUSINESS REGISTRATION NO. 13-2670991

ADDRESS OF REGISTERED OFFICE: 777 Mariners Island Blvd., San Mateo, CA 94404 USA

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

PLACE OF INCORPORATION: Delaware LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): Seidman, Laura CONTACT PHONE NO.: (954) 527-7413

02 MAR -6 AM 8:55

(4) Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	09	08	01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]

1	2	3	4	5	6	7
x		x	x	x		

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 158,389,100 11.98

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 158,984,800 12.026

-595,700 -0.047

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman Position held at the company: Assistant Secretary, Franklin Resources, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 10 (Day) 08 (Month) 01 (Year)

Addendum to Corporate Substantial Shareholder Notice dated August 10, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) Box N-7759 Nassau, Bahamas	78,261,000
Templeton Asset Management Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) 2 Exchange Square, Suite 908 Hong Kong	78,913,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) Box N-7759 Nassau, Bahamas	1,215,100
TOTAL SHARES	158,389,100

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. 1 Queens Road, Central Hong Kong	153,599,000
Standard Chartered Bank Hong Kong	4,790,100
TOTAL SHARES	158,389,100

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

(17)

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED STOCK CODE:

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD - H DISCRIPTION BY NOMINAL VALUE: 1.0000

(3) Identificaiton of corporation making disclosure

FULL NAME: Templeton Worldwide, Inc. BUSINESS REGISTRATION NO. 94-3167260

ADDRESS OF REGISTERED OFFICE: 500 East Broward Blvd., Suite 2100, Ft. Lauderdale, FL 33394-3091

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG:

PLACE OF INCORPORATION: Delaware LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): Seidman, Laura CONTACT PHONE NO.: (954) 527-7413

02 MAR -6 AM 8:

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 09 MONTH 08 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [x] 2 [ ] 3 [x] 4 [x] 5 [x] 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 158,389,100

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 158,971,800

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman

Position held at the company: Assistant Secretary, Franklin Resources, Inc. which wholly owns Templeton Worldwide, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature:

Date: 10 (Day) 08 (Month) 01 (Year)

Addendum to Corporate Substantial Shareholder Notice dated August 10, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) Box N-7759 Nassau, Bahamas	78,261,000
Templeton Asset Management Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) 2 Exchange Square, Suite 908 Hong Kong	78,913,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide Inc.) Box N-7759 Nassau, Bahamas	1,215,100
TOTAL SHARES	158,389,100

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. Basement Level 1 1 Queens Road, Central Hong Kong	153,599,000
Standard Chartered Bank Hong Kong	4,790,100
TOTAL SHARES	158,389,100

Addendum to Corporate Substantial Shareholder Notice dated August 10, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (I.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) Box N-7759 Nassau, Bahamas	78,261,000
Templeton Asset Management Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) 2 Exchange Square, Suite 908 Hong Kong	78,913,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide Inc.) Box N-7759 Nassau, Bahamas	1,215,100
TOTAL SHARES	158,389,100

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. Basement Level 1 1 Queens Road, Central Hong Kong	153,599,000
Standard Chartered Bank Hong Kong	4,790,100
TOTAL SHARES	158,389,100

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

27

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED STOCK CODE:
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD - H DISCRIPTION BY NOMINAL VALUE: 1.0000

(3) Identificaiton of corporation making disclosure

FULL NAME: Franklin Resources, Inc. BUSINESS REGISTRATION NO. 13-2670991

ADDRESS OF REGISTERED OFFICE: 777 Mariners Island Blvd., San Mateo, CA 94404 USA

02 MAR -6 AM 8:57

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG:

PLACE OF INCORPORATION: Delaware LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): Seidman, Laura CONTACT PHONE NO.: (954) 527-7413

(4) Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	10	08	01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [x] 2 [ ] 3 [x] 4 [x] 5 [x] 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 161,523,000 12.71%

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 158,389,100 11.98%

+3,133,900 +0.73

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman

Position held at the company: Assistant Secretary, Franklin Resources, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 13 Day 08 Month 01 Year

Addendum to Corporate Substantial Shareholder Notice dated August 13, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (I.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) Box N-7759 Nassau, Bahamas	78,261,000
Templeton Asset Management Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) 2 Exchange Square, Suite 908 Hong Kong	79,072,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) Box N-7759 Nassau, Bahamas	4,190,000
TOTAL SHARES	161,523,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. 1 Queens Road, Central Hong Kong	153,662,000
Standard Chartered Bank Hong Kong	7,861,000
TOTAL SHARES	161,523,000

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

(18)

02 MAR -6 AM 8:57

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED STOCK CODE:
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD - H DISCRIPTION BY NOMINAL VALUE: 1.0000

(3) Identificaiton of corporation making disclosure

FULL NAME: Templeton Worldwide, Inc. BUSINESS REGISTRATION NO. 94-3167260

ADDRESS OF REGISTERED OFFICE: 500 East Broward Blvd., Suite 2100, Ft. Lauderdale, FL 33394-3091

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG:

PLACE OF INCORPORATION: Delaware LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): Seidman, Laura CONTACT PHONE NO.: (954) 527-7413

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 10 MONTH 08 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [x] 2 [ ] 3 [x] 4 [x] 5 [x] 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 161,523,000

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 158,389,100

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman

Position held at the company: Assistant Secretary, Franklin Resources, Inc. which wholly owns Templeton Worldwide, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature:

Date: 13 (Day) 08 (Month) 01 (Year)

Addendum to Corporate Substantial Shareholder Notice dated August 13, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (I.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) Box N-7759 Nassau, Bahamas	78,261,000
Templeton Asset Management Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) 2 Exchange Square, Suite 908 Hong Kong	79,072,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide Inc.) Box N-7759 Nassau, Bahamas	4,190,000
TOTAL SHARES	161,523,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. Basement Level 1 1 Queens Road, Central Hong Kong	153,662,000
Standard Chartered Bank Hong Kong	7,861,000
TOTAL SHARES	161,523,000

10

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED STOCK CODE:
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD- H DISCRIPTION BY NOMINAL VALUE: 1.0000

FULL NAME Templeton International, Inc. BUSINESS REGISTRATION NO. 94-3173617

ADDRESS OF REGISTERED OFFICE 500 East Broward Blvd., Suite 2100, Ft. Lauderdale, FL 33394-3091 USA

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

PLACE OF INCORPORATION Delaware LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) Seidman, Laura CONTACT PHONE NO.: (954) 527-7413

02 MAR -6

(4) Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	10	08	01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [x] 2 [ ] 3 [x] 4 [x] 5 [x] 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 161,523,000

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 158,280,600

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman Position held at the company: Assistant Secretary, Franklin Resources, Inc. which indirectly wholly owns Templeton International, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 13 Day 08 Month 01 Year

Addendum to Corporate Substantial Shareholder Notice dated August 13, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (I.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A wholly owned subsidiary of Templeton Internatinal, Inc.) Box N-7759 Nassau, Bahamas	78,261,000
Templeton Asset Management Ltd. (A wholly owned subsidiary of Templeton International, Inc.) 2 Exchange Square, Suite 908 Hong Kong	79,072,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Templeton International, Inc) Box N-7759 Nassau, Bahamas	4,190,000
TOTAL SHARES	161,523,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. Basement Level 1 1 Queens Road, Central Hong Kong	153,662,000
Standard Chartered Bank Hong Kong	7,861,000
TOTAL SHARES	161,523,000

ief. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

2

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME HANG LUNG DEVELOPMENT COMPANY, LIMITED STOCK CODE 010

Identification of director or chief executive who is making disclosure.

NAME (Surname first) LI Hung Kwan, Alfred HKID/Passport No. D029512(5) CONTACT PHONE NO. 2879-0111

I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. N/A Yes / No * (* Delete as appropriate)

If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR 22 08 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [X] 2 [ ] 3 [ ] 4 [ ] 5 [ ] 6 [ ] 7 [ ] 8 [ ]

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

TAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see *Explanatory Note), complete this paragraph.*

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete *this paragraph.*

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Hang Lung Development Company, Limited	Ordinary Share	–	250,000	☐	☐	22 / 8 / 01	$6.12(exercise of options
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Hang Lung Development Company, Limited	Ordinary Share	1,000,000	24 / 02 / 00	*	$6.12	$1.00

* (1) not more than 20% of Securities (C) on or after 24/2/2001#, but on or before 23/2/2010;
(2) not more than 30% of Securities (C) on or after 24/2/2002#, but on or before 23/2/2010; and
~~(3) not more than 50% of Securities (C) on or after 24/2/2003#, but on or before 23/2/2010.~~
#the Board may at its discretion change to an earlier, but not a later date.

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
Hang Lung Development Company, Limited	Ordinary Share	250,000	LI Hung Kwan Alfred	N/A

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature] Date: 22 Day 08 Month 01 Year

02 MAR -6 AM 8:55

Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號: 6206

1 Company Name 公司名稱

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

2 Date(s) of Allotment 分配日期

22 (DD 日) 08 (MM 月) 2001 (YYYY 年) to 至 ___ (DD 日) ___ (MM 月) ___ (YYYY 年)

3 Totals of this Allotment 此股份分配的總款額：-

Nominal Amount Paid and Payable
已繳及應繳的總面額: HKD 250,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]: HKD 1,280,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額（包括此分配）: HKD 1,322,528,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	250,000	1.00	6.12	0.00	5.12	1,280,000.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Development Company, Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLD0074
Deadline: 16/10/2001

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

10/09/2001 I1409378
CR No. : -006206-
Sh. Form : SC1
08 $1,280.00
CHQ $1,280.00

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
		N/A				

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
Alfred Hung Kwan LI 李鴻鈞 N/A	Flat A1, 31/F., Block A, Beverly Hill, 6 Broadwood Road, Hong Kong	250,000		
	Total Shares Allotted by Class 各類股份分配總額	250,000		

Signed 簽名：

Name 姓名： Robin Sik Wing CHING　　Date 日期： 3rd September, 2001

~~Director 董事~~／Secretary 秘書

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE. (1)

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME HANG LUNG DEVELOPMENT COMPANY, LIMITED STOCK CODE 010

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) LI Hung Kwan, Alfred HKID/Passport No. D029512(5) CONTACT PHONE NO. 2879-0111

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. N/A Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. 22 08 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☒ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Hang Lung Development Company, Limited	Ordinary shares	250,000	-	☐	☒	22/08/01	*
				☐	☐	/ /	
				☐	☐	/ /	

* $7.55 (17,000 shares)
$7.50 (233,000 shares)

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Hang Lung Development Company, Limited	Ordinary share	1,000,000	24/02/00	*	$6.12	$1.00

* (1) not more than 20% of Securities (C) on or after 24/2/2001#, but on or before 23/2/2010;
(2) not more than 30% of Securities (C) on or after 24/2/2002#, but on or before 23/2/2010; and
(3) not more than 50% of Securities (C) on or after 24/2/2003#, but on or before 23/2/2010.
#the Board may at its discretion change to an earlier, but not a later date.

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature] Date: 27 Day 08 Month 01 Year

CF001-5/91

Our Ref: SO-172-2001/HLD

27th August, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Change of Director**

Please be informed that Mr. Alfred Hung Kwan LI has resigned as Executive Director of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited with effect from October 31, 2001 and Mr. Terry Sze Yuen NG has been appointed as an Executive Director of the above 3 companies with effect from November 1, 2001. We will forward the Form B in respect of the above three companies to you for your record after they have been completed and signed by Mr. Ng.

Also, we will let you have the announcement in respect thereof, in English and Chinese version, to be appeared on 28th August, 2001 in South China Morning Post, Hong Kong Economic Times, Hong Kong Economic Journal, Sing Tao Daily and Ming Pao for your information.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

RsC/el

Our Ref: SO-173-2001/HLD

28th August, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Change of Director**

We refer to our letter dated 27th August, 2001, and have pleasure in enclosing herewith an original and 14 copies of our announcement in respect of resignation of Mr. Alfred Hung Kwan LI and appointment of Mr. Terry Sze Yuen NG as Executive director of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited, in English and Chinese version, appeared today in South China Morning Post, Hong Kong Economic Times, Hong Kong Economic Journal, Sing Tao Daily and Ming Pao for your information.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el


than ever to
choose the South
China Morning
Post. To advertise
or for more
information, call
Polly Chung on
2565 2435 today.
South China Morning Post
www.scmp.com

HANG LUNG DEVELOPMENT COMPANY, LIMITED
AMOY PROPERTIES LIMITED
GRAND HOTEL HOLDINGS LIMITED

JOINT ANNOUNCEMENT

The Boards of Directors of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited ("the Boards") announce that Mr. Alfred H K Li has resigned from his position as Executive Director of the above three Companies to take effect on October 31, 2001.

Mr. Li's position will be assumed by Mr. Terry S Y Ng, currently an Executive Director of Giordano International Limited. Mr. Ng's appointment will take effect on November 1, 2001.

The Boards wish to convey their gratitude to Mr. Li for his valuable contributions to Hang Lung Group during his tenure of office.

By Order of the Boards
Robin S W Ching
Secretary

Hong Kong, August 27, 2001

Stock Code : 600190/900952 Stock Name : Jinzhou Port/Jingang B Share Serial No. : Lin 2001-021

Jinzhou Port Co., Ltd.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement
of Amending the Proposal of the 1st Extraordinary General Meeting

Notice is hereby given that Jinzhou Port Co., Ltd. (hereinafter "the Company") held the 2nd Meeting of the 4th Board of Directors on 13 Jul. 2001. In the Meeting, the proposal concerning amending the Articles of Association of the Company has been raised. The Meeting has amended some provisions of the Articles according to the "Standard Suggestion on the Shareholders' General Meeting of the Listed Company" and decided to submit the proposal to the 1st Extraordinary General Meeting for approval (For details, see the China Securities, Shanghai Securities, South China Morning Post of 14 Jul. 2001).

Because the stipulation about the way of voting of the General Meeting in the original Articles is not accorded with the Guide to the Articles of Association of the Listed Company, the Board amends the Article 68 " the General Meeting decides by the open votes and votes by a show of hands " into " the General Meeting decides by the open votes".

The Board will add the above opinions to the proposal concerning amending the Articles of Association of the Company of the 2nd Meeting of the 4th Board of Directors and submit to the 1st Extraordinary General Meeting for approval.

Board of Directors
Jinzhou Port Co., Ltd.
27 Aug. 2001

	Three mont 2(US$'(unaudi
Cruise and cruise related activities	26,7
Charter hire	2,6
	29,4

The Group's turnover in its principal markets of N(as follows:

	Three mont 20 US$'0 unaudit
Asia Pacific	120,9
North America (note)	180,4
Europe	24,5(
Others	1,2:
	327,2:

	Three mont 20(US$'0(unaudit(
Asia Pacific	25,6:
North America (note)	3,3(
Europe	3(
Others	(
	29,46

Note: Substantially all this turnover and operating

2. **Taxation**

	Three month 200 US$'00 unaudite
Overseas taxation	
- Current taxation	24
- Deferred taxation	2,64
	2,88

3. **Earnings/ (Loss) Per Share**

Earnings/ (loss) per share has been calculated as foll

	Three month: 200 US$'00(unaudite(
BASIC	
Net profit / (loss)	78
Average outstanding ordinary shares in thousands	4,144,06:
Basic earnings/ (loss) per share in US cents	0.0:
FULLY DILUTED	
Net profit / (loss)	784
Average outstanding ordinary shares in thousands	4,144,062
Effect of dilutive ordinary shares in thousands	16,479
Average outstanding ordinary shares after assuming dilution	4,160,541
Fully diluted earnings per share in US cents	0.02

(i) The loss per share for the three months and six m(reflect the bonus issue of new ordinary share of US of four new ordinary shares for every one existin(

(ii) Diluted loss per share for the three months and si: the diluted loss per share is less than the basic lo

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st August, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Development Company, Limited
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 3rd September, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,322,278,242		
Increase/(~~Decrease~~) during the month	250,000		
Balance at close of the month :	1,322,528,242		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____	Per attached					250,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ____ 2.______ *Subscription price:* *HK$* ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				Nil
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:						250,000 ============

Remarks : ____________________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	**SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH**	**MOVEMENT DURING THE MONTH**			**SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH**	**NO. OF NEW SHARES ARISING THERE-FROM**
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	12.136.000	Nil	250,000	Nil	11,886,000	250,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	1,150,000	Nil	Nil	Nil	1,150,000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil

Our Ref: SO-189-2001/HLD

12th September, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Notification of Board Meeting

Please be informed that a Board Meeting of our Company will be held on Monday, 24th September, 2001 at 11:00 a.m. to consider the preliminary announcement of results for the year ended 30th June, 2001 and final dividend to be recommended to shareholders. You will be notified of the results and decision on dividend on that day.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin S.W. Ching
Secretary

RsC/el

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
17	09	2001	to 至			

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable
已繳及應繳的總面額

HKD 28,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]

HKD 143,360.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配)

HKD 1,322,556,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	28,000	1.00	6.12	0.00	5.12	143,360.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Development Company, Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLD0075
Deadline: 10/11/2001

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

04/10/2001	FF490130
CR No. :	-006206-
Sh. Form :	SC1
08	$144.00
CSH	$144.00

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
		N/A				

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
LEUNG Yu Fai Company Employee	Flat A, 17/F., Fulham Court, 5 Tong Shui Road North Point, Hong Kong	28,000		
	Total Shares Allotted by Class 各類股份分配總額	28,000		

Signed 簽名：

Name 姓名： Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期： 28th September, 2001

Your Ref: ACK25399/2001
Our Ref : SO-208-2001/HLD

24th September, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

BY FAX & BY HAND
(Fax No.2523-1254)

Attn: Ms. Jane Shum

Dear Madam,

Re: Final Dividend for the year ended 30th June, 2001

Please be informed that at a Directors' Meeting of the Company held on 24th September, 2001, the board has resolved to recommend a final dividend of 32 cents per share to be paid on 30th November, 2001 to shareholders registered as of 16th November, 2001.

As requested in your letter dated 13th September, 2001, we enclose herewith a duly completed Results Announcement Form for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Hang Lung Development Company, Limited (Name of Company/~~Representative~~) — No. of pages: 2

Robin Ching (Responsible Official) — 2879-0370 (Contact Telephone Number) — 24th September, 2001 Date

Name of listed company : HANG LUNG DEVELOPMENT COMPANY, LIMITED

Year end date : 30 / 6 /01

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No (Note I

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☒ Neither

Review of interim report (if applicable) by
☐ Audit committee N/A
☐ Auditors
☐ Neither of the above

		(Audited/~~Unaudited~~*) Current Period from 1/7/00 to 30/6/01 (HK$)'million		(Audited/~~Unaudited~~*) Last Corresponding Period from 1/7/99 to 30/6/00 (HK$)'million	
Turnover (Note I)	:	5,823.4		2,821.8	
Profit/(~~Loss~~) from Operations (Note)	:	2,180.3		1,967.5	
Finance cost	:	(501.6)		(387.9)	
Share of Profit / (Loss) of Associates	:	-		-	
Share of Profit / (~~Loss~~) of Jointly Controlled Entities	:	45.1		82.0	
Profit / (~~Loss~~) after Taxation & MI	:	744.5		873.1	
% Change over Last Period	:	-14.7 %			
EPS / (~~LPS~~) - Basic (Note 2(a))	:	56.3¢		65.7¢	
- Diluted (Note 2(b))	:	56.2¢		N/A	
Extraordinary ("ETD") Gain / (Loss)	:	-		-	
Profit / (~~Loss~~) after ETD Items	:	744.5		873.1	
~~Interim~~ Final* Dividend per Share	:	32¢		40.5¢	
(specify if with other options)	:	Nil		Nil	
B / C Dates for ~~Interim~~/ Final* Dividend	:	12/11/01	to	16/11/01	bdi.
Payable Date	:	30/11/01			
B / C Dates for (______) General Meeting	:	N/A	to		bdi.
Other Distribution for Current Period	:	Nil			
B / C Date for Other Distribution	:	N/A	to		bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
HANG LUNG DEVELOPMENT CO., LTD.

Signature :
Name : Robin Ching
Title : Secretary

Hang Lung Development Company, Limited

Notes

1. Certain comparative figures have been reclassified to conform with current period's presentation.

2. (a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of HK$744.5 million (2000: HK$873.1 million) and the weighted average number of 1,322.7 million (2000: 1,328.3 million) shares in issue during the year.

   (b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of HK$744.5 million and the weighted average number of 1,324.7 million shares after adjusting for the effects of all dilutive potential shares. No diluted earnings per share was presented for last year as the Company's share options did not give rise to any dilution.

02 ... -5 ... 8:09

Our Ref: SO-212-2001/HLD

25th September, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Jane Shum
Mr. Andrew Cheung

Dear Sirs,

Re: Press Announcement
- Hang Lung Development Company, Limited
- Amoy Properties Limited
- Grand Hotel Holdings Limited

Further to our letters dated 24th September, 2001 in respect of the final results of the above 3 companies, we have pleasure in enclosing herewith the original form and 7 copies of the published press announcement in respect of the Hang Lung Group, in English and Chinese version, appeared today in South China Morning Post, Hong Kong Economic Times and Hong Kong Economic Journal for your information.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

HANG LUNG GROUP

RESULTS FOR THE YEAR ENDED 30 JUNE 2001 (audited)

HANG LUNG DEVELOPMENT COMPANY, LIMITED

恒隆有限公司

2

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2001

	Note	2001 HK$Million	2000 HK$Million
Turnover	1(a)	5,823.4	2,821.8
Other revenue	2	166.0	—
Direct costs and operating expenses		(3,660.9)	(717.6)
Administrative expenses		(148.2)	(136.7)
Profit from operations before finance costs		2,180.3	1,967.5
Finance costs	3(a)	(501.6)	(387.9)
Operating profit	3	1,678.7	1,579.6
Share of results of jointly controlled entities		45.1	82.0
Profit before taxation	1(b)	1,723.8	1,661.6
Taxation	4	(307.5)	(215.2)
Profit after taxation		1,416.3	1,446.4
Minority interests		(671.8)	(573.3)
Net profit attributable to shareholders		744.5	873.1
Dividends			
— Interim dividend paid at 12¢ (2000: 12¢) per share		158.7	159.5
— Proposed final dividend at 32¢ (2000: 40.5¢) per share		423.2	535.6
		581.9	695.1
Earnings per share	5		
Basic		56.3¢	65.7¢
Diluted		56.2¢	N/A
Proposed final dividend per share		32.0¢	40.5¢
Total dividends for the year per share		44.0¢	52.5¢

Notes:

1. Analysis of turnover and profit before taxation

As the majority of the activities of the Group during the year were carried out in Hong Kong, a geographical analysis of turnover and profit before taxation is not included.

	2001 HK$Million	2000 HK$Million
(a) Turnover		
Property sales	3,247.5	86.3
Property leasing	2,020.8	2,051.0
Hotel owning and management	269.8	253.2
Other operations	40.5	37.7
Interest income	244.8	393.6
	5,823.4	2,821.8
(b) Profit before taxation		
Property sales	183.0	32.3
Property leasing	1,644.7	1,591.4
Hotel owning and management	[illegible]	59.6
Other operations	97.9	97.3
Net interest (expenses)/income	(234.7)	17.7
	1,872.0	1,798.3
Less: Administrative expenses	(148.2)	(136.7)
	1,723.8	1,661.6

2. Other revenue

	2001 HK$Million	2000 HK$Million
Profit on disposal of listed investments	20.9	—
Dividend income from listed investments	25.5	—
Unrealised gains on listed investments	119.6	—
	166.0	—

3. Operating profit is arrived at after charging:

	2001 HK$Million	2000 HK$Million
(a) Finance costs		
Interest on borrowings	715.2	722.0
Other ancillary borrowing costs	34.2	27.6
Total borrowing costs	749.4	749.6
Less: Borrowing costs capitalised	(247.8)	(361.7)
	501.6	387.9
(b) Other items		
Depreciation	58.6	52.2
Included in cost of property sales:—		
Cost of inventories	2,656.6	85.4
Cost of investment properties	442.2	3.9

4. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year.

	2001 HK$Million	2000 HK$Million
Group — Hong Kong	301.0	203.6
Jointly controlled entities — Hong Kong	6.5	11.6
	307.5	215.2

5. (a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of HK$744.5 million (2000: HK$873.1 million) and the weighted average number of 1,322.7 million (2000: 1,328.3 million) shares in issue during the year.

(b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of HK$744.5 million and the weighted average number of 1,324.7 million shares after adjusting for the effects of all dilutive potential shares. No diluted earnings per share was presented for last year as the Company's share options did not give rise to any dilution.

AMOY PROPERTIES LIMITED

淘大置業有限公司

3

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2001

	Note	2001 HK$Million	2000 HK$Million
Turnover	1(a)	2,748.4	2,221.3
Direct costs and operating expenses		(744.3)	(378.1)
Administrative expenses		(86.3)	(90.6)
Profit from operations before finance costs		1,917.8	1,752.6
Finance costs	2(a)	(266.2)	(354.5)
Operating profit	2	1,651.6	1,398.1
Share of results of jointly controlled entities		51.5	39.3
Profit before taxation	1(b)	1,703.1	1,437.4
Taxation	3	(271.1)	(171.0)
Profit after taxation		1,432.0	1,266.4
Preference dividend	4	(48.3)	(48.2)
Net profit attributable to ordinary shareholders		1,383.7	1,218.2
Dividends			
— Interim dividend paid at 11¢ (2000: 10¢) per ordinary share		318.0	289.4
— Proposed final dividend at 29¢ (2000: 26¢) per ordinary share		838.4	751.7
— Preference dividend	4	48.3	48.2
		1,204.7	1,089.3
Earnings per ordinary share	5	47.9¢	42.1¢
Proposed final dividend per ordinary share		29.0¢	26.0¢
Total dividends for the year per ordinary share		40.0¢	36.0¢

Notes:

1. Analysis of turnover and profit before taxation

As the majority of the activities of the Group during the year were carried out in Hong Kong, a geographical analysis of turnover and profit before taxation is not included.

	2001 HK$Million	2000 HK$Million
(a) Turnover		
Property leasing	1,760.8	1,833.2
Disposal of investment properties	762.4	12.4
Interest income	225.2	375.7
	2,748.4	2,221.3
(b) Profit before taxation		
Property leasing	1,500.3	1,488.2
Disposal of investment properties	320.2	8.1
Net interest (expenses)/income	(31.1)	31.7
	1,789.4	1,528.0
Less: Administrative expenses	(86.3)	(90.6)
	1,703.1	1,437.4

2. Operating profit is arrived at after charging:

	2001 HK$Million	2000 HK$Million
(a) Finance costs		
Interest on borrowings	491.9	466.1
Other ancillary borrowing costs	22.1	15.2
Total borrowing costs	514.0	481.3
Less: Borrowing costs capitalised	(247.8)	(126.8)
	266.2	354.5
(b) Other items		
Cost of investment properties sold	442.2	4.3
Depreciation	28.5	28.7

3. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2001 HK$Million	2000 HK$Million
Group — Hong Kong	267.2	167.0
Jointly controlled entities — Hong Kong	3.9	4.0
	271.1	171.0

The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. At 30 June 2001, the outcome of the said dispute remained undetermined and substantial tax provision has been made in the accounts on the grounds of prudence.

4. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each.

5. The calculation of earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$1,383.7 million (2000: HK$1,218.2 million) and the weighted average number of 2,891.1 million (2000: 2,893.7 million) ordinary shares in issue during the year.

No diluted earnings per ordinary share is presented for both years as the Company's convertible cumulative preference shares did not give rise to any dilution.

GRAND HOTEL HOLDINGS LIMITED

格蘭酒店集團有限公司

4

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2001

	Note	2001 HK$Million	2000 HK$Million
Turnover	1(a)	281.1	264.2
Cost of sales		(199.1)	(205.2)
Gross profit		82.0	59.0
Other revenue		10.7	11.7
Administrative expenses		(18.9)	(19.7)
Profit from operations	2	73.8	51.0
Share of results of jointly controlled entities		(0.1)	0.4
Profit before taxation	1(b)	73.7	51.4
Taxation	3	(40.7)	(30.1)
Net profit attributable to shareholders		33.0	21.3
Dividends			
— Interim dividend paid at 1.5¢ (2000: 1¢) per 'A' share and 0.15¢ (2000: 0.1¢) per 'B' share		10.2	6.8
— Proposed final dividend at 1.7¢ (2000: 1.1¢) per 'A' share and 0.17¢ (2000: 0.11¢) per 'B' share		11.6	7.5
		21.8	14.3
Earnings per share	4		
'A' share		4.84¢	3.12¢
'B' share		0.48¢	0.31¢
Proposed final dividend per share			
'A' share		1.70¢	1.10¢
'B' share		0.17¢	0.11¢
Total dividends for the year per share			
'A' share		3.20¢	2.10¢
'B' share		0.32¢	0.21¢

Notes:

1. Analysis of turnover and profit before taxation

As the majority of the activities of the Group during the year were carried out in Hong Kong, a geographical analysis of turnover and profit before taxation is not included.

	2001 HK$Million	2000 HK$Million
(a) Turnover		
Hotel operations	271.9	255.5
Interest income	9.2	8.7
	281.1	264.2
(b) Profit before taxation		
Hotel operations	[illegible]	62.4
Interest income	[illegible]	8.7
	[illegible]	71.1
Less: Administrative expenses	[illegible]	(19.7)
	[illegible]	51.4

2. Profit from operations is arrived at after charging:

	2001 HK$Million	2000 HK$Million
Cost of inventories	[illegible]	18.6
Depreciation	[illegible]	15.1

3. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year. The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. At 30 June 2001, the outcome of the said dispute remained undetermined and substantial tax provision has been made in the accounts on the grounds of prudence.

No provision has been made for overseas taxation and Hong Kong profits tax in respect of jointly controlled entities. Deferred taxation has been accounted for to adjust the timing differences between depreciation charges and related capital allowances.

4. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$33.0 million (2000: HK$21.3 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the year.

5

MANAGEMENT DISCUSSION AND ANALYSIS

- Turnover for the year increased by HK$3,001.6 million to HK$5,823.4 million and property sales accounted for most of the Group's increase in turnover. This included sale of our Ma On Shan project called Baycrest and 36 residential units of Garden Terrace.
- Sale of Baycrest commenced in August last year and due to a successful marketing campaign, we managed to sell about 98% of the 618 units. The Ma On Shan site was purchased in early 1995 when land prices were still high. Due to high land cost and taking into account of property provisions, property sales profit before tax was HK$183 million. Profit from operations before finance costs and taxation increased by 11% to HK$2,180.3 million.
- Finance costs increased by 29% to HK$501.6 million due to less borrowing costs being capitalised to projects under development following the completion of Baycrest in June last year. Taxation for the year was HK$307.5 million due to the increase in tax provision of its subsidiaries. Net profit was HK$744.5 million, a decrease of 15% over the previous year's figure.
- In December 2000, the Group's subsidiary, Amoy Properties acquired at the Government Land Auction, a site near Olympic Station for HK$2,580 million. A total of 1,849 residential units and commercial podium with gross floor area of 131,300 sq.m. and 20,200 sq.m. respectively will be built.

PROSPECTS

- In view of the very weak market with much uncertainty, land acquisition must be done with extreme caution. Prices, profit margins and transaction volumes are all falling and will likely stay low for the foreseeable future.
- On the rental front, any note of optimism in the past year now seems inappropriate. Offices and high-end residential are particularly weak. Retail space has suffered less but there is a great discrepancy between prime and secondary locations. Vacancy is expected to increase in the coming months.
- Amidst these perilous times, your management team is, while extremely cautious, in fact invigorated. Our relative position in the market place has been strengthened in the past two to three years by the acquisitions of prime in-town residential sites. More significantly, they probably have the lowest per unit land cost and are all very well located.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course.

BOOK CLOSE AND ANNUAL GENERAL MEETING

Book close dates (both days inclusive)	12 November 2001 to 16 November 2001
Latest time to lodge transfers	4:00 p.m. on 9 November 2001
Annual general meeting	23 November 2001
Final dividend payment date	30 November 2001

Ronnie C. Chan
Chairman

Hong Kong, 24 September 2001

MANAGEMENT DISCUSSION AND ANALYSIS

- Turnover increased by 24% to HK$2,748.4 million. The increase in turnover was mainly due to sale of 36 residential units of Garden Terrace during the year and profit generated therefrom amounted to about HK$320 million which helped to increase profit before tax by 18.5% to HK$1,703.1 million. Net profit increased by HK$165.5 million to HK$1,383.7 million, an increase of 14% over previous year's figure.
- In December 2000, the Group acquired at the Government Land Auction a 20,200 sq.m. site near Olympic Station, for HK$2,580 million. We will build eight 43-storey residential towers totalling 1,849 units over a 3-storey carparking/commercial podium, comprising 131,300 sq.m. and 20,200 sq.m. of residential and commercial area respectively. It is anticipated that the project will be completed in early 2004.
- Our residential property at Stubbs Road called The Summit is expected to be completed during the fourth quarter of 2001. This 70-storey building comprises 56 luxury duplex units with each unit enjoying a spectacular view of Happy Valley and Victoria Harbour. Total gross floor area of the development is 15,225 sq.m.
- Regarding our two projects in Shanghai, Plaza 66 was officially opened in July 2001, both the shopping centre and the high-rise office tower are fully let at acceptable rents. The larger mall, The Grand Gateway, is also performing well.

PROSPECTS

- Deflation, the weak economy and rising unemployment are affecting consumption, which depresses retail rents.
- Offices, and high-end residential, are more directly hit by the malaise of the local economy and that of our trading partners. The few buildings under construction in Central will be ready in the coming two to three years. They will ensure that office rents will not rise any time soon.
- Meanwhile, growth in profit in the coming years will come mainly from sales of local development projects.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course.

BOOK CLOSE AND ANNUAL GENERAL MEETING

Book close dates (both days inclusive)	12 November 2001 to 16 November 2001
Latest time to lodge transfers	4:00 p.m. on 9 November 2001
Annual general meeting	23 November 2001
Final ordinary dividend payment date	30 November 2001

Ronnie C. Chan
Chairman

Hong Kong, 24 September 2001

MANAGEMENT DISCUSSION AND ANALYSIS

- Total turnover for the year increased by HK$16.9 million to HK$281.1 million, an advance of 6%. Since operating expenses have been maintained at the same level as previous year, this increase in turnover is fully reflected in profit before tax which amounted to HK$73.7 million compared to previous year's HK$51.4 million. Net profit attributable to shareholders increased 55% to HK$33.0 million.
- Taking advantage of better market conditions, we increased our rates by an average of 20%. This we did at the expense of average occupancy which receded to 86% from 91% a year ago. However, the extra revenue generated from higher room rates is more than sufficient to cover the shortfall in headcounts.
- Average occupancy rates for our properties are higher than the industry average of 82% as follows:—

Grand Plaza Hotel	83%
Grand Plaza Apartments	92%
Grand Tower Hotel	84%
The Wesley	88%

PROSPECTS

- As travellers begin to economise on their overseas travels due to consolidation of Western economies, they will do so at the expense of Hong Kong as we are still a more expensive destination relative to other cities in Asia. Given the above scenario, the group's turnover for the coming year is likely to fall. However, as we continue to be vigilant in our effort to contain expenses and improve efficiencies, it is hoped that the anticipated income reduction will not inflict too big a damage to our bottom line.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course.

BOOK CLOSE AND ANNUAL GENERAL MEETING

Book close dates (both days inclusive)	12 November 2001 to 16 November 2001
Latest time to lodge transfers	4:00 p.m. on 9 November 2001
Annual general meeting	23 November 2001
Final dividend payment date	30 November 2001

Ronnie C. Chan
Chairman

Hong Kong, 24 September 2001

HANG LUNG DEVELOPMENT CO., LTD.
恒隆有限公司

Our Ref: SO-217-2001/HLD

25th September, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

HANG LUNG GROUP

Dear Sirs,

UNDERTAKING

With reference to the proposed general mandate ("the Repurchase Mandate") to repurchase shares as set out under resolution No. 5A in the Notice of Annual General Meeting to be held on 23rd November, 2001, the Board of Directors of Hang Lung Development Company, Limited ("the Company") hereby undertakes that the Company will only exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the laws of Hong Kong.

On behalf of the Board of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Alfred H.K. Li
Director

AL/RsC/el

28/F, Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Facsimile (852) 2868 6086
Telephone (852) 2879 0111

Our Ref: SO-211-2001/HLD

25th September, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Jane Shum
Mr. Andrew Cheung

Dear Sirs,

Re: **Closure of Books**
- Hang Lung Development Company, Limited
- Amoy Properties Limited
- Grand Hotel Holdings Limited

Please be informed that the Registers of Members of the above 3 companies will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post, Hong Kong Economic Times and Hong Kong Economic Journal.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY LIMITED

Robin Ching
Secretary

RsC/el

COPY

Our Ref: SO-214-2001/HLD

25th September, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **AGM Notice and Repurchase Mandate**

We are enclosing herewith draft of AGM Notice and Repurchase Mandate of Hang Lung Development Company, Limited, largely copied from last year's approved version, for your comment and approval as soon as possible so that we could arrange for typesetting.

Meanwhile, we also enclose an undertaking from the Company in connection with the Repurchase Mandate for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th September, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Development Company, Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 4th October, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,322,528,242		
Increase/(~~Decrease~~) during the month	28,000		
Balance at close of the month :	1,322,556,242		

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____ 2.____ Exercise price: HK$ ____	Per	attached				28,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ *Subscription price: HK$* ____ 2.____ *Subscription price: HK$* ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				Nil
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(~~decreased~~) during the month:						28,000

Remarks : ____________________

Authorised Signatory:

Name : Esther Li
Title : Assistant Co. Secret

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	11,886,000	Nil	28,000	Nil	11,858,000	28,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	1,150,000	Nil	Nil	Nil	1,150,000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil

Our Ref: SO-230-2001/HLD

15th October, 2001

The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Karen Lee -
Head of Listing, Regulation & Risk Management
Mr. Roger Lee -
Head of E-Business & Information Services

Dear Sirs,

Re: Hang Lung Development Company, Limited (the "Company")
Publication of financial information
for the financial year ended 30th June, 2001

With reference to letter dated 29th August, 2000 from The Stock Exchange of Hong Kong Limited (the "Exchange") regarding publication of listed issuers' financial information on the Exchange's website, we confirm that information contained in the attached CD ROM is complete, accurate and is identical (except the pages numbers referred to in the Report of the Auditors) to that disclosed in the annual report for the year ended 30th June, 2001 issued by the Company.

We consent to the Exchange publishing the information contained in the CD ROM on the Exchange's website.

Should you have any query, please contact the undersigned on telephone no. 2879-0270.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/el

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

38

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED   STOCK CODE:

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD   CLASS: ORD - H   DISCRIPTION BY NOMINAL VALUE: 1.0000

(3) Identificaiton of corporation making disclosure

FULL NAME	Franklin Resources, Inc.	BUSINESS REGISTRATION NO.	13-2670991
ADDRESS OF REGISTERED OFFICE	777 Mariners Island Blvd., San Mateo, CA 94404 USA		
ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG			
PLACE OF INCORPORATION	Delaware	LISTED ON SEHK	Yes/No* (*Delete as appropriate)
NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First)	Seidman, Laura	CONTACT PHONE NO.:	(954) 527-7413

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 17 MONTH 10 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [x] 2 [ ] 3 [x] 4 [x] 5 [x] 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 157,263,000   11.98

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 161,523,000   12.21

-4,260,000   -0.32

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman

Position held at the company: Assistant Secretary, Franklin Resources, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature

Date: 18 Day 10 Month 01 Year

Addendum to Corporate Substantial Shareholder Notice dated October 18, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) Box N-7759 Nassau, Bahamas	78,261,000
Templeton Asset Management Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) 2 Exchange Square, Suite 908 Hong Kong	75,648,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) Box N-7759 Nassau, Bahamas	3,354,000
TOTAL SHARES	157,263,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. 1 Queens Road, Central Hong Kong	150,307,000
Standard Chartered Bank Hong Kong	6,956,000
TOTAL SHARES	157,263,000

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

19

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED   STOCK CODE:
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD   CLASS: ORD - H   DISCRIPTION BY NOMINAL VALUE: 1.0000

02 MAR -5 AM 8:00

(3) Identificaiton of corporation making disclosure

FULL NAME	Templeton Worldwide, Inc.	BUSINESS REGISTRATION NO.	94-3167260
ADDRESS OF REGISTERED OFFICE	500 East Broward Blvd., Suite 2100, Ft. Lauderdale, FL 33394-3091		
ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG			
PLACE OF INCORPORATION	Delaware	LISTED ON SEHK	Yes/No* (*Delete as appropriate)
NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First)	Seidman, Laura	CONTACT PHONE NO.:	(954) 527-7413

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.   DAY 17   MONTH 10   YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]   1 [x] 2 [ ] 3 [x] 4 [x] 5 [x] 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested.   157,263,000

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested.   161,523,000

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman

Position held at the company: Assistant Secretary, Franklin Resources, Inc. which wholly owns Templeton Worldwide, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: ____________

Date: 18 (Day) 10 (Month) 01 (Year)

Addendum to Corporate Substantial Shareholder Notice dated October 18, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (I.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A Indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) Box N-7759 Nassau, Bahamas	78,261,000
Templeton Asset Management Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) 2 Exchange Square, Suite 908 Hong Kong	75,648,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide Inc.) Box N-7759 Nassau, Bahamas	3,354,000
TOTAL SHARES	157,263,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. Basement Level 1 1 Queens Road, Central Hong Kong	150,307,000
Standard Chartered Bank Hong Kong	6,956,000
TOTAL SHARES	157,263,000

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

(1)

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED STOCK CODE:
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD-H DISCRIPTION BY NOMINAL VALUE: 1.0000

FULL NAME: Templeton International, Inc. BUSINESS REGISTRATION NO. 94-3173617

ADDRESS OF REGISTERED OFFICE: 500 East Broward Blvd., Suite 2100, Ft. Lauderdale, FL 33394-3091 USA

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG:

PLACE OF INCORPORATION: Delaware LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): Seidman, Laura CONTACT PHONE NO.: (954) 527-7413

02 ... -6 ... 8:0...

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 17 MONTH 10 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [x] 2 [ ] 3 [x] 4 [x] 5 [x] 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 157,263,000

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 161,523,000

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman Position held at the company: Assistant Secretary, Franklin Resources, Inc. which indirectly wholly owns Templeton International, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 18 (Day) 10 (Month) 01 (Year)

Addendum to Corporate Substantial Shareholder Notice dated October 18, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (I.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A wholly owned subsidiary of Templeton Internatinal, Inc.) Box N-7759 Nassau, Bahamas	78,261,000
Templeton Asset Management Ltd. (A wholly owned subsidiary of Templeton International, Inc.) 2 Exchange Square, Suite 908 Hong Kong	75,648,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Templeton International, Inc) Box N-7759 Nassau, Bahamas	3,354,000
TOTAL SHARES	157,263,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. Basement Level 1 1 Queens Road, Central Hong Kong	150,307,000
Standard Chartered Bank Hong Kong	6,956,000
TOTAL SHARES	157,263,000

Our Ref: SO-242-2001/HLD

29th October, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan/Ms. Amy Loi

Dear Sirs,

Re: Hang Lung Development Company, Limited
Amoy Properties Limited
Grand Hotel Holdings Limited
- Waiver from the requirement to issue the
Annual Reports in both English and Chinese Languages

We refer to the waiver granted by you from the requirements that the Annual Reports of the above 3 companies be issued in both English and Chinese languages to be sent to the members and securities holders, and also our announcement made on 6th August, 2001. Pursuant to Paragraph 5 referred to in the said announcement, we have pleasure in enclosing herewith a soft copy of both languages of the Annual Report of each of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

COPY

Our Ref: SO-243-2001/HLD

29th October, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **The Hang Lung Group**
Notice of Annual General Meeting

We have pleasure in enclosing herewith the original form and 7 copies of our Notice of Annual General Meeting in respect of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited, in English and Chinese version, appeared today in Hong Kong iMail and Sing Tao Daily for your information.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Signed by RSC

Robin S.W. Ching
Secretary

Encl.

RsC/el

HANG LUNG DEVELOPMENT COMPANY, LIMITED

恒隆有限公司

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 11:00 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2001.
2. To declare a final dividend.
3. To re-elect directors and authorise the board of directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:—

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:—

A. "THAT:—

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:—

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) *the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant* securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:—

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 26th October, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. The Register of Members will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th November, 2001.

3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.

4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

2

HANG LUNG GROUP

NOTICE OF ANNUAL GENERAL MEETING

AMOY PROPERTIES LIMITED
淘大置業有限公司

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 10:30 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2001.
2. To declare a final ordinary dividend.
3. To re-elect directors and authorise the board of directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:—

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:—

A. "THAT:—

(a) subject to paragraphs (b) and (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of convertible cumulative preference shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited, Societe de la Bourse de Luxembourg (Luxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) *for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the* earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:—

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(d) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might *require the exercise of such powers after the end of the Relevant Period;*

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription under the terms of any warrants issued by the Company or the exercise of rights of conversion attaching to any Convertible Preference Shares (as defined in *Resolution No. 5A(c) in the Notice of this Meeting), (iii) any option scheme or similar arrangement for the time being adopted for* the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) in the case of Ordinary Shares (as defined in Resolution No. 5A(b) in the Notice of this Meeting), 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution plus (cc) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary Shares in issue at the date of passing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Preference Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:—

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (cc) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 26th October, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed *for holding the Meeting or any adjournment thereof.*
2. The Register of Members will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final ordinary dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th November, 2001.
3. With respect to Resolution No.5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.
4. *Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as* a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 10:00 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2001.
2. To declare final dividend.
3. To re-elect directors and authorise the board of directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:—

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:—

A. "THAT:—

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:—

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:—

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the registers on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 26th October, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.
2. The Registers of Members will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th November, 2001.
3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.
4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

HKE 香港交易所

29 October [illegible]

Hang Lung Development Company Limited
28/F
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

BY FAX & MAIL
28686760

Attn: Mr. Robin Ching

Dear Mr. Ching,

Hang Lung Development Company Limited (the "Company")

Based on the result announcement form dated 24 September 2001 of the Company, the following information has been announced: -

Entitlement : Fin Div $0.32 per share.

Book closing dates: 12/11/2001 to 16/11/2001, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. The above information will be used for our calculation of the ex-price in the teletext system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and
Clearing Limited

For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Secretary

Eric Lam
Officer
E-Business & Information Services

Authorized Representative
Name: Robin S.W. Ching
Date: 31st October, 2001

Our Ref: SO-250-2001/HLD

31st October, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: Hang Lung Development Company, Limited
Grand Hotel Holdings Limited
Circular - AGM Notice and Repurchase Mandate

We refer to our letters both dated 25th September, 2001 in respect of the draft circulars - AGM Notice and Repurchase Mandate regarding the above 2 companies, and enclose herewith 14 copies, including an additional certified copy, of the said circulars in printed version for your record. Please note that 500 copies of the said circulars of each of Hang Lung Development Company, Limited and Grand Hotel Holdings Limited have been forwarded to the trading floor of the Exchange in accordance with the requirement of Practice Note 1 of the Listing Rules.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 11:00 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2001.

2. To declare a final dividend.

3. To re-elect directors and authorise the board of directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:—

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:—

A. "**THAT**:—

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "**THAT**:—

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:—

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 26th October, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. The Register of Members will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th November, 2001.

3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.

4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

APPENDIX

The following is the **Explanatory Statement** required to be sent to shareholders under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Annual General Meeting to be held on 23rd November, 2001 and also constitutes the Memorandum required by Section 49BA(3) of the Companies Ordinance:—

(i) It is proposed that up to 10 per cent. of the shares of HK$1.00 each of the Company (the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 19th October, 2001, the latest practicable date for determining such figures, the number of Shares in issue was 1,322,556,242. On the basis of such figures (and assuming no Shares are repurchased after 19th October, 2001 and up to the date of passing such resolution), the directors would be authorised to repurchase Shares up to a limit of 132,255,624 Shares.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2001 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) The directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers as a consequence of any repurchases pursuant to the general mandate. As at 19th October, 2001, Cole Limited was beneficially interested in a total of 476,834,580 Shares, representing 36.1 per cent. of the share capital of the Company in issue as at that date.

(viii) Details of repurchases of Shares by the Company during the six months prior to the date of this document were as follows:—

Date of Repurchase	Number of Shares	Highest Price (HK$)	Lowest Price (HK$)
10th April, 2001	197,000	6.550	6.500
17th April, 2001	200,000	6.500	6.450

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:—

	Highest (HK$)	**Lowest** (HK$)
October 2000	8.050	6.900
November 2000	7.250	5.850
December 2000	7.050	5.850
January 2001	8.150	6.850
February 2001	8.600	7.650
March 2001	8.700	6.750
April 2001	7.000	6.400
May 2001	7.600	6.450
June 2001	8.050	7.300
July 2001	7.800	7.350
August 2001	7.850	7.300
September 2001	7.850	6.100

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

股東週年大會通告

茲通告本公司訂於二零零一年十一月二十三日(星期五)上午十一時正假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會，討論下列事項：

一、 省覽截至二零零一年六月三十日止年度之財務報表及董事局與核數師報告。

二、 宣布派發末期股息。

三、 重選董事並授權董事局釐定董事袍金。

四、 重聘核數師及授權董事釐定其酬金。

作為特別事項：

五、 考慮並酌情通過下列決議案為普通決議案：

A. 「**動議：**

(a) 在下文(b)段之規限下，全面及無條件批准本公司董事於有關期間內(定義見下文)行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司，或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司股份面值總額將不得超過本公司於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按法律規定召開下屆股東週年大會之期間屆滿時；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「**動議：**

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間內(定義見本大會通告中第五A(c)項決議案)行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發（不論是否根據一項股份期權而配發者）之股本面值總額，除按照(i)供股（定義見下文），(ii)根據本公司發行之任何認股權證之條款，或可轉換本公司股份之任何證券而行使之認購權或換股權，(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權予本公司及／或其任何附屬公司之行政人員及／或僱員，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)於此項決議案通過日期之本公司已發行股本面值總額百分之二十、及(bb)如董事根據本公司股東之另一項普通決議案（即本大會通告中第五C項決議案）所授權，於此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者（惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排）。」

C. 「**動議**授權本公司董事行使依照本大會通告中第五B項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(bb)段內有關本公司股本之事項。」

六、 其他事項。

承董事局命
秘書
程式榮
謹啓

香港，二零零一年十月二十六日

註册辦事處：
香港
德輔道中四號
二十八樓

附註：

一、 凡有權出席股東週年大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註册辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、 本公司將於二零零一年十一月十二日（星期一）至二零零一年十一月十六日（星期五）（首尾兩天包括在內）暫停辦理股票過戶登記手續。如欲享有建議之末期股息，須於二零零一年十一月九日（星期五）下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

三、 有關上述第五A項決議案是向股東徵求批准給予董事全面授權以購回股份。

四、 有關上述第五B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照香港聯合交易所有限公司證券上市規則而向股東徵求批准。

五、 有關上述第五C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第五A項決議案所授權力而購回之股份數目加入其內。

附 錄

以下之**說明書**為根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)必須就擬於二零零一年十一月二十三日舉行之股東週年大會上建議之有關購回股份全面授權而寄予股東，並根據公司條例第49BA(3)段規定而構成之備忘錄：

(i) 現建議本公司可購回於通過決議案批准全面授權當日之本公司已發行每股面值港幣一元之股份(「股份」)最多達百分之十。於二零零一年十月十九日(確定有關數字之最後實際可行日期)，本公司之已發行股份數目為十三億二千二百五十五萬六千二百四十二股。按上述數字(及假定於二零零一年十月十九日至該決議案通過之日期間並無購回股份)計算，董事將獲授權購回本公司股份最多達一億三千二百二十五萬五千六百二十四股。

(ii) 董事相信向股東尋求全面授權使董事可於市場上購回股份乃符合本公司及其股東之最佳利益。該等購回事宜(在視乎當時之市場情況及資金安排而定)，可提高本公司之資產淨值及其每股資產值及／或每股盈利；而僅於董事相信該等購回事宜將令本公司及其股東受惠時方會進行。

(iii) 根據購回股份授權而購回股份之所需資金，將來自本公司可運用之流動現金及／或營運資金。用於購回股份之資金，本公司僅根據公司之組織章程大綱及細則以及香港之適用法例，由可合法作此用途之款項撥付。

(iv) 倘若於建議購回期間內任何時間本公司全面實行購回權力，將可能對本公司之營運資金或資產負債比率(指對比截至二零零一年六月三十日止年度年報內之已審核賬目所披露之狀況而言)造成不利影響。然而，董事倘認為實行購回建議對本公司需不時具備之營運資金或資產負債水平會有重大之不利影響時，將不會建議行使購回權力。

(v) 目前並無任何董事或(就董事在作出一切合理查詢後所知)任何本公司董事之聯繫人擬於股東給予全面授權後向本公司出售股份。

(vi) 董事已向聯交所承諾將按上市規則及香港法例之規定根據全面授權行使本公司之權力購回股份。

(vii) 董事並不知悉因根據全面授權購回任何股份而產生按照香港公司收購及合併守則所規定之任何後果。於二零零一年十月十九日，Cole Limited實益擁有本公司股份總額四億七千六百八十三萬四千五百八十股，佔當日本公司之已發行股本權益百分之三十六點一。

(viii) 以下為本公司於本文件刊發日期之前六個月內購回本身股份之詳情：

購回日期	**股份數目**	**最高價** (港元)	**最低價** (港元)
二零零一年四月十日	197,000	6.550	6.500
二零零一年四月十七日	200,000	6.500	6.450

(ix) 本公司之關連人士(定義見上市規則)並無知會本公司表示有意於股東給予全面授權後將本公司之股份售予本公司，該等人士亦無向本公司承諾不會將任何該等股份售予本公司。

(x) 以下為本公司股份於過去十二個月在聯交所每月錄得之最高及最低成交價：

	最高 （港元）	最低 （港元）
二零零零年十月	8.050	6.900
二零零零年十一月	7.250	5.850
二零零零年十二月	7.050	5.850
二零零一年一月	8.150	6.850
二零零一年二月	8.600	7.650
二零零一年三月	8.700	6.750
二零零一年四月	7.000	6.400
二零零一年五月	7.600	6.450
二零零一年六月	8.050	7.300
二零零一年七月	7.800	7.350
二零零一年八月	7.850	7.300
二零零一年九月	7.850	6.100

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st October, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Development Company, Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd November, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :

3. Other classes of shares : please specify : ________

4. Warrants : please specify : ________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ________)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,322,556,242		
Increase/(Decrease) during the month	Nil		
Balance at close of the month :	1,322,556,242		

Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____ 2.____ Exercise price: HK$ ____	Per	attached				Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ *Subscription price: HK$* ____ 2.____ *Subscription price: HK$* ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				Nil
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ____________________

Authorised Signatory:

Name : Esther Li
Title : Assistant Co. Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	11,858,000	Nil	Nil	Nil	11,858,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	1,150,000	Nil	Nil	Nil	1,150,000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Companies Registry
公 司 註 冊 處

Company Number 公司編號: 6206

1 Company Name 公司名稱

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

2 Type of Change 更改事項

- [✓] Resignation or cessation 辭職或停職
- [ ] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

- [ ] Secretary 秘書
- [✓] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
LI	Alfred Hung Kwan 李 鴻鈞

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D029512(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
31	10	2001	N/A

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Development Company, Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLD0073
Deadline: 13/11/2001

For Official Use
請勿填寫本欄

RECEIVED 收件日期
12 - 11 - 2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

6206

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of director	01 / 11 / 2001 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: NG (Surname 姓氏) Terry Sze Yuen 吳 士元 (Other names 名字)

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: Duplex Flat B, 17th &18th Floors Block II, Wing On Towers, Nos. 7 & 9 Boyce Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D635218(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Robin Sik Wing CHING) Date 日期： 1st November, 2001

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Companies Registry
公司註冊處

Company Number 公司編號

6206

Company Name 公司名稱

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

I, Terry Sze Yuen NG 吳士元
本人

consent to act as a Director of the above company with effect from 1st November, 2001,
同意出任上述公司的董事一職，生效日期為 。

and confirm that I have attained the age of 18 years.
並確認本人已年滿十八歲。

Signed 簽名 : [signature]

Date 日期 : 1st November, 2001

RECEIVED 收件日期
12-11-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE. (i)

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME HANG LUNG DEVELOPMENT COMPANY, LIMITED STOCK CODE 010

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) NG Sze Yuen, Terry HKID/Passport No. D635218(A) CONTACT PHONE NO. 2879-0111

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. N/A Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 01 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☒ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in r[illegible]ant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Hang Lung Development Company, Limited	Ordinary Share	1,250,000	01/11/01	*	HK$5.87	HK$1.00
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: ________ Date: 02 (Day) 11 (Month) 01 (Year)

*Paragraph (11)(E)-

(1) not more than 20% of Securities (C) on or after 1/11/2002#, but on or before 31/10/2011;
(2) not more than 30% of Securities (C) on or after 1/11/2003#, but on or before 31/10/2011;
(3) not more than 50% of Securities (C) on or after 1/11/2004#, but on or before 31/10/2011.

#the Board may at its discretion change to an earlier, but not a later date.

CF001-5/91

Our Ref: SO-253-2001/HLDL

5th November, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Appointment of Director**

Reference is made to our letter dated 1st November, 2001 enclosing three sets of Form B in respect of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited regarding the appointment of Mr. Terry Sze Yuen NG as director of the said 3 companies with effect from 1st November, 2001.

We are sorry to inform you that the company lists in respect of the above 3 companies under Item 2 in Part 1 of Form B were inadvertently omitted in the enclosure. Enclosed herewith please find the said lists for your records. We apology for any inconvenience caused.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

Our Ref: SO-253-2001/HLDL

1st November, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Appointment of Director**

Reference is made to our letter dated 27th August, 2001 in respect of appointment of Mr. Terry Sze Yuen NG as director of Hang Lung Development Company, Limited, Amoy Properties Limited and Grand Hotel Holdings Limited with effect from 1st November, 2001.

We are now enclosing three sets of Form B in respect of the above 3 companies, duly completed and signed by Mr. Ng before a notary Public, for your record.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el

Declaration and Undertaking with regard to Directors
董事的聲明及承諾

Form B
B表格

NOTES:
附註：

(1) *Every person required to lodge this Form with The Stock Exchange of Hong Kong Limited must complete Part 1 and Part 2 herein. Part 3(A) need be completed only if the issuer is a new applicant or continues to retain a sponsor. Part 3(B) must be completed whenever this Form is required.*
按規定須將本表格呈報香港聯合交易所有限公司的每位人士，均須填妥第一及第二部份。第三A部份，只有在發行人為新申請人或持續聘用保薦人的情況下，才須填報。至於第三B部份，按規定須呈報本表格的，均必須填報。

(2) *Please answer all questions, and if a question is answerable in the negative, please answer "No". Please make your answers as specific as possible. Do not leave any section blank.*
請回答所有問題，如問題的答案為否定者，請答「否」。填報的答案務請盡量明確。請勿漏空任何部份。

(3) *If insufficient space is provided for completion of any question, additional information may be entered on a separate sheet of paper duly signed and attached.*
如供回答問題的空位不敷應用，請另紙填寫，並妥為簽署，然後緊釘在本表格之上。

(4) *In this Form, the term "company" includes any body corporate or corporation wherever incorporated or otherwise established, the term "issuer" shall mean the company or other legal person in respect to which this Form is to be lodged, and the term "director" includes a member of the board of directors or any person holding an analogous office in a foreign company and a person in accordance with whose directions or instructions the company's directors are or were accustomed to act.*
在本表格內，「公司」一詞包括在任何地方註冊或以其他方式成立的法人團體或公司；「發行人」一詞指與呈報本表格有關的公司或其他法人；而「董事」一詞包括董事會成員或在外國公司擔任類似職位的任何人士，以及公司董事現時或以前慣常遵從其指引或指示行事的人士。

(5) *Every person required to lodged this Form must execute the declaration in Part 1 as a statutory declaration.*
按規定須呈報本表格的每位人士，必須以法定聲明的形式簽署第一部份的聲明。

(6) *Unless the context otherwise requires, questions included in this Form are intended to apply to acts done or matters occurring anywhere, whether in or outside Hong Kong, and should not be construed to have any territorial limit. All ordinances referred to herein are Hong Kong ordinances.*
除非內文另有規定，本表格中的所有問題涵蓋香港及世界任何地方的所有行為或事項，且不應解釋為具有任何地區限制。本表格所提及的所有條例均為香港的條例。

(7) *The failure of any person required to lodge this Form to complete Part 1 of this Form B truthfully, completely and accurately, or the failure to execute Part 2 of this Form or to observe any of the undertakings made under that Part, constitutes a breach of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. In addition, pursuant to the Crimes Ordinance, any person who knowingly and wilfully makes a statement false in a material particular in Part 1 of this Form (being a statutory declaration) commits an offence, and if prosecuted, shall be liable on conviction upon indictment to imprisonment for 2 years and to a fine.*
如任何人士沒有真實地、完整地及準確地填報本表格B的第一部份，或沒有簽署本表格的第二部份，或沒有遵守該部份(即第二部份)所載列的承諾，則屬違反《香港聯合交易所有限公司證券上市規則》。此外，依據《刑事罪行條例》，任何人士就本表格第一部份(屬法定聲明)的重要事項，明知並故意地作出虛假聲明的，即屬犯法，若遭檢控，一經定罪，可被判入獄兩年及處以罰款。

(8) *If you have any doubt as to how any part of this Form should be executed, you should consult your solicitor or legal advisers.*
若對如何填報本表格的任何部份有任何疑問，請徵詢閣下的律師或法律顧問的意見。

Part 1
第一部份

DECLARATION
聲 明

1. State: -
請填報：一

		in English 英文	in Chinese 中文
(a)	present surname and any former surname(s) 現時姓氏及任何前度姓氏 :	NG.	吳
(b)	alias, if any 別名，如有 :	Nil	
(c)	present forename(s) and any former forename(s) 現時名字及任何前度名字 :	Sze Yuen, Terry	士元
(d)	date of birth 出生日期 :	19 Oct., 1959	
(e)	residential address 住址 :	Duplex Flat B, 17/F&18/F, Block II, Wing On Towers, Nos.7&9 Boyce Road, HK	
(f)	nationality and former nationality, if any 國籍及前度國籍，如有 :	Chinese	
(g)	professional qualifications, if any 專業資格，如有 :	Member of Australian Society of CPAs	
(h)	Hong Kong ID number, or, if none, passport number and place of issue 香港身份證號碼，如無，則請列明護照號碼及簽發地點 :	ID No. D635218(A)	
(i)	name of Issuer 發行人名稱 :	Hang Lung Development Company, Limited	恒隆有限公司

2. Are you a director of any company?
閣下是否任何公司的董事？

.............................Yes.............................

If so, state the name of each such company, its place of incorporation, the nature of its business and the date of commencement of your directorship in such company.
如是，請填報各公司的名稱、其成立的地點、其業務性質，以及閣下在該公司開始出任董事的日期。

....

....

Note: (1) You may exclude dormant companies from this disclosure.
附註： 閣下可不填報暫無營業的公司。

(2) Where a company of which you are a director has securities listed on The Stock Exchange of Hong Kong Limited, the name of any subsidiary company of which you are also a director need not be stated.
如閣下擔任董事的公司的證券在香港聯合交易所有限公司上市，則毋須列明閣下亦為董事的任何附屬公司的名稱。

3. Have you at any time been adjudged bankrupt or insolvent?
閣下曾否被裁定破產或無償債能力？

.............................No.............................

If so, state the Court by which you were adjudged bankrupt or insolvent and, if discharged, the date and conditions on which you were granted your discharge.
如是，請填報裁定閣下破產或無償債能力的法院名稱；如破產或無償債能力的裁定已被撤銷，則請列明該裁定被撤銷的日期及條件。

....

....

4. Have you at any time been a party to a deed of arrangement or entered into any other form of arrangement or composition with your creditors?
閣下曾否為償還債務安排協議的其中一方、或曾否與債權人達成任何其他形式的償還債務安排或債務重整協議？

.............................No.............................

If so, give full particulars.
如是，請詳細説明。

....

....

5. Are there any unsatisfied judgments or court orders of continuing effect against you?
閣下現時是否仍有未償還經法院裁定的債項或受仍然有效的法院命令所限制？

.............................No.............................

If so, give full particulars.
如是，請詳細説明。

....

....

6. Has any company been dissolved or put into liquidation (otherwise than by a members' voluntary winding up when the company was solvent) or bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee or similar officer appointed over it during the period when you were one of its directors or within 12 months after your ceasing to act as one of its directors?
曾否有任何公司，在閣下擔任該公司董事期間，或在閣下停止擔任其董事後的十二個月內，被解散或清盤(在公司仍有償債能力時由股東自願提出自動清盤者除外)或破產或成為類似程序的對象，或與債權人達成任何形式的償還債務安排協議或債務重整協議，或曾否有破產管理人、受託人或類似的人員被委任接管該公司？

No

If so, give full particulars, including the name of the company, its place of incorporation or establishment, the nature of its business, the nature of the proceeding involved, the date of commencement of the proceeding, and the amounts involved together with an indication of the outcome or current position of the proceeding.
如是，請詳細說明，包括該等公司的名稱、註冊或成立的地點、業務性質、所牽涉的程序性質、程序開始日期，以及所牽涉的款額，並說明有關程序的結果或現時情況。

7. Have you been convicted of any offence: -
閣下曾否：—

(a) involving fraud, dishonesty or corruption ;
被裁定觸犯涉及欺詐、不誠實或貪污的罪行；

No

(b) under the Companies Ordinance, the Bankruptcy Ordinance, the Protection of Investors Ordinance, the Banking Ordinance, the Securities Ordinance, the Securities (Disclosure of Interests) Ordinance or any Ordinance relating to taxation, or any comparable legislation of other jurisdictions ; or
根據《公司條例》、《破產條例》、《保障投資者條例》、《銀行業條例》、《證券條例》、《證券(公開權益)條例》，或任何與稅務有關的條例，或其他司法管轄區的任何類似法例而被裁定有罪；或

No

(c) in respect of which you have, within the past 10 years, been sentenced as an adult to a period of imprisonment of six months or more, including suspended or commuted sentences?
在過去十年期間，以成人身份被裁定有罪，而又被判處監禁六個月或以上，包括緩刑或減刑？

No

If so, give full particulars, including details of (i) each such offence, (ii) the court by which you were convicted, (iii) the date of conviction, and (iv) the penalty imposed.
如是，請詳細說明，包括以下各項的詳情：(i)各項罪行、(ii)裁定閣下有罪的法院名稱、(iii)定罪日期，以及(iv)所遭受的刑罰。

Note: Certain convictions may come within the provisions of the Rehabilitation of Offenders Ordinance or comparable legislation of other jurisdictions. In such cases, the relevant conviction need not be disclosed.
附註：若干定罪可能屬於《罪犯自新條例》或其他司法管轄區的類似法例的規定範圍。在此等情況下，有關的定罪則毋須披露。

8. (a) (i) Have you been identified as an insider dealer pursuant to the Securities (Insider Dealing) Ordinance at any time?
閣下曾否在任何時候遭援引《證券(內幕交易)條例》而被指為內幕交易者？

..............................No..............................

(ii) Has any company with which you were or are connected (as such expression is defined in the Securities (Insider Dealing) Ordinance) or any company for which you act or have acted as an officer been identified as an insider dealer pursuant to the Securities (Insider Dealing) Ordinance at any time during the period when you were connected and/or acted as an officer?
與閣下過去或現時有關連的任何公司(按《證券(內幕交易)條例》界定)，或閣下過去或現時曾以高級人員身份行事的任何公司，曾否在閣下與其有關連的期間，及/或以其高級人員身份行事的期間，遭援引《證券(內幕交易)條例》而被指為內幕交易者？

..............................No..............................

(b) (i) Have you been found guilty of or been involved in insider dealing, or been held by any Court or competent authority to be in breach of any securities or financial markets laws, rules or regulations including any rules and regulations of any securities regulatory authority, stock exchange or futures exchange at any time?
閣下曾否在任何時候被裁定觸犯內幕交易罪或牽涉內幕交易，或遭任何法院或主管當局裁定違反任何證券或金融市場法例、規則或規例(包括任何證券監管機構、證券交易所或期貨交易所的任何規則及規例)？

..............................No..............................

(ii) Has any company in which you were or are a controlling shareholder (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) or were or are a director or officer been found guilty of or been involved in insider dealing, or been held by any Court or competent authority to be in breach of any securities or financial markets laws, rules or regulations including any rules and regulations of any securities regulatory authority, stock exchange or futures exchange at any time during the period when you were a controlling shareholder, director or officer?
閣下過去或現時為控股股東(按《香港聯合交易所有限公司證券上市規則》界定)、或者過去或現時為董事或高級人員的任何公司，曾否在閣下為控股股東、董事或高級人員期間的任何時候，被裁定觸犯內幕交易罪或牽涉內幕交易，或遭任何法院或主管機構當局裁定違反任何證券或金融市場法例、規則或規例(包括任何證券監管機構、證券交易所或期貨交易所的任何規則及規例)？

..............................No..............................

If so, give full particulars.
如是，請詳細說明。

....

....

9. Have you, in connection with the formation or management of any company, partnership or unincorporated institution, been adjudged by a Court or arbitral body civilly liable for any fraud, breach of duty or other misconduct by you towards such company, partnership or unincorporated institution or towards any of its members or partners?
閣下曾否就任何公司、合夥公司或非法團機構的成立或管理事宜，被法院或仲裁機構裁定，須就閣下對該等公司、合夥公司或非法團機構或其任何成員或合夥人所作出的任何欺詐、不履行責任行為或其他失當行為負上民事責任？

No

If so, give full particulars.
如是，請詳細説明。

10. Has any company of which you were or are a director had its business registration or licence revoked at any time during the period when you were a director of the company?
閣下曾經或現時擔任董事的公司，其商業登記或營業執照曾否在閣下在任期間被撤銷？

No

If so, give full particulars, including the date upon which such registration or licence was revoked, the reasons for the revocation, the outcome and current position.
如是，請詳細説明，包括該等登記或執照被撤銷的日期、撤銷的原因、結果及現時狀況。

11. Have you ever been disqualified from holding, or deemed unfit to hold, the position of director of a company, or from being involved in the management or conduct of the affairs of any company, pursuant to any applicable law, rule or regulation or by any competent authority?
閣下曾否被依據任何適用的法例、規則或規例或被任何主管當局禁止出任、或被視為不適宜出任公司董事，或被禁止參與任何公司的管理或事務？

No

If so, give full particulars.
如是，請詳細説明。

12. Have you ever been refused admission to membership of any professional body or been censured or disciplined by any such body to which you belong or belonged or been disqualified from membership in any such body or have you ever held a practising certificate or any other form of professional certificate or licence subject to special conditions?
閣下曾否被任何專業團體拒絕入會，或被任何閣下現屬或曾屬會員的專業團體譴責或施以紀律處分，或遭褫奪閣下在該等專業團體的會員資格，或閣下曾否持有有特別限制條件的執業證書或任何其他形式的專業證書或執照？

No

If so, give full particulars.
如是，請詳細説明。

13. Are you now or have you ever been a member of a triad or other illegal society?
閣下是否或曾否身為黑社會或其他非法組織的成員？

......................................No......................................

14. Are you currently subject to (i) any investigation, hearing or proceeding brought or instituted by any securities regulatory authority, including the Hong Kong Takeovers Panel or any other securities regulatory commission or panel, or (ii) any judicial proceeding in which violation of any securities law, rule or regulation is or was alleged?
閣下是否現正(i)牽涉在任何證券監管當局(包括香港收購及合併委員會或任何其他證券監管委員會)所進行或主持的調查、聆訊或處事程序中，或(ii)牽涉在任何司法訴訟中，而被指稱違反任何證券法例、規則或規例？

......................................No......................................

15. Are you a defendant in any current criminal proceeding involving an offence which may be material to an evaluation of your character or integrity to be a director of the issuer?
閣下是否現為刑事訴訟中的被告人，而涉及的罪行，可能對評估閣下作為發行人的董事應有的個性或操守起重要作用？

......................................No......................................

If so, give full particulars.
如是，請詳細說明。

....

....

16. Do you have any past or present financial or other interest in the business of the issuer or its subsidiaries or any connection with any connected person (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the issuer?
閣下過去或現時在發行人或其附屬公司業務中是否擁有任何財務上或其他方面的利益，或閣下是否與發行人的任何關連人士(按《聯合交易所有限公司證券上市規則》界定)有任何聯繫？

......................................N/A......................................

Note: Please answer this question if you are being appointed as an independent non-executive director of the issuer; otherwise, please state not applicable.
附註：如閣下現正被任命為發行人的獨立非執行董事，請回答此問題；否則，請填寫「不適用」。

17. Other than the information which you have disclosed pursuant to the foregoing questions, are you aware of any matter the non-disclosure of which may affect the truthfulness, completeness or accuracy of your response to any of the foregoing questions?
除閣下回答上述問題所披露的資料外，閣下是否知悉任何其他事項，而不披露該等事項可能影響閣下對上述問題的回答的真實性、完整性或準確性？

......................................No......................................

If so, give full particulars.
如是，請詳細說明。

....

....

I , NG Sze Yuen, Terry [Insert Chinese characters, if any], of ....

....

[Insert residential address], solemnly and sincerely declare that the foregoing answers are true, complete and accurate, that I have not made any statements or omissions which would render such answers untrue or misleading, that I understand the possible consequences of making a false declaration as set forth in note 7 of the introduction hereto, and that I understand that The Stock Exchange of Hong Kong Limited may rely upon the foregoing answers in assessing my suitability to act as a director of the issuer.

本人 ....〔填上英文姓名，如有〕，現居於 ....

....

〔請填上住址〕，謹以至誠鄭重聲明，上述回答乃屬真實、完整及準確者，本人並無作出任何聲明或遺漏，而致使此等回答有不正確或誤導成份，本人完全明白作出虛假聲明可能會引致載列於附註(7)的可能後果，而本人亦明白，香港聯合交易所有限公司可倚賴上述回答所提供的資料，以評估本人擔任發行人的董事的合適性。

(A) *For use by a person who is **familiar** with the English and/or Chinese language: -*
供請熟英文及/或中文的人士使用：－

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the Oaths and Declarations Ordinance (*).
本人謹憑藉《宣誓及聲明條例》(*)衷誠作出此項鄭重聲明，並確信其為真實無訛。

(Signed簽署) ....
[Declarant聲明人]

Declared at 26/F, 4 Des Voeux Road Central in Hong Kong (**)
this 1st day of November, 20 01
此項聲明於20 .... 年 .... 月 .... 日在香港 (**) .... ，作出。

Before me,
在本人面前作出，

[Signature and designation, i.e., ~~Justice of the Peace~~/Notary Public/~~Commissioner for Oaths~~.]
〔簽署及職銜：即：太平紳士/公證人/監誓員。〕

(*) *Substitute appropriate wording if executed outside Hong Kong.*
如聲明在香港以外地方作出，請以其他適用文字取替。

(**) *Substitute place name if declaration is made outside Hong Kong.*
如聲明在香港以外地方作出，請列明地方名。

OR或

(B) *For use by a person who is **not familiar** with the English and/or Chinese language and by interpreter:-*
供不諳熟英文及/或中文而須透過傳譯員傳譯的人士使用：－

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the Oaths and Declarations Ordinance (*).
本人謹憑藉《宣誓及聲明條例》(*)衷誠地作出此項鄭重聲明，並確信其為真確無訛。

(Signed簽署) ....
[Declarant聲明人]

Declared at .... in Hong Kong (**) this .... day of ...., 20.........., through the interpretation of .... [Insert name of interpreter] of .... [Insert address and occupation], the said interpreter having been also first declared [or sworn, as the case may be] that he had truly, distinctly, and audibly interpreted the contents of this document to the declarant, and that he would truly and faithfully interpret the declaration about to be administrated to him.
此項聲明於20 .... 年 .... 月 .... 日在香港(**) .... 作出，是經由 ....〔填上傳譯員姓名〕現居於 ....〔填上地址〕及任職 ....〔填上職業〕作出傳譯者，而此傳譯員亦已先行聲明〔或宣誓，視屬何情況而定〕他已將本文件內容向聲明人作出真實明確及清晰可聞的傳譯，並會將本人即將為聲明人主持的聲明忠實向其傳譯。

Before me,
在本人面前作出，

[Signature and designation, i.e., Justice of the Peace/Notary Public/Commissioner for Oaths.]
〔簽署及職銜，即：太平紳士/公證人/監誓員。〕

(*) *Substitute appropriate wording if executed outside Hong Kong.*
如聲明在香港以外地方作出，請以其他適用文字取替。

(**) *Substitute place name if declaration is made outside Hong Kong.*
如聲明在香港以外地方作出，請列明地方名。

Declaration or oath by interpreter
傳譯員的聲明或誓言

I, ..., of ....
...., solemnly and sincerely declare (*) that I well understand the English and .... [State foreign language] languages and that I have truly, distinctly, and audibly interpreted the contents of this document to the declarant .... [Insert name], and that I will truly and faithfully interpret the declaration about to be administered to him.

本人 .... 現居於 ....
....

謹以至誠鄭重聲明(*)，本人諳熟英文及 .... 〔述明其他外國語文〕，而本人已將本文件內容向聲明人 ....〔填入姓名〕作真實明確及清晰可聞的傳譯，並會將即將為其主持的聲明向其傳譯。

(Signed簽署) . . . .
Interpreter傳譯員

Declared at .... in Hong Kong (**)
this .... day of ...., 20 ....
此項聲明於20 .... 年 .... 月 .... 日在香港 (**) .... 作出。

Before me,
在本人面前作出，

[Signature and designation, i.e., Justice of the Peace/Notary Public/Commissioner for Oaths.]
〔簽署及職銜，即：太平紳士/公證人/監誓員。〕

(*) In case of an oath substitute "swear" for "solemnly and sincerely declare".
在宣誓的情況下，以「謹此宣誓」代替「謹以至誠鄭重聲明」。

(**) Substitute place name if declaration is made outside Hong Kong.
如聲明在香港以外地方作出，請列明地方名。

Part 2
第二部份

UNDERTAKING
承諾

Further, I, ...NG Sze Yuen, Terry.........., undertake with The Stock Exchange of Hong Kong Limited that:-
此外，本人 .... 向香港聯合交易所有限公司承諾：－

(a) in the exercise of my powers and duties as a director of the issuer I shall:-
在行使發行人董事的權力及職責時，本人須：－

(i) comply to the best of my ability with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force (the "Listing Rules");
盡力遵守不時生效的《香港聯合交易所有限公司證券上市規則》(《上市規則》)；

(ii) use my best endeavours to procure that the issuer shall so comply; and
盡力促使發行人遵守《上市規則》；及

(iii) use my best endeavours to procure that any alternate of mine shall so comply;
盡力促使本人的任何替任人遵守《上市規則》；

(b) I shall, in the exercise of my powers and duties as a director of the issuer, comply to the best of my ability with the Securities (Disclosure of Interests) Ordinance, the Code on Takeovers and Mergers, the Code on Share Repurchases and all other securities laws and regulations from time to time in force in Hong Kong, and I shall use my best endeavours to procure that the issuer shall so comply;
本人在行使發行人董事的權力及職責時，將盡力遵守《證券(公開權益)條例》、《公司收購及合併守則》、《股份購回守則》及香港所有其他不時生效的有關證券的法例及規例，本人並會盡力促使發行人遵守上述各項；

(c) I shall cooperate in any investigation conducted by the Listing Division and/or the Listing Committee of The Stock Exchange of Hong Kong Limited, including answering promptly and openly any questions addressed to me, promptly producing the originals or copies of any relevant documents and attending before any meeting or hearing at which I am requested to appear;
本人將在香港聯合交易所有限公司上市科及/或上市委員會所進行的任何調查中給予合作，包括及時及坦白地答覆向本人提出的任何問題，及時地提供任何有關文件的正本或副本，並出席本人被要求出席的任何會議或聽證會；

(d) I hereby irrevocably appoint the issuer as my agent, for so long as I remain a director of the issuer, for receiving on my behalf any correspondence from and/or service of notices and other documents by The Stock Exchange of Hong Kong Limited;
本人茲不可撤回地委任發行人為本人的代理人，在本人留任發行人董事期間，代表本人接收香港聯合交易所有限公司發出的任何書信及/或送達的通知書及其他文件；

(e) I shall provide to The Stock Exchange of Hong Kong Limited, immediately upon my resignation as a director of the issuer, my up-to-date contact information, including my address for correspondence from and service of notices and other documents by The Stock Exchange of Hong Kong Limited and telephone number; and
本人將在辭去發行人董事職務後，立即向香港聯合交易所有限公司提供本人最新的聯絡資料，包括供本人接收香港聯合交易所有限公司發出的書信、送達的通知書及其他文件的地址和電話號碼；以及

(f) I hereby give my authority to the Head of the Listing Division of The Stock Exchange of Hong Kong Limited, or to any person authorised by him, to disclose any of the foregoing particulars given by me to members of the Listing Committee and, with the approval of the Chairman or a Deputy Chairman of The Stock Exchange of Hong Kong Limited, to such other persons, as the said Head of the Listing Division may from time to time think fit.
本人茲授權香港聯合交易所有限公司上市科總監、或其授權的任何人士，將本人提供的上述資料向上市委員會委員披露；並在香港聯合交易所有限公司主席或一位副主席批准的情況下，向上市科總監不時認為適當的其他人士披露。

Signature簽署：[signature]

Name姓名：NG Sze Yuen, Terry

Dated: 1st November 20 01

日期：20 .... 年 .... 月 .... 日

Part 3
第三部份

(A) *If the issuer is a new applicant or continues to retain a sponsor, the following sponsor's certification must be completed:-*
如發行人為新申請人或會持續聘用保薦人，下列的保薦人證明亦須填報：—

SPONSOR'S CERTIFICATION
保薦人證明

We, ..., are the sponsor for the issuer appointed for the purpose referred to in Rule 3.01 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and have offices located at ....
....
We hereby certify that we have read the answers provided by ....
[Insert name of director/declarant] in Part 1 of this Form B and we are not aware of any information that would lead a reasonable person to inquire further concerning the truthfulness, completeness or accuracy of any of the answers so provided.
我們 ....，乃為《香港聯合交易所有限公司證券上市規則》第3.01條所提及的目的而委任的發行人的保薦人，辦事處設於 ....
....。我們茲證明，我們已閱讀
....〔填入董事/聲明人的姓名〕在表格B第一部份所作的回答，我們並不知悉任何資料，足以使一名合理的人士，就如此填報的資料的真實性、完整性及準確性作進一步的查詢。

Executed this ....day of ...., 20 ...., in ....
本證明於20.................年 ....月 ....日在 ....簽立。

(Signed簽署) ....

(B) *The following solicitor's certification must be completed whenever this Form is required to be lodged with The Stock Exchange of Hong Kong Limited:-*
按規定須向香港聯合交易所有限公司呈報本表格的，均須填報下列律師證明：—

SOLICITOR'S CERTIFICATION
律師證明

We, Johnson Stokes & Master, are a firm of solicitors qualified to advise on Hong Kong law with offices located at 18/F, Prince's Building,
10 Chater Road, Central, Hong Kong
We hereby certify that we have explained all applicable requirements and procedures for completing and making the declaration contained in Part 1 of this Form B, and the possible consequences of making a false declaration, to Terry Sze Yuen NG [Insert name of director/declarant]. Further, we hereby certify that Terry Sze Yuen NG [Insert name of director/declarant] has acknowledged to us that he/she understands the foregoing.
我們，...，為一家有資格就香港法律提供意見的律師行，辦事處設於
....。
我們茲證明，我們已向 ....〔填入董事/聲明人的姓名〕詳細解釋填報本B表格第一部份及作出聲明的所有適用規定和程序，以及作出虛假聲明所可能引致的後果。此外，我們茲證明 ....〔填入董事/聲明人的姓名〕已向我們承認其 了解上述各項。

Executed this 1st day of November, 20 01, in Hong Kong
本證明於20.................年 ....月 ....日在 ....簽立。

(Signed簽署) Johnson Stokes & Master

HANG LUNG DEVELOPMENT COMPANY, LIMITED
(Re Item 2 in Part 1 of Form B)

COMPANY	PLACE OF INCORPORATION	NATURE OF BUSINESS	DATE OF COMMENCE-MENT OF DIRECTORSHIP
Applegate Company Limited	Hong Kong	Investment holding	01-11-2001
Arges Limited	Hong Kong	Restaurant Operations	01-11-2001
China Top Home Holdings Limited	Hong Kong	Investment holding	01-11-2001
Country Link Enterprises Limited	Hong Kong	Investment holding	01-11-2001
Daily Wan Development Limited	Hong Kong	Property leasing	01-11-2001
Flying Gazelle Limited	Hong Kong	Property leasing	01-11-2001
Guangzhou Top Home Technology Co. ltd.	PRC	Information technology	01-11-2001
Hang Hing Mortgage (TH) Limited	Hong Kong	Financial services	01-11-2001
Hang Lung-Hakuyosha Dry Cleaning Limited	Hong Kong	Dry & laundry cleaning	01-11-2001
Hang Lung-Hakuyosha (Hong Kong) Limited	Hong Kong	Investment holding	01-11-2001
Hang Wise Company Limited	Hong Kong	Property leasing	01-11-2001
HKU/Hantak Ortho-Technology Limited	Hong Kong	Development of Bioactive and Osteoporotic Bone Cement	01-11-2001
Hollyhock Limited	BVI	Investment holding	01-11-2001
Inlink Investment Limited	Hong Kong	Holder of restaurant licences	01-11-2001
Lee Chau Company Limited	Hong Kong	Holding of completed property for sale	01-11-2001
Star Play Development Limited	Hong Kong	Property leasing	01-11-2001
Tai Hing Garden Management Company Limited	Hong Kong	Property management	01-11-2001

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

(34)

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED

STOCK CODE:

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD - H DISCRIPTION BY NOMINAL VALUE: 1.0000

(3) Identificaiton of corporation making disclosure

FULL NAME: Franklin Resources, Inc.

BUSINESS REGISTRATION NO. 13-2670991

ADDRESS OF REGISTERED OFFICE: One Franklin Parkway, San Mateo, CA 94403-1906

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG:

PLACE OF INCORPORATION: Delaware

LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): Seidman, Laura

CONTACT PHONE NO.: (954) 527-7413

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.

DAY	MONTH	YEAR
02	11	01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]

1 [x] 2 [ ] 3 [x] 4 [x] 5 [x] 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 145,281,000 10.98

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 157,263,000 11.89

— 11,982,000 -0.91

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman Position held at the company: Assistant Secretary, Franklin Resources, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature:

Date: 05 Day 11 Month 01 Year

Addendum to Corporate Substantial Shareholder Notice dated November 5, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (I.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) Box N-7759 Nassau, Bahamas	77,936,000
Templeton Asset Management Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) 2 Exchange Square, Suite 908 Hong Kong	63,991,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) Box N-7759 Nassau, Bahamas	3,354,000
TOTAL SHARES	145,281,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. 1 Queens Road, Central Hong Kong	139,310,000
Standard Chartered Bank Hong Kong	5,971,000
TOTAL SHARES	145,281,000

HangLung1105-01a(FRI)

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(2)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED STOCK CODE:
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD - H DISCRIPTION BY NOMINAL VALUE: 1.0000

(3) Identificaiton of corporation making disclosure

FULL NAME: Templeton Worldwide, Inc. BUSINESS REGISTRATION NO. 94-3167260

ADDRESS OF REGISTERED OFFICE: 500 East Broward Blvd., Suite 2100, Ft. Lauderdale, FL 33394-3091

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

PLACE OF INCORPORATION: Delaware LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): Seidman, Laura CONTACT PHONE NO.: (954) 527-7413

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 02 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [x] 2 [ ] 3 [x] 4 [x] 5 [x] 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 145,281,000

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 157,263,000

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman

Position held at the company: Assistant Secretary, Franklin Resources, Inc. which wholly owns Templeton Worldwide, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: ______

Date: 05 (Day) 11 (Month) 01 (Year)

Addendum to Corporate Substantial Shareholder Notice dated November 5, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) Box N-7759 Nassau, Bahamas	77,936,000
Templeton Asset Management Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) 2 Exchange Square, Suite 908 Hong Kong	63,991,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide Inc.) Box N-7759 Nassau, Bahamas	3,354,000
TOTAL SHARES	145,281,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. Basement Level 1 1 Queens Road, Central Hong Kong	139,310,000
Standard Chartered Bank Hong Kong	5,971,000
TOTAL SHARES	145,281,000

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

12

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED STOCK CODE:
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD- H DISCRIPTION BY NOMINAL VALUE: 1.0000

FULL NAME: Templeton International, Inc. BUSINESS REGISTRATION NO. 94-3173617

ADDRESS OF REGISTERED OFFICE: 500 East Broward Blvd., Suite 2100, Ft. Lauderdale, FL 33394-3091 USA

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

PLACE OF INCORPORATION: Delaware LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): Seidman, Laura CONTACT PHONE NO.: (954) 527-7413

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 02 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 x 2 [ ] 3 x 4 x 5 x 6 [ ] 7 [ ]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 145,281,000

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 157,263,000

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman Position held at the company: Assistant Secretary, Franklin Resources, Inc. which indirectly wholly owns Templeton International, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 05 Day 11 Month 01 Year

Addendum to Corporate Substantial Shareholder Notice dated November 5, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd (A wholly owned subsidiary of Templeton Internatinal, Inc.) Box N-7759 Nassau, Bahamas	77,936,000
Templeton Asset Management Ltd. (A wholly owned subsidiary of Templeton International, Inc.) 2 Exchange Square, Suite 908 Hong Kong	63,991,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Templeton International, Inc) Box N-7759 Nassau, Bahamas	3,354,000
TOTAL SHARES	145,281,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. Basement Level 1 1 Queens Road, Central Hong Kong	139,310,000
Standard Chartered Bank Hong Kong	5,971,000
TOTAL SHARES	145,281,000

HANG LUNG DEVELOPMENT CO., LTD.
恒隆有限公司

Your Ref: 6206 & 405221
Our Ref : SO-270-2001/HLD

7th November, 2001

Registrar of Companies,
Companies Registry,
Queensway Government Offices,
13/F & 14/F,
66 Queensway,
Hong Kong.

HANG LUNG GROUP

Dear Sirs,

Re: Proposed Swop of Company Name - between Hang Lung Development Co., Ltd. 恒隆有限公司 and Hang Lung Group Limited 恒隆集團有限公司

Please be informed that our board of directors intends to change the company name from Hang Lung Development Company, Limited 恒隆有限公司 to Hang Lung Group Limited 恒隆集團有限公司 on the following reasons:-

1. Amoy Properties Limited ("Amoy") proposes to change its company name from Amoy Properties Limited 淘大置業有限公司 to Hang Lung Properties Limited 恒隆地產有限公司 on the grounds stated in the enclosed letter of even date to your goodselves.

2. Hang Lung Development Company, Limited ("Hang Lung") is the parent company of 2 other public companies, i.e. Amoy and Grand Hotel Holdings Limited. These 3 companies are commonly called 'Hang Lung Group' in all press announcements, public media, annual reports, letterhead, etc. in the previous years (samples enclosed for your ready reference). Hence, the name change reflects what is already better known to the public of our Group.

3. Hang Lung Group Limited 恒隆集團有限公司 is a shelf company wholly-owned by Hang Lung. This company name is purposely reserved for this name swop exercise.

4. We hereby confirm that Hang Lung Group Limited has not yet commenced operation since its incorporation and also there will be no transfer of assets and liabilities between Hang Lung and Hang Lung Group Limited.

28/F, Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Facsimile (852) 2868 6086
Telephone (852) 2879 0111

Companies Registry,
Hong Kong.

Hang Lung is a public company with shares listed on The Stock Exchange of Hong Kong Limited. The proposed change of its company name will require the publication of announcements on newspapers and approval by shareholders in an extraordinary general meeting. In this respect, we shall be grateful therefore if you would kindly give your prior agreement to the swop of the company names between Hang Lung and Hang Lung Group Limited as soon as possible before we make any public statement.

An urgent reply is appreciated as we want to minimize the risk of this being known to the public before we make an official announcement.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el

Your Ref: 6206
Our Ref : SO-275-2001/HLD

9th November, 2001

New Company Section,
Companies Registry,
14/F, Queensway Government Offices,
66 Queensway,
Hong Kong.

Attn. Ms. Y.T. Lau

Dear Madam,

Re: Consent to Release of Company Name

We refer to our letter dated 7th November, 2001 to your goodselves in respect of the proposed swop of company name between our company and Hang Lung Group Limited. We hereby consent to release our company name for re-use by Hang Lung Group Limited on the ground that Hang Lung Group Limited is one of our subsidiary companies.

Meanwhile, we enclose herewith a draft Special Resolution in respect of the change of company name to be passed at an extraordinary general meeting of our company for your attention.

Yours faithfully,
For and on behalf
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

Company No.6206

THE COMPANIES ORDINANCE (CHAPTER 32)

COMPANY LIMITED BY SHARES

SPECIAL RESOLUTION

OF

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

Passed on [ ]

At the Extraordinary General Meeting of the above Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on [ ] at [ ] a.m., the following resolution was duly passed as a Special Resolution:-

> "THAT subject to the approval of the Registrar of Companies, the name of the Company be changed to Hang Lung Group Limited 恒隆集團有限公司 with effect from the issuance of the relevant Certificate of Incorporation on Change of Name."

____
Chairman

Dated [ ]

Our Ref: SO-280-2001/HLD

15th November, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Proposed Change of Company Names**
- Amoy Properties Limited
- Hang Lung Development Company, Limited

We would like to inform you that the Boards of Amoy Properties Limited ("Amoy") and Hang Lung Development Company, Limited ("Hang Lung") intend to change their company names, i.e. from Amoy Properties Limited 淘大置業有限公司 to Hang Lung Properties Limited 恒隆地產有限公司; and from Hang Lung Development Company, Limited 恒隆有限公司 to Hang Lung Group Limited 恒隆集團有限公司.

The main reason for the change of company name from Amoy to Hang Lung Properties Limited is that Amoy has taken up the property development business of Hang Lung since April 2000, and the said change allows Amoy to capitalise on the goodwill of the name "HANG LUNG" in the property business. Hang Lung will change its name to Hang Lung Group Limited as the words 'Hang Lung Group' appear on all stationery, announcements of results, sales brochures and other literatures, and this change will reflect what is already better known to the public of our Group.

For your information, the Registrar of Companies has already agreed on such changes, and their relevant letters are enclosed herewith for your reference. We also enclose a draft press announcement for each of Amoy and Hang Lung regarding the above subject for your review.

.../2

Your urgent reply is appreciated as we wish to make the announcements as quickly as possible to prevent any speculation in the market in this matter.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el

KLC

CR COMPANIES REGISTRY
公 司 註 冊 處

QUEENSWAY GOVERNMENT OFFICES
14TH FLOOR, 66 QUEENSWAY,
HONG KONG.
香港金鐘道六十六號
金鐘道政府合署十四樓

In reply please quote this Ref.:
覆函請註明本處檔號： CR/NC/SWOPS/6206/405221

YOUR REF. 來函檔號： SO-270-2001-HLD
TEL. 電話： 2867 2597
FAX 圖文傳真： 2526 9843

15-11-2001

Hang Lung Development Co., Ltd.
28/F, Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong
(Attn : Ms. Esther Li)

Dear Sirs

Re : Proposed Change of Company Names
Hang Lung Development Company Limited
恒隆有限公司 (Co. No. 6206)
to
Hang Lung Group Limited
恒隆集團有限公司 (Co. No. 405221)

I refer to your letter dated 7 November 2001.

Insofar as the names swop of the above two companies are concerned, I am pleased to inform you that your application is hereby approved subject to the following conditions :-

(i) Printed copies of the Special Resolutions are to be submitted simultaneously; and
(ii) Relevant fee amounting to $590.00 is payable on submission of the Special Resolutions.

According to our performance pledge, it normally takes around 10 working days for a Certificate of Incorporation on Change of Name to be issued provided that the Special Resolutions on change of names lodged at this Registry with the relevant fee are in order and the intended names are registrable.

Should you have any queries, please feel free to contact me.

Yours faithfully

(Miss Y. T. LAU)
for Registrar of Companies

YTL/sc

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

(Incorporated in Hong Kong with limited liability)

PROPOSED CHANGE OF COMPANY NAME

The directors of Hang Lung Development Company, Limited propose to change the name of the Company to "Hang Lung Group Limited 恒隆集團有限公司".

Proposal for Change of Company Name

The directors ("the Directors") of Hang Lung Development Company, Limited ("the Company") propose that the name of the Company be changed to "Hang Lung Group Limited 恒隆集團有限公司" ("Change of Name").

Reason

The Company, with its two publicly listed subsidiary companies - Amoy Properties Limited ("Amoy") and Grand Hotel Holdings Limited ("Grand"), has been known to the public as the 'Hang Lung Group' for a long period of time. The words 'Hang Lung Group' appear on all stationery, announcements of results, sales brochures and other literatures.

Since April 2000, Amoy has taken up the property development business of the Hang Lung Group, apart from a small number of old projects. Amoy has now proposed to change its name to "Hang Lung Properties Limited 恒隆地產有限公司" to capitalise on the good reputation of the properties previously developed by the Company and the goodwill of the name "HANG LUNG" in the property business.

The Company, apart from its investment holdings in Amoy and Grand, is expanding into non-property related business. The Directors consider that the Change of Name can reflect what is already better known to the public of our Group.

Also, the Change of Name will enable the investors to have an easy recognition of the Company as a Group and to enhance the Company's corporate image.

Conditions

The Change of Name will be subject to the passing of a special resolution by the shareholders of the Company at the extraordinary general meeting to be convened by the Company and the approval by the Registrar of Companies in Hong Kong.

Effect

Upon the Change of Name becoming effective, all existing share certificates bearing the existing name of the Company will continue to be evidence of title to the shares of the Company and will continue to be valid for trading, settlement and delivery for the same number of shares in the new name of the Company. Also, the rights of the shareholders in the Company will not be affected as a result of the proposed Change of Name. Should the Change of Name become effective, any issue of share certificates thereafter will be in the new company name.

Circular

A circular containing information on the Change of Name together with a notice convening an extraordinary general meeting of the Company for approval of the Change of Name will be despatched to shareholders of the Company as soon as practicable.

A further announcement will be made when the Change of Name becomes effective.

By Order of the Board
Robin S.W. Ching
Company Secretary

Hong Kong, * , 2001

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號: 6206

1 Company Name 公司名稱

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
19	11	2001	to 至	06	12	2001

3 Totals of this Allotment 此股份分配的總款額 : -

Nominal Amount Paid and Payable
已繳及應繳的總面額
HKD 1,000,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]
HKD 5,120,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配)
HKD 1,323,556,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	1,000,000	1.00	6.12	0.00	5.12	5,120,000.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Development Company, Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLD0078
Deadline: 12/01/2002

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

13/12/2001 JJ399670
CR No. : -006206-
Sh. Form : SC1
08 $5,120.00
CHQ $5,120.00

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
		N/A				

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
Alfred Hung Kwan LI 李鴻鈞 Investor	Flat A1, 31/F., Block A, Beverly Hill, 6 Broadwood Road, Hong Kong	1,000,000		
	Total Shares Allotted by Class 各類股份分配總額	1,000,000		

Signed 簽名：

Name 姓名： Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期： 11th December, 2001

Form 表格 **AR1**

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

02 ... -5 ... 8:19

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

2 Business Name 商業名稱

Nil

3 Type of Company 公司的類別

☐ Private 私人 ☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

28th Floor, 4 Des Voeux Road Central, Hong Kong

5 Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
23	11	2001

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

(Nil)

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Development Company, Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLD0077
Deadline: 04/01/2002

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

04/12/2001 FF503304
CR No. : -006206-
Sh. Form : AR1L
27 $140.00
CHQ $140.00

Third revision to Specification No. 1/97 (Amendment No. 1/2000)
指明編號第1/97號的第3期修訂 (修訂編號第1/2000號)

Date of Return 本申報表日期		
23	11	2001
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號: 6206

7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

Class of Shares 股份類別		Authorised Share Capital 法定股本 Total Nominal Value 總面值	Issued Share Capital 已發行股本 No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	HKD	2,000,000,000.00	1,322,806,242	1,322,806,242.00	1,322,806,242.00
Total 總值		HKD2,000,000,000.00	1,322,806,242	HKD1,322,806,242.00	HKD1,322,806,242.00

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	397,000 Ordinary Shares were repurchased on 23/04/2001.
Ordinary	742,000 Ordinary Shares were allotted during the period from 02/03/2001 to 19/11/2001.

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

Date of Return 本申報表日期

23	11	2001
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號

6206

9 Secretary 秘書

Name 姓名

Surname 姓氏	Other names 名字
CHING 程	Robin Sik Wing 式榮

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 1006, Block 1, Heng Fa Chuen, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A875236(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

10 Directors 董事

1 Name 姓名

Surname 姓氏	Other names 名字
CHAN 陳	Gerald Lok Chung 樂宗

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 170 Lake Avenue, Newton Centre, MA 02459 United States

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D698106(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

CHAN Ronnie Chichung 陳 啓宗

Surname 姓氏 / Other names 名字

Alias (if any) 別名(如有的話)	Previous Names 前用姓名
N/A	N/A

Address 地址: 5A No. 14 Mt. Kellett, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E290283(8)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

CHEN Laura Lok Yee 陳 樂怡

Surname 姓氏 / Other names 名字

Alias (if any) 別名(如有的話)	Previous Names 前用姓名
N/A	N/A

Address 地址: 5C, Sea Cliff Mansions, 19C Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E238921(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期		
23	11	2001
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號: 6206

11 Registers 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Members	17/F., Hopewell Centre, 183 Queen's Road East, Hong Kong

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
01	07	2000		30	06	2001

13 Certificate 證明書

(a) I certify that the information given in this Return (including 3 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名： [signature]

(Name 姓名)：(Robin Sik Wing CHING) Date 日期： 23rd November, 2001
~~Director 董事~~／Secretary 秘書

Form 表格 **AR1**

Annual Return 周年申報表

CR
Companies Registry 公司註冊處

Continuation Sheet B (Sheet 1 of 3)
續頁 B 第 1 頁 （共 3 頁）

Date of Return 本申報表日期			Company Number 公司編號
23	11	2001	6206
DD 日	MM 月	YYYY 年	

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
CHENG 鄭	Hon Kwan 漢鈞

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 20 Broom Road, 2nd Floor, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A181391(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
HO 何	Wilfred Sai Leung 世良

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat A1, 27/F., Block A, Beverly Hill, 6 Broadwood Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A009887(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 AR1

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

Continuation Sheet B (Sheet 2 of 3)
續頁 B 第 2 頁 (共 3 頁)

Date of Return 本申報表日期		
23	11	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號: 6206

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
IP 葉	Simon Sik On 錫安

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: House 8, 16th Street, Hong Lok Yuen, Tai Po, New Territories

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D356014(8)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
NG 吳	Terry Sze Yuen 士元

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Duplex Flat B, 17th &18th Floors Block II, Wing On Towers, Nos. 7 & 9 Boyce Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D635218(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Continuation Sheet B (Sheet 3 of 3)
續頁 B 第 3 頁 (共 3 頁)

CR
Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期		
23	11	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號: 6206

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
YIN 殷	Shang Shing 尚賢

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 10th Floor, Grand Plaza Apartments, Kornhill Road, Quarry Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A079714(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
YUEN 袁	Nelson Wai Leung 偉良

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: House G, Jade Crest, 35G Shouson Hill Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E376028(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 AR1

Annual Return
周年申報表

Schedule 1 (Page 1 of 1)
附表一 第 1 頁 (共 1 頁)

CR
Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

23	11	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號

6206

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
Please see attached CD.					
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

REPORT OF THE DIRECTORS

The directors have pleasure in submitting their report together with the audited accounts for the year ended 30 June 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding, and through its subsidiaries, property development for sale, property investment for rental income, hotel owning and management, and other investments. The Group also operates in car park management and property management, and through its jointly controlled entities, the Group is involved in the operation of restaurants and dry-cleaning.

An analysis of the Group's turnover and contribution to trading results in respect of the above activities is set out in Note 2 on the Accounts.

As the majority of the activities of the Group during the year were carried out in Hong Kong, a geographical analysis of turnover is not included.

PRINCIPAL SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

A list of principal subsidiaries and jointly controlled entities, together with their countries of operations and incorporation and particulars of their issued share capital/registered capital, is set out in Notes 30 and 31 on the Accounts.

Certified true copy

For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

....
Secretary

REPORT OF THE AUDITORS

TO THE SHAREHOLDERS OF HANG LUNG DEVELOPMENT COMPANY, LIMITED (INCORPORATED IN HONG KONG WITH LIMITED LIABILITY)

We have audited the accounts on pages 59 to 104 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 24 September 2001

Certified true copy

For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

....
Secretary

AT 30 JUNE 2001
(Expressed in Hong Kong dollars)

		Group		Company	
		2001	2000	**2001**	2000
	Note	**$Million**	$Million	**$Million**	$Million
CAPITAL AND RESERVES					
Share capital	23	**1,322.3**	1,324.7	**1,322.3**	1,324.7
Reserves	24	**17,401.1**	17,967.6	**11,528.5**	11,158.4
Shareholders' funds		**18,723.4**	19,292.3	**12,850.8**	12,483.1

Approved by the Board of Directors on 24 September 2001.

Nelson W. L. Yuen *Managing Director*

Wilfred S. L. Ho *Executive Director*

The annexed notes form part of these accounts.

Certified true copy

For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

....
Secretary

HANG LUNG DEVELOPMENT COMPANY, LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Akihiro Company Limited	2	100	100	Property development	Hong Kong
Allglobe Investments Ltd.	8	60.1	-	Investment holding	British Virgin Islands
Amoy International Finance Limited	50,000	60.1	-	Dormant	Hong Kong
Amoy International Treasury Limited	8	60.1	-	Financial services	British Virgin Islands
Amoy Properties Limited				Investment holding	Hong Kong
- Ordinary Shares	2,891,113,407	60.1	-		
- Convertible Cumulative Preference Shares	843,262,500	-	-		
Amoy Properties (China) Limited	2	60.1	-	Investment holding	Hong Kong
Amoy Realty Company Limited	2	60.1	-	Dormant	Hong Kong
Amoy Treasury Limited	2	60.1	-	Financial services	Hong Kong
Amoy Treasury Services Limited	2	60.1	-	Investment holding	Hong Kong
Antonis Limited	10,000	60.1	-	Property leasing	Hong Kong
AP City Limited	2	60.1	-	Property leasing	Hong Kong
AP Glory Limited	2	60.1	-	Dormant	Hong Kong
AP International Limited	2	60.1	-	Dormant	Hong Kong
AP Jade Limited	2	60.1	-	Dormant	Hong Kong
AP Joy Limited	2	60.1	-	Property development	Hong Kong
[illegible] Pearl Limited	2	60.1	-	Dormant	Hong Kong
AP Properties Limited	20	51.1	-	Property development	Hong Kong
AP Star Limited	2	60.1	-	Dormant	Hong Kong
AP Success Limited	2	60.1	-	Property leasing	Hong Kong
AP Treasury Limited	2	60.1	-	Dormant	Hong Kong
AP Universal Limited	2	60.1	-	Property leasing	Hong Kong
AP Win Limited	1,000,000	60.1	-	Property leasing	Hong Kong
AP World Limited	2	60.1	-	Property development	Hong Kong
APW Finance Limited	2	60.1	-	Financial services	Hong Kong
Asmo Limited	2	100	100	Investment holding	Hong Kong
Atlas Limited	8	100	100	Investment holding	British Virgin Islands
Aytat Enterprises Limited	400	60.1	-	Dormant	Hong Kong
Bardory Limited	2	100	100	Financial services	Hong Kong
Bawood Investments Limited	8	60.1	-	Investment holding	British Virgin Islands
Baycrest Management Limited	2	60.1	-	Property management	Hong Kong
Bayliner Investment Ltd.	8	100	100	Investment holding	British Virgin Islands
Believecity Limited	2	100	-	Investment holding and securities trading	Hong Kong
Boland Housing Limited	4,000,200	60.1	-	Investment holding	Hong Kong
Bonhope Limited	8	100	-	Investment holding	British Virgin Islands
Bonna Estates Company Limited	1,000,000	60.1	-	Property leasing	Hong Kong
Brilliant Field Enterprises Limited	8	60.1	-	Investment holding	British Virgin Islands
Cactus Company Limited	8	60.1	-	Investment holding	British Virgin Islands
Caddo Enterprises, Limited	4,000,000	60.1	-	Property leasing	Hong Kong
[illegible]mana Limited	2	60.1	-	Property leasing	Hong Kong
Channel Developments Inc.	8	60.1	-	Investment holding	British Virgin Islands
Chat Room Café Limited	2	100	-	Dormant	Hong Kong
Chat Room Group Limited	2	100	-	Dormant	Hong Kong
Cheshire Limited	8	60.1	-	Dormant	British Virgin Islands
Chi Pan Company, Limited	100,000	60.1	-	Property management	Hong Kong
Cititop Limited	2	60.1	-	Property development	Hong Kong
CityWest Holdings Pty. Ltd.	A$103,830,989	100	-	Dormant	Australia
Claris Limited	8	100	-	Investment holding	British Virgin Islands
Cleeton Investments Limited	8	60.1	-	Investment holding	British Virgin Islands
Cokage Limited	2	100	100	Investment holding	Hong Kong
Country Bond Development Limited				Investment holding	Hong Kong
'A' Shares	990	58.1	-		
'B' Share	1	60.1	-		
Country First Enterprises Limited	2	100	-	Investment holding	Hong Kong
Country Link Enterprises Limited	10,000	42	-	Investment holding	Hong Kong
Crest Incorporated	16	100	-	Investment holding	British Virgin Islands
Crisp Holdings Limited	8	60.1	-	Investment holding	British Virgin Islands
Curicao Company Limited	2	100	-	Investment holding	Hong Kong
Dino Investments LLC	US$28,620,000	52.6	-	Securities trading	United States
Dokay Limited	2	60.1	-	Property leasing	Hong Kong
Double Merit Investments Limited	8	60.1	-	Investment holding	British Virgin Islands
Dynamia Company Limited	2	100	100	Property development	Hong Kong
Easegood Enterprises Limited	2	60.1	-	Investment holding	Hong Kong

Certified true copy
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

HANG LUNG DEVELOPMENT COMPANY, LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Ease Smart Development Limited				Investment holding	Hong Kong
'A' Share	1	100	-		
'B' Share	1	60.1	-		
Elfhony France SAS	Euro 38,200	80	-	Investment	France
Elfhony-Servicos De Consultoria Financeira LDA	Euro 1,000,000	80	-	Establish chain of boutique hotels	Portugal
Eltop Limited	8	100	-	Dormant	British Virgin Islands
Emver Limited	8	60.1	-	Investment holding	British Virgin Islands
Enco Investment Limited	8	100	-	Investment holding	British Virgin Islands
Energetic Limited	8	60.1	-	Investment holding	British Virgin Islands
Enormous Joy Limited	8	60.1	-	Dormant	British Virgin Islands
Ever Brilliant Investment Limited	2	100	100	Investment holding	Hong Kong
Everglow Company Limited	8	60.1	-	Investment holding	British Virgin Islands
Fairwick Limited	2	60.1	-	Dormant	Hong Kong
Famex Limited	8	60.1	-	Investment holding	British Virgin Islands
Filders Limited	8	60.1	-	Investment holding	British Virgin Islands
Floret Investments Limited	8	73.7	-	Investment holding	British Virgin Islands
[illegible]abs Limited	2	100	-	Property leasing	Hong Kong
[illegible]ward One Limited	8	100	-	Investment holding	British Virgin Islands
Forward Two Limited	8	100	-	Investment holding	British Virgin Islands
Fu Yik Company Limited	3	60.1	-	Property leasing	Hong Kong
Gala Ruby Limited	2	60.1	-	Investment holding	Hong Kong
Garden Terrace (Blocks 2 & 3) Management Company Limited	2	60.1	-	Dormant	Hong Kong
Geraldton Investment Limited	8	60.1	-	Investment holding	British Virgin Islands
Glory View Properties Limited	2	100	100	Property leasing	Hong Kong
Good Force Limited	8	100	-	Investment holding	British Virgin Islands
Good Wish Investments Limited	8	100	-	Investment holding	British Virgin Islands
Gotaview Limited	2	100	100	Dormant	Hong Kong
Gowily Limited	2	60.1	-	Property leasing	Hong Kong
Grand Group Limited	2	73.7	-	Dormant	Hong Kong
Grand Hotel Group Limited	10,200	73.7	-	Hotel operating and management	Hong Kong
Grand Hotel Holdings Limited				Investment holding	Hong Kong
'A' Shares	62,163,123	74.1	-		
'B' Shares	6,000,000	69.6	-		
Grand Hotel Treasury Limited	2	73.7	-	Financial services	Hong Kong
Grand Hotel Treasury Services Limited	2	73.7	-	Dormant	Hong Kong
Grand Suite Tower Limited	200	73.7	-	Operations of service apartments	Hong Kong
Great Cheer Development Limited	2	100	100	Property development	Hong Kong
Great State Development Limited	8	100	-	Dormant	British Virgin Islands
[illegible]ycon Limited	8	60.1	-	Investment holding	British Virgin Islands
Hang Chui Company Limited	2	60.1	-	Property leasing	Hong Kong
Hang Chun Company Limited	2	100	-	Investment holding	Hong Kong
Hang Ease Company Limited	10,000	60.1	-	Dormant	Hong Kong
Hang Far Company Limited	2	100	100	Investment holding	Hong Kong
Hang Fine Company Limited	200	60.1	-	Property leasing	Hong Kong
Hang Kong Company Limited	2	100	-	Dormant	Hong Kong
Hang Kwok Company Limited	10,000	60.1	-	Property leasing	Hong Kong
Hang Lee Company Limited	2	100	-	Investment holding	Hong Kong
Hang Lick Company Limited	10,000	60.1	-	Property leasing	Hong Kong
Hang Lung (Administration) Limited	10,000	100	100	Management services	Hong Kong
Hang Lung (Beijing) Properties Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Car Park Management) Limited	10,000	100	100	Dormant	Hong Kong
Hang Lung (Catering Services) Limited	2	100	100	Dormant	Hong Kong
Hang Lung (China) Limited	2	100	100	Investment holding	Hong Kong
Hang Lung (Department Stores) Limited	2	100	100	Dormant	Hong Kong
Hang Lung Enterprises Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Finance) Company Limited	2	100	100	Financial services	Hong Kong
Hang Lung Financial Services Limited	2	100	100	Financial services	Hong Kong
Hang Lung (Guangzhou) Properties Limited	2	100	100	Dormant	Hong Kong
Hang Lung Investments Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Leasing & Factoring) Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Nominees) Limited	200	100	100	Nominee services	Hong Kong

Certified true copy
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

HANG LUNG DEVELOPMENT COMPANY, LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Hang Lung Park-In Limited	2	60.1	-	Property leasing	Hong Kong
Hang Lung Project Management Limited	10,000	100	100	Project management	Hong Kong
Hang Lung Property Company Limited	2	100	100	Dormant	Hong Kong
Hang Lung Property Management Limited	2	100	100	Dormant	Hong Kong
Hang Lung Real Estate Agency Limited	2	100	100	Property agencies	Hong Kong
Hang Lung (Secretaries) Limited	2	100	100	Secretarial services	Hong Kong
Hang Lung (Shanghai) Properties Limited	2	100	-	Management services	Hong Kong
Hang Lung (Shipping) Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Supermarket) Limited	2	100	100	Dormant	Hong Kong
Hang Lung Trading Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Travel Agencies) Limited	2	100	100	Dormant	Hong Kong
Hang Lung Treasury Limited	2	100	100	Financial services	Hong Kong
Hang May Enterprises Limited	2	100	-	Financial services	Hong Kong
Hang Sing Development Limited	2	100	-	Dormant	Hong Kong
Hang Tak Company Limited	2	60.1	-	Dormant	Hong Kong
Hang Tak (Nominees) Limited	2	100	100	Dormant	Hong Kong
Hang Way Finance Company, Limited	5,000,000	100	100	Dormant	Hong Kong
[illegible]nley Villa Management Limited	2	60.1	-	Dormant	Hong Kong
[illegible]link Limited	2	100	100	Dormant	Hong Kong
Hanputar Limited	2	100	-	Property development	Hong Kong
Hanson Mortgage Limited	2	100	100	Financial services	Hong Kong
Hantak Limited	2	100	100	Investment holding	Hong Kong
Hantak Group Limited	2	100	100	Dormant	Hong Kong
Hantak Holdings Limited	2	100	100	Dormant	Hong Kong
Hantak International Limited	2	100	100	Dormant	Hong Kong
Hantak Investment Limited	2	100	100	Dormant	Hong Kong
Hantak Realty Limited	2	100	100	Dormant	Hong Kong
Hantak Technologies Limited	2	100	100	Dormant	Hong Kong
Happy Giant Limited	8	60.1	-	Investment holding	British Virgin Islands
Hebo Limited	2	100	100	Property development	Hong Kong
Hecabe Limited	8	60.1	-	Investment holding	British Virgin Islands
Hideki Investments Limited	8	100	-	Investment holding	British Virgin Islands
HL Development Limited	2	100	100	Dormant	Hong Kong
HL Enterprises Limited	2	100	100	Investment holding	Hong Kong
HL Finance Limited	2	100	100	Dormant	Hong Kong
HL Holdings Limited	2	100	100	Dormant	Hong Kong
HL International Limited	2	100	100	Dormant	Hong Kong
HL Investment Limited	2	100	100	Dormant	Hong Kong
HL Mortgage (AC) Limited	2	60.1	-	Financial services	Hong Kong
HL Mortgage (BC) Limited	2	100	100	Dormant	Hong Kong
HL Mortgage (HTG) Limited	2	100	100	Financial services	Hong Kong
HL Mortgage (HV) Limited	2	100	100	Dormant	Hong Kong
HL Mortgage (NP) Limited	2	100	100	Financial services	Hong Kong
HL Properties Limited	2	100	100	Dormant	Hong Kong
HL Trading Limited	2	100	100	Dormant	Hong Kong
Hoi Full Limited	2	60.1	-	Dormant	Hong Kong
Hoi Sang Limited	2	100	100	Investment holding	Hong Kong
Honco Investments Limited	8	100	-	Investment holding	British Virgin Islands
Hurton Investments Limited	8	73.7	-	Investment holding	British Virgin Islands
Introt Investment Limited	8	60.1	-	Investment holding	British Virgin Islands
Jackpot Limited	8	100	-	Dormant	British Virgin Islands
Juko Tower Management Limited	2	60.1	-	Dormant	Hong Kong
Kanto Mega Limited	2	100	100	Investment holding	Hong Kong
Kanto Score Limited	2	100	100	Investment holding	Hong Kong
Kelvey Limited	8	60.1	-	Investment holding	British Virgin Islands
Kilmore Investment Limited	8	60.1	-	Investment holding	British Virgin Islands
Kimberword Limited	8	60.1	-	Investment holding	British Virgin Islands
Kindstock Limited	2	100	-	Investment holding	Hong Kong
Kornhill Recreation Club Limited	2	60.1	-	Operation of club house	Hong Kong
Kornville Management Limited	2	60.1	-	Dormant	Hong Kong
Kronik Holdings Limited	8	73.7	-	Investment holding	British Virgin Islands
Lakefield Estates Company Limited	4	60.1	-	Property leasing	Hong Kong
Land Venture Limited	2	100	-	Property development	Hong Kong
Leadford Limited	8	60.1	-	Investment holding	British Virgin Islands
Level Investments Limited	8	60.1	-	Investment holding	British Virgin Islands
Levington Limited	8	60.1	-	Investment holding	British Virgin Islands

Certified true copy
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

HANG LUNG DEVELOPMENT COMPANY, LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Lisbon Investment Limited	8	60.1	-	Investment holding	British Virgin Islands
Lockoo Limited	1,000,002	60.1	-	Property leasing	Hong Kong
Lucky Joy Limited	2	60.1	-	Investment holding	Hong Kong
Luckyson Investments Limited	10,000	100	-	Property development	Hong Kong
Luen Cheong Can Centre Management Limited	2	60.1	-	Dormant	Hong Kong
Lungsun Limited	US$858.69	89.7	89.7	Investment holding	British Virgin Islands
Lungsun Mortgage (PV) Limited	20	89.7	-	Financial services	Hong Kong
Lydon Investments Ltd.	8	100	100	Dormant	British Virgin Islands
Magic Rise Development Ltd.	US$100	60.1	-	Dormant	British Virgin Islands
Manbey Investments Limited	8	60.1	-	Investment holding	British Virgin Islands
Mansita Limited	2	60.1	-	Property leasing	Hong Kong
Mars Corporation	8	60.1	-	Dormant	British Virgin Islands
Marten Investment Limited	8	100	-	Dormant	British Virgin Islands
Merrysun Limited	2	100	-	Investment holding	Hong Kong
Modalton Limited	2	73.7	-	Property leasing	Hong Kong
Monafat Limited	2	60.1	-	Property leasing	Hong Kong
Montivideo Trading Limited	8	89.7	-	Investment holding	British Virgin Islands
[illegible]ica Investments Limited	8	73.7	-	Investment	British Virgin Islands
Newfoundland Housing Limited	100,000	100	100	Property leasing	Hong Kong
Newhart Investments Limited	16	60.1	-	Investment holding	British Virgin Islands
Nikco Limited	2	100	-	Property leasing	Hong Kong
Nine Wing Hong Street Management Limited	2	60.1	-	Dormant	Hong Kong
Noble Place Management Limited	2	60.1	-	Dormant	Hong Kong
Ocean Time Investments Limited	10,000	100	-	Property leasing	Hong Kong
Orchid Garden Investments Limited	8	60.1	-	Dormant	British Virgin Islands
Ottringham Limited	20	60.1	-	Property leasing	Hong Kong
Palex Limited	2	60.1	-	Property leasing	Hong Kong
Paradot Limited	2	100	100	Property development	Hong Kong
Parc Versailles Management Company Limited	2	60.1	-	Dormant	Hong Kong
Parkawan Limited	2	60.1	-	Dormant	Hong Kong
Park Towers Management Limited	2	60.1	-	Dormant	Hong Kong
Pendence Limited	2	100	100	Investment holding	Hong Kong
Pevek Investment Limited	8	60.1	-	Investment holding	British Virgin Islands
Pioneer Network Ltd.	8	100	-	Investment holding	British Virgin Islands
Pitonbo Limited	2	60.1	-	Dormant	Hong Kong
Pocaliton Limited	2	60.1	-	Property leasing	Hong Kong
Potent Investment Ltd.	8	100	100	Investment holding	British Virgin Islands
Promax Limited	2	89.7	-	Property development	Hong Kong
Prosperland Housing Limited	1,560,000	100	100	Investment holding	Hong Kong
[illegible]tat Limited	2	100	100	Investment holding	Hong Kong
Queld Investment Limited	8	60.1	-	Investment holding	British Virgin Islands
Quemana Limited	2	100	100	Dormant	Hong Kong
Rago Star Limited	2	60.1	-	Property leasing	Hong Kong
Redstone Investments Limited	8	60.1	-	Investment holding	British Virgin Islands
Ribblesdale Holdings Limited	8	60.1	-	Investment holding	British Virgin Islands
Rilarch Investments Limited	8	60.1	-	Investment holding	British Virgin Islands
Rioloy Limited	2	60.1	-	Property leasing	Hong Kong
Robot Limited	8	100	-	Investment holding	British Virgin Islands
Roda Investment Company Limited	8	60.1	-	Investment holding	British Virgin Islands
Ronhero Limited	2	60.1	-	Property leasing	Hong Kong
Rosper Limited	2	60.1	-	Dormant	Hong Kong
Ross Company Limited	8	60.1	-	Investment holding	British Virgin Islands
Sallingham Limited	8	60.1	-	Investment holding	British Virgin Islands
Sandeman Limited	8	60.1	-	Investment holding	British Virgin Islands
Scotat Limited	2	89.7	-	Investment holding	Hong Kong
Sebastian Limited	80	60.1	-	Dormant	British Virgin Islands
Sebes Investment Limited	8	60.1	-	Investment holding	British Virgin Islands
Selandia Limited	2	100	100	Dormant	Hong Kong
Serkin Investments Limited	8	60.1	-	Investment holding	British Virgin Islands
Silver Sky Enterprises Limited	8	100	-	Dormant	British Virgin Islands
Spatial Town Company Limited	2	100	100	Dormant	Hong Kong
Spiracy International Inc.	8	73.7	-	Investment holding	British Virgin Islands
Spring Investments Limited	8	60.1	-	Investment holding	British Virgin Islands
Stanman Properties Limited	20	100	100	Property development	Hong Kong

Certified true copy

For and on behalf of

HANG LUNG DEVELOPMENT COMPANY, LIMITED

HANG LUNG DEVELOPMENT COMPANY, LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Stooket Limited	2	60.1	-	Property leasing	Hong Kong
Style Giant Limited	2	89.7	-	Property development	Hong Kong
Success Cosmos Development Limited	2	100	100	Property development	Hong Kong
Sunflower Investments Limited	8	60.1	-	Dormant	British Virgin Islands
Tackle Limited	8	100	100	Investment	British Virgin Islands
Tai Fung Engineering Company Limited	500,000	100	100	Dormant	Hong Kong
Tainers Limited	2	100	100	Investment holding	Hong Kong
Tasco Investments Limited	8	73.7	-	Investment holding	British Virgin Islands
Tegraton Limited	2	73.7	-	Property leasing	Hong Kong
Tiona Holdings Limited	8	73.7	-	Investment holding	British Virgin Islands
Topgrace Investments Limited	8	100	-	Investment holding	British Virgin Islands
Topnic Limited	2	100	100	Property leasing	Hong Kong
Union Rise International Limited	2	100	100	Investment holding	Hong Kong
Uraga Investments Limited	8	100	100	Investment	British Virgin Islands
Urmia Investment Limited	8	60.1	-	Investment holding	British Virgin Islands
Vamay Investment Limited	8	60.1	-	Investment holding	British Virgin Islands
Vanner Limited	8	60.1	-	Investment holding	British Virgin Islands
[illegible]ssan Investments Limited	8	60.1	-	Investment holding	British Virgin Islands
[illegible]an Limited	2	100	100	Property development	Hong Kong
Viared Limited	8	60.1	-	Investment holding	British Virgin Islands
Wai Luen Investment Company, Limited	100,000	60.1	-	Property leasing	Hong Kong
Wapco Investment Limited	8	60.1	-	Investment holding	British Virgin Islands
Wentworth Limited	8	100	-	Investment holding	British Virgin Islands
Wililoy Limited	2	60.1	-	Property leasing	Hong Kong
Yangli Limited	2	60.1	-	Property leasing	Hong Kong
Yannett Properties Limited	8	60.1	-	Investment holding	British Virgin Islands
Yee Fly Investment Limited	1,000	100	100	Investment holding & securities trading	Hong Kong
Zarat Limited	2	60.1	-	Property leasing	Hong Kong
Zimba Investment Limited	8	60.1	-	Investment holding	British Virgin Islands

Equity Joint Venture in The People's Republic of China	Registered Capital (US$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Shanghai Hang Bond Property Development Co., Ltd.	167,004,736	57.5	-	Property leasing	The People's Republic of China
Shanghai Heng Cheng Real Estate Development Co., Ltd.	17,766,000	70	-	Property development	The People's Republic of China
[illegible]nghai Kong Hui Property [illegible]evelopment Co., Ltd.	165,000,000	37.8	-	Property development & leasing	The People's Republic of China

Certified true copy

For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

....
Secretary

HANG LUNG DEVELOPMENT COMPANY, LIMITED

LIST OF JOINTLY CONTROLLED ENTITIES

At 30th June, 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Applegate Company Limited	10,000	50	50	Investment holding	Hong Kong
Arges Limited	4	36.9	-	Restaurant operations	Hong Kong
China Top Home Holdings Limited	10,000	50	-	Investment holding	Hong Kong
Daily Win Development Limited	400	25	-	Property leasing	Hong Kong
Flying Gazelle Limited	2	50	50	Property leasing	Hong Kong
Guangzhou Top Home Technology Co. Ltd.	16,500,000	50	-	Information technology	The People's Republic of China
Hang Hing Mortgage (TH) Limited	2	50	-	Financial services	Hong Kong
Hang Lung-Hakuyosha Dry Cleaning Limited	519,000	50	-	Dry & laundry cleaning	Hong Kong
Hang Lung-Hakuyosha (Hong Kong) Limited	800,000	50	50	Investment holding	Hong Kong
Hang Wise Company Limited	200	50	50	Property leasing	Hong Kong
HKU/Hantak Ortho-Technology Limited	5,165,000	38.7	-	Developing Bioactive and Osteoporotic Bone Cement for commercialisation	Hong Kong
Hollyhock Limited	US$3,209	35.2	-	Investment holding	British Virgin Islands
Inlink Investment Limited	2	36.9	-	Holding of restaurant licence	Hong Kong
Kei Fung Investment Company, Limited	10,000,000	50	50	Dormant	Hong Kong
Lee Chau Company Limited	2,500,000	40.8	-	Holding of completed property for sale	Hong Kong
Newfoundworld Limited	2,000,000	20	-	Property development	Hong Kong
Newfoundworld Finance Limited	100,000	20	-	Financial services	Hong Kong
Newfoundworld Holdings Limited	2,000,000	20	-	Investment holding	Hong Kong
Pure Jade Limited	1,000	20	-	Property development	Hong Kong
Star Play Development Limited	3	20	-	Property leasing	Hong Kong
Tai Hing Gardens Management Company Limited	1,000	50	-	Property management	Hong Kong
Telford Development Limited	1,000,000	50	50	Dormant	Hong Kong

Certified true copy

For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

....
Secretary

Your Ref: LD100991/01
Our Ref : SO-292-2001/HLD

26th November, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Doris Lee

Dear Sirs,

Re: Hang Lung Development Company, Limited
Circular - Proposed Change of Company Name

We refer to your letter dated 23rd November, 2001, and have pleasure in enclosing herewith 14 copies of the circular in respect of the change of company name, in printed version, for your record. Please note that 500 copies of the said circular have been forwarded to the trading floor of the Exchange in accordance with the requirement of Practice Note 1 of the Listing Rules.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el

此乃白頁 特意留空

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

(於香港註册成立之有限公司)

股東特別大會通告

茲通告本公司訂於二零零一年十二月十八日(星期二)下午三時十五分假座香港德輔道中四號渣打銀行大廈二十八樓召開股東特別大會，考慮並酌情通過下列決議案為特別決議案：

「**動議**在獲得公司註册處批准之條件下，將本公司名稱更改為 Hang Lung Group Limited 恒隆集團有限公司，由公司更改名稱註册證書簽發後生效。」

承董事局命
公司秘書
程式槃
謹啟

香港，二零零一年十一月二十六日

註册辦事處：
香港
德輔道中四號
二十八樓

附註：

凡有權出席大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註册辦事處，地址為香港德輔道中四號二十八樓，方為有效。

自二零零零年四月起，淘大接手負責恒隆集團之物業發展項目（小部份舊有之發展項目除外）。淘大已建議將其公司名稱更改為「Hang Lung Properties Limited 恒隆地產有限公司」，此舉可令本公司先前發展物業所建立之良好聲譽，以及『恒隆』於地產界之商譽變成淘大之資產。

本公司除投資淘大及格蘭外，現正進行發展非物業相關之業務。董事認為更改名稱將更能反映公眾已熟識之本集團名稱，再者，更改名稱可令投資者易於識別本公司為一個集團以及提升本公司之企業形象。

條件

更改名稱須待本公司股東於本公司即將召開之股東特別大會上以特別決議案形式通過，以及香港公司註冊處批准後，方可生效。

影響

更改名稱生效後，所有印有本公司現時名稱之現有股票將可繼續作為本公司股份擁有權之憑證，並可就本公司新名稱發行之相同數目股份進行有效買賣、結算以及交收。再者，股東於本公司之權益將不會因更改名稱而有所影響。更改名稱生效後所發出之任何股票將以新名稱發行。

股東特別大會通告

本公司召開股東特別大會（「特別大會」）有關更改名稱之通告現刊載於第三頁內。而有關特別大會之代表委任書亦隨附於本通函供　閣下使用。

本公司之主要股東 Cole Limited 已表示將於特別大會上投票贊成有關更改名稱之特別決議案。

當更改名稱生效後，本公司將會再另行公布。

此致

列位股東　台照

承董事局命
公司秘書
程式桀
謹啟

香港，二零零一年十一月二十六日

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

(於香港註冊成立之有限公司)

董事局：
陳啟宗 *(主席)*
殷尚賢 *(副主席)**
袁偉良 *(董事總經理)*
陳樂宗
陳樂怡
鄭漢鈞*
何世良 *(執行董事)*
葉錫安*
吳士元 *(執行董事)*

註冊辦事處：
香港
德輔道中四號
二十八樓

* *獨立非執行董事*

敬啟者：

更改公司名稱之建議

更改公司名稱之建議

恒隆有限公司(「本公司」)董事(「董事」)建議將本公司名稱更改為「Hang Lung Group Limited 恒隆集團有限公司」(「更改名稱」)。

原因

本公司連同兩間公眾上市附屬公司，即淘大置業有限公司(「淘大」)及格蘭酒店集團有限公司(「格蘭」)一向被公眾認識為『恒隆集團』。『恒隆集團』之名稱在所有業務函件、業績公布、售樓書及其他印刷品上均有登載。

THIS PAGE IS INTENTIONALLY LEFT BLANK

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

(Incorporated in Hong Kong with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Tuesday, 18th December, 2001 at 3:15 p.m. for the purpose of passing the following resolution as a Special Resolution:—

"THAT subject to the approval of the Registrar of Companies, the name of the Company be changed to Hang Lung Group Limited 恒隆集團有限公司 with effect from the issuance of the relevant Certificate of Incorporation on Change of Name."

By Order of the Board
Robin S W Ching
Company Secretary

Hong Kong, 26th November, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Note:

A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

Since April 2000, Amoy has taken up the property development business of the Hang Lung Group, apart from a small number of old projects. Amoy has now proposed to change its name to "Hang Lung Properties Limited 恒隆地產有限公司" to capitalise on the good reputation of the properties previously developed by the Company and the goodwill of the name "HANG LUNG" in the property business.

The Company, apart from its investment holdings in Amoy and Grand, is expanding into non-property related business. The Directors consider that the Change of Name can reflect what is already better known to the public of our Group. Also, the Change of Name will enable the investors to have an easy recognition of the Company as a Group and to enhance the Company's corporate image.

CONDITIONS

The Change of Name will be subject to the passing of a special resolution by the shareholders of the Company at the extraordinary general meeting to be convened by the Company and the approval by the Registrar of Companies in Hong Kong.

EFFECT

Upon the Change of Name becoming effective, all existing share certificates bearing the existing name of the Company will continue to be evidence of title to the shares of the Company and will continue to be valid for trading, settlement and delivery for the same number of shares in the new name of the Company. Also, the rights of the shareholders in the Company will not be affected as a result of the proposed Change of Name. Should the Change of Name become effective, any issue of share certificates thereafter will be in the new company name.

NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice convening an extraordinary general meeting ("EGM") of the Company for approval of the Change of Name is set out on page 3. Also, a proxy card in connection with the EGM is enclosed for your use.

Cole Limited, a substantial shareholder of the Company has indicated that they will vote in favour of the resolution relating to the Change of Name at the EGM.

A further announcement will be made when the Change of Name becomes effective.

By Order of the Board
Robin S.W. Ching
Company Secretary

Hong Kong, 26th November, 2001

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

(Incorporated in Hong Kong with limited liability)

Board of Directors:
CHAN Chichung Ronnie *(Chairman)*
YIN Shang Shing *(Vice Chairman)**
YUEN Wai Leung Nelson *(Managing Director)*
CHAN Lokchung Gerald
CHEN Lok Yee Laura
CHENG Hon Kwan*
HO Sai Leung Wilfred *(Executive Director)*
IP Sik On Simon*
NG Sze Yuen Terry *(Executive Director)*

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

* *Independent Non-Executive Director*

To: All shareholders

PROPOSED CHANGE OF COMPANY NAME

PROPOSAL FOR CHANGE OF COMPANY NAME

The directors ("the Directors") of Hang Lung Development Company, Limited ("the Company") propose that the name of the Company be changed to "Hang Lung Group Limited 恒隆集團有限公司" ("Change of Name").

REASON

The Company, with its two publicly listed subsidiary companies — Amoy Properties Limited ("Amoy") and Grand Hotel Holdings Limited ("Grand"), has been known to the public as the "Hang Lung Group" for a long period of time. The words "Hang Lung Group" appear on all stationery, announcements of results, sales brochures and other literatures.

Your Ref: LD100992/01
Our Ref : SO-293-2001/HLD

26th November, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Doris Lee

Dear Sirs,

Re: **Hang Lung Development Company, Limited**
Announcement - Proposed Change of Company Name

We refer to your letter dated 23rd November, 2001, and have pleasure in enclosing herewith the original form and 7 copies of our announcement, in English and Chinese versions, appeared today in South China Morning Post, Hong Kong Economic Times and Hong Kong Economic Journal for your information.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

noted.

"We think there is not much point expanding Virgin if it is not going to get access to key assets that would allow it to expand rapidly," Mr Corrigan said.

Virgin Blue was interested in establishing itself on the trans-Tasman route to New Zealand, but that was as far as interest went on an international scale for the airline, he said.

Virgin Blue chief executive Brett Godfrey said the airline had entered into the deal with Lang to fund the purchase of Ansett

largest airline, Ansett was put into voluntary administration in mid-September and later grounded with heavy debt, throwing most of its 16,000 staff out of work.

With government support, Ansett's administrators managed to return some planes to the air and is now completing plans to sell the airline.

Three weeks ago, the administrators named a consortium of two Australian businessman, Lindsay Fox and Solomon Lew, as the preferred bidders.

Mr Fox, who owns a national

volved Ansett terminals, maintenance facilities and 1,500 staff.

While that was 2,500 fewer Ansett jobs retained than the Fox-Lew bid, the unions had to question the viability of a new airline starting up in the present market environment, Mr Corrigan said.

Union workers are major creditors of Ansett.

The administrators have been running a streamlined carrier while they resolve the future of the former Air New Zealand-owned carrier.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

(Incorporated in Hong Kong with limited liability)

PROPOSED CHANGE OF COMPANY NAME

The directors of Hang Lung Development Company, Limited propose to change the name of the Company to "Hang Lung Group Limited 恒隆集團有限公司".

PROPOSAL FOR CHANGE OF COMPANY NAME

The directors ("the Directors") of Hang Lung Development Company, Limited ("the Company") propose that the name of the Company be changed to "Hang Lung Group Limited 恒隆集團有限公司" ("Change of Name").

REASON

The Company, with its two publicly listed subsidiary companies — Amoy Properties Limited ("Amoy") and Grand Hotel Holdings Limited ("Grand"), has been known to the public as the "Hang Lung Group" for a long period of time. The words "Hang Lung Group" appear on all stationery, announcements of results, sales brochures and other literatures.

Since April 2000, Amoy has taken up the property development business of the Hang Lung Group, apart from a small number of old projects. Amoy has now proposed to change its name to "Hang Lung Properties Limited 恒隆地產有限公司" to capitalise on the good reputation of the properties previously developed by the Company and the goodwill of the name "HANG LUNG" in the property business.

The Company, apart from its investment holdings in Amoy and Grand, is expanding into non-property related business. The Directors consider that the Change of Name can reflect what is already better known to the public of our Group. Also, the Change of Name will enable the investors to have an easy recognition of the Company as a Group and to enhance the Company's corporate image.

CONDITIONS

The Change of Name will be subject to the passing of a special resolution by the shareholders of the Company at the extraordinary general meeting to be convened by the Company and the approval by the Registrar of Companies in Hong Kong.

EFFECT

Upon the Change of Name becoming effective, all existing share certificates bearing the existing name of the Company will continue to be evidence of title to the shares of the Company and will continue to be valid for trading, settlement and delivery for the same number of shares in the new name of the Company. Also, the rights of the shareholders in the Company will not be affected as a result of the proposed Change of Name. Should the Change of Name become effective, any issue of share certificates thereafter will be in the new company name.

CIRCULAR

A circular containing information on the Change of Name together with a notice convening an extraordinary general meeting of the Company for approval of the Change of Name will be despatched to shareholders of the Company as soon as practicable.

A further announcement will be made when the Change of Name becomes effective.

By Order of the Board
Robin S.W. Ching
Company Secretary

Hong Kong, 26th November, 2001

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

32

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED STOCK CODE:
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD - H DISCRIPTION BY NOMINAL VALUE: 1.0000

(3) Identificaiton of corporation making disclosure

FULL NAME: Franklin Resources, Inc. BUSINESS REGISTRATION NO. 13-2670991

ADDRESS OF REGISTERED OFFICE: One Franklin Parkway, San Mateo, CA 94403-1906

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG:

PLACE OF INCORPORATION: Delaware LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): Seidman, Laura CONTACT PHONE NO.: (954) 527-7413

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 26 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [x] 2 [ ] 3 [ ] 4 [x] 5 [ ] 6 [ ] 7 [x]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 131,929,000 9.97

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 145,281,000 10.98

-13,352,000 1.01

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman Position held at the company: Assistant Secretary, Franklin Resources, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: ____________

Date: 27 (Day) 11 (Month) 01 (Year)

Addendum to Corporate Substantial Shareholder Notice dated November 27, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (I.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) Box N-7759 Nassau, Bahamas	77,936,000
Templeton Asset Management Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) 2 Exchange Square, Suite 908 Hong Kong	50,639,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Franklin Resources, Inc.) Box N-7759 Nassau, Bahamas	3,354,000
TOTAL SHARES	131,929,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. 1 Queens Road, Central Hong Kong	127,087,000
Standard Chartered Bank Hong Kong	4,842,000
TOTAL SHARES	131,929,000

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

(21)

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED STOCK CODE:
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD - H DISCRIPTION BY NOMINAL VALUE: 1.0000

02 MAR -5 AM 8:10

(3) Identificaiton of corporation making disclosure

FULL NAME: Templeton Worldwide, Inc. BUSINESS REGISTRATION NO. 94-3167260

ADDRESS OF REGISTERED OFFICE: 500 East Broward Blvd., Suite 2100, Ft. Lauderdale, FL 33394-3091

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG:

PLACE OF INCORPORATION: Delaware LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): Seidman, Laura CONTACT PHONE NO.: (954) 527-7413

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 26 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [x] 2 [ ] 3 [ ] 4 [x] 5 [ ] 6 [ ] 7 [x]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 131,929,000

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 145,281,000

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman

Position held at the company: Assistant Secretary, Franklin Resources, Inc. which wholly owns Templeton Worldwide, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 27 (Day) 11 (Month) 01 (Year)

Addendum to Corporate Substantial Shareholder Notice dated November 27, 2001

(7) If any of the notifiable interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (I.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) Box N-7759 Nassau, Bahamas	77,936,000
Templeton Asset Management Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide, Inc.) 2 Exchange Square, Suite 908 Hong Kong	50,639,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Templeton Worldwide Inc.) Box N-7759 Nassau, Bahamas	3,354,000
TOTAL SHARES	131,929,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. Basement Level 1 1 Queens Road, Central Hong Kong	127,087,000
Standard Chartered Bank Hong Kong	4,842,000
TOTAL SHARES	131,929,000

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP, 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: HANG LUNG DEVELOPMENT COMPANY LIMITED STOCK CODE:
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HKD CLASS: ORD- H DISCRIPTION BY NOMINAL VALUE: 1.0000

FULL NAME Templeton International, Inc. BUSINESS REGISTRATION NO. 94-3173617

ADDRESS OF REGISTERED OFFICE 500 East Broward Blvd., Suite 2100, Ft. Lauderdale, FL 33394-3091 USA

13

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

PLACE OF INCORPORATION Delaware LISTED ON SEHK Yes/No* (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) Seidman, Laura CONTACT PHONE NO.: (954) 527-7413

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 26 MONTH 11 YEAR 01

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 [x] 2 [ ] 3 [ ] 4 [x] 5 [ ] 6 [ ] 7 [x]

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 131,929,000

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 145,281,000

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HK/ID Passport No.	ADDRESS	NUMBER OF SHARES HELD
Not Applicable			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.,8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
See Attached		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See Attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: Laura R. Seidman

Position held at the company: Assistant Secretary, Franklin Resources, Inc. which indirectly wholly owns Templeton International, Inc.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 27 (Day) 11 (Month) 01 (Year)

Addendum to Corporate Substantial Shareholder Notice dated November 27, 2001

(7) If any of the notifiable Interest in the relevant share capital of the listed (described at paragraph (2) of Page 1) is held as a result of S.8(2)(3) and (4) of the Ordinance (I.e. corporate interests, see Explanatory Note), complete this paragraph.

Templeton Global Advisors Ltd. (A wholly owned subsidiary of Templeton Internatinal, Inc.) Box N-7759 Nassau, Bahamas	77,936,000
Templeton Asset Management Ltd. (A wholly owned subsidiary of Templeton International, Inc.) 2 Exchange Square, Suite 908 Hong Kong	50,639,000
Templeton Capital Advisers Ltd. (A indirectly wholly owned subsidiary of Templeton International, Inc) Box N-7759 Nassau, Bahamas	3,354,000
TOTAL SHARES	131,929,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5)(a) of Page 1.

Hong Kong & Shanghai Banking Corp. Nominees Ltd. Basement Level 1 1 Queens Road, Central Hong Kong	127,087,000
Standard Chartered Bank Hong Kong	4,842,000
TOTAL SHARES	131,929,000

Our Ref: SO-304-2001/HLD

30th November, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: Hang Lung Development Company, Limited
Annual General Meeting held on 23rd Nov., 2001

We would like to inform you that at the Annual General Meeting ("AGM") of the Company held on 23rd November, 2001, all resolutions set out in the Notice of AGM dated 26th October, 2001 have been duly passed. Accordingly, we enclose herewith the following documents in respect of the Company for your record :-

1. copy of the resolutions (other than ordinary business) signed by the Chairman of the meeting together with 8 certified copies of such; and

2. a certified copy of the Circular in printed version in respect of Notice of AGM and Repurchase Mandate.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el

Company No. 6206

HANG LUNG DEVELOPMENT COMPANY, LIMITED

恒隆有限公司

Resolutions Passed on 23rd November, 2001

Certified True Copy

~~Director~~/Secretary

At the Annual General Meeting of the Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 11:00 a.m., the following Ordinary Resolutions were duly passed :-

5A. "THAT:-

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

5B. "THAT:-

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the

Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

RONNIE C. CHAN
Chairman

23rd November, 2001

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 11:00 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2001.

2. To declare a final dividend.

3. To re-elect directors and authorise the board of directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:—

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:—

A. "**THAT**:—

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "**THAT**:—

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:—

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 26th October, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. The Register of Members will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th November, 2001.

3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.

4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

附 錄

以下之**說明書**為根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)必須就擬於二零零一年十一月二十三日舉行之股東週年大會上建議之有關購回股份全面授權而寄予股東，並根據公司條例第49BA(3)段規定而構成之備忘錄：

(i) 現建議本公司可購回於通過決議案批准全面授權當日之本公司已發行每股面值港幣一元之股份(「股份」)最多達百分之十。於二零零一年十月十九日(確定有關數字之最後實際可行日期)，本公司之已發行股份數目為十三億二千二百五十五萬六千二百四十二股。按上述數字(及假定於二零零一年十月十九日至該決議案通過之日期間並無購回股份)計算，董事將獲授權購回本公司股份最多達一億三千二百二十五萬五千六百二十四股。

(ii) 董事相信向股東尋求全面授權使董事可於市場上購回股份乃符合本公司及其股東之最佳利益。該等購回事宜(在視乎當時之市場情況及資金安排而定)，可提高本公司之資產淨值及其每股資產值及／或每股盈利；而僅於董事相信該等購回事宜將令本公司及其股東受惠時方會進行。

(iii) 根據購回股份授權而購回股份之所需資金，將來自本公司可運用之流動現金及／或營運資金。用於購回股份之資金，本公司僅根據公司之組織章程大綱及細則以及香港之適用法例，由可合法作此用途之款項撥付。

(iv) 倘若於建議購回期間內任何時間本公司全面實行購回權力，將可能對本公司之營運資金或資產負債比率(指對比截至二零零一年六月三十日止年度年報內之已審核賬目所披露之狀況而言)造成不利影響。然而，董事倘認為實行購回建議對本公司需不時具備之營運資金或資產負債水平會有重大之不利影響時，將不會建議行使購回權力。

(v) 目前並無任何董事或(就董事在作出一切合理查詢後所知)任何本公司董事之聯繫人擬於股東給予全面授權後向本公司出售股份。

(vi) 董事已向聯交所承諾將按上市規則及香港法例之規定根據全面授權行使本公司之權力購回股份。

(vii) 董事並不知悉因根據全面授權購回任何股份而產生按照香港公司收購及合併守則所規定之任何後果。於二零零一年十月十九日，Cole Limited實益擁有本公司股份總額四億七千六百八十三萬四千五百八十股，佔當日本公司之已發行股本權益百分之三十六點一。

(viii) 以下為本公司於本文件刊發日期之前六個月內購回本身股份之詳情：

購回日期	**股份數目**	**最高價** (港元)	**最低價** (港元)
二零零一年四月十日	197,000	6.550	6.500
二零零一年四月十七日	200,000	6.500	6.450

(ix) 本公司之關連人士(定義見上市規則)並無知會本公司表示有意於股東給予全面授權後將本公司之股份售予本公司，該等人士亦無向本公司承諾不會將任何該等股份售予本公司。

(x) 以下為本公司股份於過去十二個月在聯交所每月錄得之最高及最低成交價：

	最高 （港元）	最低 （港元）
二零零零年十月	8.050	6.900
二零零零年十一月	7.250	5.850
二零零零年十二月	7.050	5.850
二零零一年一月	8.150	6.850
二零零一年二月	8.600	7.650
二零零一年三月	8.700	6.750
二零零一年四月	7.000	6.400
二零零一年五月	7.600	6.450
二零零一年六月	8.050	7.300
二零零一年七月	7.800	7.350
二零零一年八月	7.850	7.300
二零零一年九月	7.850	6.100

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 11:00 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2001.

2. To declare a final dividend.

3. To re-elect directors and authorise the board of directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:—

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:—

A. **"THAT:—**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. **"THAT:—**

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:—

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 26th October, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. The Register of Members will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th November, 2001.

3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.

4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

APPENDIX

The following is the **Explanatory Statement** required to be sent to shareholders under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Annual General Meeting to be held on 23rd November, 2001 and also constitutes the Memorandum required by Section 49BA(3) of the Companies Ordinance:—

(i) It is proposed that up to 10 per cent. of the shares of HK$1.00 each of the Company (the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 19th October, 2001, the latest practicable date for determining such figures, the number of Shares in issue was 1,322,556,242. On the basis of such figures (and assuming no Shares are repurchased after 19th October, 2001 and up to the date of passing such resolution), the directors would be authorised to repurchase Shares up to a limit of 132,255,624 Shares.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2001 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) The directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers as a consequence of any repurchases pursuant to the general mandate. As at 19th October, 2001, Cole Limited was beneficially interested in a total of 476,834,580 Shares, representing 36.1 per cent. of the share capital of the Company in issue as at that date.

(viii) Details of repurchases of Shares by the Company during the six months prior to the date of this document were as follows:—

Date of Repurchase	Number of Shares	Highest Price (HK$)	Lowest Price (HK$)
10th April, 2001	197,000	6.550	6.500
17th April, 2001	200,000	6.500	6.450

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:—

	Highest (HK$)	Lowest (HK$)
October 2000	8.050	6.900
November 2000	7.250	5.850
December 2000	7.050	5.850
January 2001	8.150	6.850
February 2001	8.600	7.650
March 2001	8.700	6.750
April 2001	7.000	6.400
May 2001	7.600	6.450
June 2001	8.050	7.300
July 2001	7.800	7.350
August 2001	7.850	7.300
September 2001	7.850	6.100

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th November, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Development Company, Limited
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 3rd December, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,322,556,242		
Increase/(~~Decrease~~) during the month	550,000		
Balance at close of the month :	1,323,106,242		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ _____ 2.______ Exercise price: HK$ _____	Per	attached				550,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price: HK$* _____ 2.______ *Subscription price: HK$* _____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$_____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				Nil
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/[illegible] increased/([illegible]) during the month:					550,000

Remarks : ____________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secreta

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	11,858,000	Nil	550,000	Nil	11,308,000	550,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	1,150,000	Nil	Nil	Nil	1,150,000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil

Your Ref: CR/NC/SWOPS/6206/405221
Our Ref : SO-333-2001/HLD

18th December, 2001

New Company Section,
Companies Registry,
14/F, Queensway Government Offices,
66 Queensway,
Hong Kong.

Attn. Ms. Y.T. Lau

Dear Sirs,

Re: Proposed swop of Company Names
Hang Lung Development Company, Limited
and Hang Lung Group Limited

We refer to your letter dated 15th November, 2001 approving our application for names swop of the above two companies. Accordingly, we enclose herewith a printed copy of the Special Resolution for each of the above two companies in respect of the change of company name passed at their respective extraordinary general meetings for filing with your Registry. A cheque for $590 payable to "The Government of the HKSAR" being relevant fees for the two companies is also enclosed for your attention.

We shall be grateful if the Certificates of Incorporation on Change of Name in respect of the above two companies could be issued as soon as possible, as we are desirous that the name of Hang Lung Development Company, Limited on The Stock Exchange of Hong Kong Limited will be changed with effect from 2nd January, 2002.

Thank you very much for your kind co-operation.

Yours faithfully,
For and on behalf
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/el

Company No.6206

THE COMPANIES ORDINANCE (CHAPTER 32)

COMPANY LIMITED BY SHARES

SPECIAL RESOLUTION

OF

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

Passed on the 18th day of December, 2001

At the Extraordinary General Meeting of the above Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Tuesday, 18th day of December, 2001 at 3:15 p.m., the following resolution was duly passed as a Special Resolution:-

> "THAT subject to the approval of the Registrar of Companies, the name of the Company be changed to Hang Lung Group Limited 恒隆集團有限公司 with effect from the issuance of the relevant Certificate of Incorporation on Change of Name."

Ronnie C. Chan
Chairman

Dated the 18th day of December, 2001

Your Ref: LD100991/01
Our Ref : SO-334-2001/HLD

18th December, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
12/F, One International Finance Centre,
1 Harbour View Street,
Hong Kong.

Attn. Ms. Doris Lee

Dear Sirs,

Re: Extraordinary General Meeting held on 18/12/2001

We would like to inform you that at the Extraordinary General Meeting ("EGM") of the Company held on 18th December, 2001, the Special Resolution set out in the Notice of EGM dated 26th November, 2001 in respect of the change of company name has been duly passed. Accordingly, we enclose herewith the following documents for your records :-

1. original copy of the Special Resolution signed by the Chairman of the meeting together with 8 certified copies of such; and

2. a certified copy of the Circular together with Notice of EGM in printed version.

We are also enclosing a draft press announcement regarding the above subject for your review. Please note that in the said announcement, we have stated that the trading of our shares on The Stock Exchange of Hong Kong Limited under the new name "Hang Lung Group Limited 恒隆集團有限公司" will take effect from 2nd January, 2002. With reference to the telephone conversation between your Mr. Joseph Wan and our Esther Li, we understand that you will notify your trading division to make the necessary arrangement.

Yours faithfully,
For and on behalf of
HANG LUNG DEVELOPMENT COMPANY, LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. Mr. Joseph Wan

Company No.6206

THE COMPANIES ORDINANCE (CHAPTER 32)

COMPANY LIMITED BY SHARES

SPECIAL RESOLUTION

OF

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

Passed on the 18th day of December, 2001

At the Extraordinary General Meeting of the above Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Tuesday, 18th day of December, 2001 at 3:15 p.m., the following resolution was duly passed as a Special Resolution:-

> "THAT subject to the approval of the Registrar of Companies, the name of the Company be changed to Hang Lung Group Limited 恒隆集團有限公司 with effect from the issuance of the relevant Certificate of Incorporation on Change of Name."

Ronnie C. Chan
Chairman

Dated the 18th day of December, 2001

此乃白頁 特意留空

HANG LUNG DEVELOPMENT COMPANY, LIMITED

恒隆有限公司

(於香港註册成立之有限公司)

股東特別大會通告

茲通告本公司訂於二零零一年十二月十八日(星期二)下午三時十五分假座香港德輔道中四號渣打銀行大廈二十八樓召開股東特別大會，考慮並酌情通過下列決議案為特別決議案：

「**動議**在獲得公司註册處批准之條件下，將本公司名稱更改為 Hang Lung Group Limited 恒隆集團有限公司，由公司更改名稱註册證書簽發後生效。」

承董事局命

公司秘書

程式棨

謹啟

香港，二零零一年十一月二十六日

註册辦事處：

香港

德輔道中四號

二十八樓

附註：

凡有權出席大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註册辦事處，地址為香港德輔道中四號二十八樓，方為有效。

自二零零零年四月起，淘大接手負責恒隆集團之物業發展項目(小部份舊有之發展項目除外)。淘大已建議將其公司名稱更改為「Hang Lung Properties Limited 恒隆地產有限公司」，此舉可令本公司先前發展物業所建立之良好聲譽，以及『恒隆』於地產界之商譽變成淘大之資產。

本公司除投資淘大及格蘭外，現正進行發展非物業相關之業務。董事認為更改名稱將更能反映公眾已熟識之本集團名稱，再者，更改名稱可令投資者易於識別本公司為一個集團以及提升本公司之企業形象。

條件

更改名稱須待本公司股東於本公司即將召開之股東特別大會上以特別決議案形式通過，以及香港公司註冊處批准後，方可生效。

影響

更改名稱生效後，所有印有本公司現時名稱之現有股票將可繼續作為本公司股份擁有權之憑證，並可就本公司新名稱發行之相同數目股份進行有效買賣、結算以及交收。再者，股東於本公司之權益將不會因更改名稱而有所影響。更改名稱生效後所發出之任何股票將以新名稱發行。

股東特別大會通告

本公司召開股東特別大會(「特別大會」)有關更改名稱之通告現刊載於第三頁內。而有關特別大會之代表委任書亦隨附於本通函供　閣下使用。

本公司之主要股東 Cole Limited 已表示將於特別大會上投票贊成有關更改名稱之特別決議案。

當更改名稱生效後，本公司將會再另行公布。

此致

列位股東　台照

承董事局命
公司秘書
程式棨
謹啟

香港，二零零一年十一月二十六日

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

(於香港註冊成立之有限公司)

董事局：
陳啟宗 *(主席)*
殷尚賢 *(副主席)**
袁偉良 *(董事總經理)*
陳樂宗
陳樂怡
鄭漢鈞*
何世良 *(執行董事)*
葉錫安*
吳士元 *(執行董事)*

註冊辦事處：
香港
德輔道中四號
二十八樓

* *獨立非執行董事*

敬啟者：

更改公司名稱之建議

更改公司名稱之建議

恒隆有限公司(「本公司」)董事(「董事」)建議將本公司名稱更改為「Hang Lung Group Limited 恒隆集團有限公司」(「更改名稱」)。

原因

本公司連同兩間公眾上市附屬公司，即淘大置業有限公司(「淘大」)及格蘭酒店集團有限公司(「格蘭」)一向被公眾認識為『恒隆集團』。『恒隆集團』之名稱在所有業務函件、業績公布、售樓書及其他印刷品上均有登載。

THIS PAGE IS INTENTIONALLY LEFT BLANK

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

(Incorporated in Hong Kong with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Tuesday, 18th December, 2001 at 3:15 p.m. for the purpose of passing the following resolution as a Special Resolution:—

"THAT subject to the approval of the Registrar of Companies, the name of the Company be changed to Hang Lung Group Limited 恒隆集團有限公司 with effect from the issuance of the relevant Certificate of Incorporation on Change of Name."

By Order of the Board
Robin S W Ching
Company Secretary

Hong Kong, 26th November, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Note:

A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

Since April 2000, Amoy has taken up the property development business of the Hang Lung Group, apart from a small number of old projects. Amoy has now proposed to change its name to "Hang Lung Properties Limited 恒隆地產有限公司" to capitalise on the good reputation of the properties previously developed by the Company and the goodwill of the name "HANG LUNG" in the property business.

The Company, apart from its investment holdings in Amoy and Grand, is expanding into non-property related business. The Directors consider that the Change of Name can reflect what is already better known to the public of our Group. Also, the Change of Name will enable the investors to have an easy recognition of the Company as a Group and to enhance the Company's corporate image.

CONDITIONS

The Change of Name will be subject to the passing of a special resolution by the shareholders of the Company at the extraordinary general meeting to be convened by the Company and the approval by the Registrar of Companies in Hong Kong.

EFFECT

Upon the Change of Name becoming effective, all existing share certificates bearing the existing name of the Company will continue to be evidence of title to the shares of the Company and will continue to be valid for trading, settlement and delivery for the same number of shares in the new name of the Company. Also, the rights of the shareholders in the Company will not be affected as a result of the proposed Change of Name. Should the Change of Name become effective, any issue of share certificates thereafter will be in the new company name.

NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice convening an extraordinary general meeting ("EGM") of the Company for approval of the Change of Name is set out on page 3. Also, a proxy card in connection with the EGM is enclosed for your use.

Cole Limited, a substantial shareholder of the Company has indicated that they will vote in favour of the resolution relating to the Change of Name at the EGM.

A further announcement will be made when the Change of Name becomes effective.

By Order of the Board
Robin S.W. Ching
Company Secretary

Hong Kong, 26th November, 2001

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

(Incorporated in Hong Kong with limited liability)

Board of Directors:
CHAN Chichung Ronnie *(Chairman)*
YIN Shang Shing *(Vice Chairman)**
YUEN Wai Leung Nelson *(Managing Director)*
CHAN Lokchung Gerald
CHEN Lok Yee Laura
CHENG Hon Kwan*
HO Sai Leung Wilfred *(Executive Director)*
IP Sik On Simon*
NG Sze Yuen Terry *(Executive Director)*

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

* *Independent Non-Executive Director*

To: All shareholders

PROPOSED CHANGE OF COMPANY NAME

PROPOSAL FOR CHANGE OF COMPANY NAME

The directors ("the Directors") of Hang Lung Development Company, Limited ("the Company") propose that the name of the Company be changed to "Hang Lung Group Limited 恒隆集團有限公司" ("Change of Name").

REASON

The Company, with its two publicly listed subsidiary companies — Amoy Properties Limited ("Amoy") and Grand Hotel Holdings Limited ("Grand"), has been known to the public as the "Hang Lung Group" for a long period of time. The words "Hang Lung Group" appear on all stationery, announcements of results, sales brochures and other literatures.

HANG LUNG GROUP LIMITED

恒隆集團有限公司

Your Ref: LD100991/01
Our Ref : SO-340-2001/HLGL

27th December, 2001

HANG LUNG GROUP

Listing Division,
The Stock Exchange of Hong Kong Limited,
12/F, One International Finance Centre,
1 Harbour View Street,
Hong Kong.

Attn. Ms. Dion Wong

BY FAX & BY HAND
(Fax No.2537-9502)

Dear Sirs,

Re: Change of Company Name

Further to our letter dated 18th December, 2001, we are pleased to enclose herewith a certified copy of the Certificate of Incorporation on Change of Name in respect of Hang Lung Group Limited 恒隆集團有限公司 (formerly known as Hang Lung Development Company, Limited) issued by the Companies Registry on 27th December, 2001. We shall be grateful if you would please make the necessary arrangement so that the trading of our shares on The Stock Exchange of Hong Kong Limited under the new name "Hang Lung Group Limited 恒隆集團有限公司" would commence from 2nd January, 2002 as stated in the press announcement to be published on newspapers on 2nd January, 2002.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED
(formerly known as Hang Lung Development Company, Limited)

Robin Ching
Secretary

Encl.
RsC/el

c.c. Mr. Joseph Wan

28/F, Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Facsimile (852) 2868 6031
Telephone (852) 2879 0111

No. 6206
編號

COMPANIES ORDINANCE
(CHAPTER 32)
香港法例第32章
公司條例

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME
公司更改名稱
註冊證書

* * *

I hereby certify that
本人謹此證明

HANG LUNG DEVELOPMENT COMPANY, LIMITED
(恒隆有限公司)

having by special resolution changed its name, is now incorporated under
經通過特別決議，已將其名稱更改，該公司的註冊名

the name of
稱現為

HANG LUNG GROUP LIMITED
恒隆集團有限公司

Issued by the undersigned on 27 December 2001.
本證書於二〇〇一年十二月廿七日簽發。

Certified True Copy

Director/Secretary

MISS R. CHEUNG
for Registrar of Companies
Hong Kong
香港公司註冊處處長
(公司註冊主任 張潔心 代行)

C.R.F. 11 (99)

HANG LUNG GROUP LIMITED
恒隆集團有限公司

(Formerly known as Hang Lung Development Company, Limited 恒隆有限公司)

(Incorporated in Hong Kong with limited liability)

CHANGE OF COMPANY NAME

The name of the Company has been changed from "Hang Lung Development Company, Limited 恒隆有限公司" to "Hang Lung Group Limited 恒隆集團有限公司" with immediate effect.

Change of Company Name

Further to the Company's announcement made on 26th November, 2001 in respect of the proposed change of name of the Company, the directors are pleased to announce that the Special Resolution regarding the change of name of the Company from "Hang Lung Development Company, Limited 恒隆有限公司" to "Hang Lung Group Limited 恒隆集團有限公司" was passed by the shareholders at the extraordinary general meeting of the Company held on 18th December, 2001.

The Certificate of Incorporation on Change of Name dated * December, 2001 issued by the Registrar of Companies in Hong Kong has been received by the Company and the new name is effective with immediate effect.

Share Certificates

The change of name of the Company will not affect the rights of the shareholders of the Company. All existing share certificates in issue bearing the former name of the Company will continue to be evidence of title to the shares

of the Company and will be valid for trading, settlement and delivery for the same number of shares in the new name of the Company.

Trading of the shares of the Company on The Stock Exchange of Hong Kong Limited under the new name "Hang Lung Group Limited 恒隆集團有限公司" and same stock code of "10" will take effect from Tuesday, 2nd January, 2002.

By Order of the Board
Robin S.W. Ching
Company Secretary

Hong Kong, 1st January, 2002

Our Ref: SO-341-2001/HLG

31st December, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Doris Lee

Dear Sirs,

Re: **Hang Lung Group Limited**
Hang Lung Properties Limited
- Announcement re Change of Company Name

We refer to our letter dated 27th December, 2001, and have pleasure in enclosing herewith the original form and 7 copies of each of the announcements of Hang Lung Group Limited and Hang Lung Properties Limited, in English and Chinese versions, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

c.c. Mr. Joseph Wan (without enclosure)
Ms. Amy Loi (with announcement of Hang Lung Properties Ltd.)

COPY

HANG LUNG GROUP LIMITED
恒隆集團有限公司

(Formerly known as Hang Lung Development Company, Limited 恒隆有限公司)

(Incorporated in Hong Kong with limited liability)

CHANGE OF COMPANY NAME

The name of the Company has been changed from "Hang Lung Development Company, Limited 恒隆有限公司" to "Hang Lung Group Limited 恒隆集團有限公司", with immediate effect.

Change of Company Name

Further to the Company's announcement made on 26th November, 2001 in respect of the proposed change of name of the Company, the directors are pleased to announce that the Special Resolution regarding the change of name of the Company from "Hang Lung Development Company, Limited 恒隆有限公司" to "Hang Lung Group Limited 恒隆集團有限公司" was passed by the shareholders at the extraordinary general meeting of the Company held on 18th December, 2001.

The Certificate of Incorporation on Change of Name dated 27th December, 2001 issued by the Registrar of Companies in Hong Kong has been received by the Company and the new name is effective with immediate effect.

Share Certificates

The change of name of the Company will not affect the rights of the shareholders of the Company. All existing share certificates in issue bearing the former name of the Company will continue to be evidence of title to the shares of the Company and will be valid for trading, settlement and delivery for the same number of shares in the new name of the Company.

Trading of the shares of the Company on The Stock Exchange of Hong Kong Limited under the new name "Hang Lung Group Limited 恒隆集團有限公司" and same stock code of "10" will take effect from Wednesday, 2nd January, 2002.

By Order of the Board
Robin S.W. Ching
Company Secretary

Hong Kong, 31st December, 2001

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st December, 2001

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd January, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ____________)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,323,106,242		
Increase/~~(Decrease)~~ during the month	450,000		
Balance at close of the month :	1,323,556,242		

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____	Per	attached				450,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ____ 2.______ Subscription price: HK$ ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				Nil
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(~~decreased~~) during the month:						450,000

Remarks : ____________________

Authorised Signatory:

Name : Esther Li
Title : Assistant Co. Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	11,308,000	Nil	450,000	Nil	10,858,000	450,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	1,150,000	Nil	Nil	Nil	1,150,000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil